As filed with the Securities and Exchange Commission on January 14, 2016

Registration No. 333-208904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OTG EXP, Inc.
(Exact Name of Each Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	5810 (Primary Standard Industrial Classification Code Number)	47-5424423 (I.R.S. employer identification number)

352 Park Avenue South, 10th Floor
New York, New York 10010
(212) 776-1478
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Christopher Redd
General Counsel
OTG EXP, Inc.
352 Park Avenue South, 10th Floor
New York, New York 10010
(212) 776-1478
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Richard Aftanas, P.C. Tim Cruickshank Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800 (212) 446-4900 (facsimile)	Michael Benjamin Merritt Johnson Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000 (212) 848-7179 (facsimile)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as reasonably practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one): ☐

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, $0.01 par value per share(2)	$100,000,000	$10,070

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Includes shares that the underwriters have the option to purchase.
(3)	Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE U.S. SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell and does not seek an offer to buy these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale thereof is not permitted.

Subject to Completion. Dated January 14, 2016

                Shares

OTG EXP, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of OTG EXP, Inc., par value $0.01 per share. We are offering              shares of our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We have applied to list our Class A common stock on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “OTG.”

We have two authorized classes of common stock: Class A and Class B. Holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share, and all such holders will vote together as a single class except as otherwise required by applicable law. Holders of our Class B common stock do not have any right to receive dividends or distributions upon our liquidation or winding up.

We will use $    million of the net proceeds from this offering to purchase newly-issued units (“LLC Units”) in OTG Management, LLC (the “LLC ”) and $    million of the net proceeds to purchase LLC Units from an affiliate of our Chairman, Chief Executive Officer and founder, Eric J. Blatstein. The LLC will use the net proceeds it receives from us as described under “Use of Proceeds.” Upon completion of this offering, we will have acquired              LLC Units representing a          % economic interest in the LLC and will be the sole managing member of the LLC. Our existing owners will hold the remaining              LLC Units representing a          % economic interest in the LLC. Each LLC Unit held by our existing owners is, from time to time, exchangeable for one share of Class A common stock, subject to customary equitable adjustments for stock splits, stock dividends and reclassifications.

Immediately following this offering, the holders of our Class A common stock will collectively own 100% of the economic interests in OTG EXP, Inc. and have          % of the voting power of OTG EXP, Inc. The holders of our Class B common stock will have the remaining       % of the voting power of OTG EXP, Inc.

We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements.

See “Risk Factors” on page 17 to read about factors you should consider before buying shares of our Class A common stock.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
(1)	See “Underwriting” for a description of underwriting compensation in connection with this offering.

To the extent that the underwriters sell more than              shares of our Class A common stock, the underwriters have the option to purchase up to           additional shares of our Class A common stock from us at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares of Class A common stock against payment therefore in New York, New York on or about                   ,             .

MORGAN STANLEY		CREDIT SUISSE
BARCLAYS		BMO CAPITAL MARKETS
KEYBANC CAPITAL MARKETS
FIFTH THIRD SECURITIES	REGIONS SECURITIES LLC	MAXIM GROUP LLC

Prospectus dated                   ,             .

OTG®

"our mission: to transform the airport experience"

Millions

Millions of travelers served by OTG across 23 terminals in 10 airports

220+

Beautifully designed locations and award-winning chef-driven restaurants that just happen to be in airports.

7,500+

Over 7,500 OTG iPads seamlessly integrated into the airport dining and traveler experience.

~$360MM

OTG's current revenue,(1) which grew at a compound annual growth rate of 23% from fiscal 2011 to fiscal 2014 in a $5.2Bn addressable market

(1) Based on actual net sales for the twelve months ended September 27, 2015.

OTG

HOSPITALITY+

First class experience for all travelers

DINING +

Award-Winning Cuisine

Let's go!
Check your destination information.
Wisconsin Trout Amandine
haricots verts, fingerling potatoes
Touch Screen to Begin.

DESIGN +

Immersive, Modern Spaces

TECHNOLOGY +

State-of-the-art Technology

an OTG experience®

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains statistical data and estimates, including those relating to market size, competitive position and growth rates of the markets in which we participate, that we obtained from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source.

BASIS OF PRESENTATION

In this prospectus, unless the context otherwise requires:

•	“OTG,” “Company,” “we,” “our” and “us” refer (i) following the consummation of this offering, to OTG EXP, Inc., a newly organized Delaware corporation and the issuer of the Class A common stock offered hereby, and its subsidiaries, including OTG Management, LLC, and (ii) prior to the consummation of this offering, to OTG Management, LLC and its subsidiaries; and
•	“LLC” refers to OTG Management, LLC, a Delaware limited liability company.

We use a 52- or 53-week fiscal year ending on the last Sunday closest to December 31. Fiscal 2011, fiscal 2012, fiscal 2013 and fiscal 2014 ended on December 25, 2011, December 30, 2012, December 29, 2013 and December 28, 2014, respectively. Fiscal 2011, 2013 and 2014 were 52-week fiscal years and fiscal 2012 was a 53-week fiscal year.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

Unless otherwise indicated, the information presented in this prospectus assumes (i) an initial public offering price of $          per share of common stock, which is the midpoint of the estimated range of the price set forth on the cover page of this prospectus and (ii) that the underwriters will not exercise their option to purchase an additional           shares of our Class A common stock.

Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. dollars. Numbers in certain tables may not foot due to rounding.

TRADEMARKS, SERVICE MARKS, TRADE NAMES AND COPYRIGHTS

We obtain and maintain trademarks or service marks for most of the trade names that we use in connection with the operation of our business and use or license certain other trademarks, service marks and trade names. This prospectus may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.

ii

CERTAIN TERMS USED IN THIS PROSPECTUS

In this prospectus, unless the context otherwise requires, the following terms have the meanings noted below:

“ACDBE” means Airport Concession Disadvantaged Business Enterprise.

“ARN” refers to Airport Revenue News.

“Concession program” refers to the operation of one or more F&B or N&G locations in an airport terminal and “concession sales” refers to sales from such locations.

“Crewmembers” refers to our employees.

“Dwell time” refers to the time passengers spend in a terminal after clearing security and prior to boarding their flights.

“Enplanements” refers to the number of ticketed airline passengers departing from a certain terminal or airport, as applicable.

“Entire terminal concession program” refers to the programs where we either operate substantially all of the F&B concessions or F&B and N&G concessions or have management authority over the concession program in the terminal. As of the date of this prospectus, our entire terminal concession programs consist of Kennedy Terminal 2, Kennedy Terminal 5, LaGuardia Terminal A, LaGuardia Terminal C, LaGuardia Terminal D, Reagan Terminal A, Minneapolis-St. Paul Concourse G of Terminal 1 and Newark Terminal C. We have not included our concession program at Tucson because our contract for this program expires in 2016 and we do not intend to extend or replace the contract.

“F&B” means food and beverage.

“FAA” means the Federal Aviation Administration.

“N&G” means news and gifts.

“RPE” refers to revenue per enplanement, which is calculated by dividing revenue by the number of enplanements at a given terminal or airport, as applicable.

“Same terminal sales growth” refers, for any reporting period, to the change in net sales with respect to terminals in which we have operated concessions for 24 months or longer.

“Street” refers to restaurants, quick service restaurants, bars and other food and beverage service locations in urban or suburban locations, as opposed to airport concession locations.

“Takeover growth” refers to the growth in RPE when comparing our first full year of operations with the year prior to when we take over a concession program.

“Terminal” refers to an airport terminal or concourse, as applicable.

“Terminal-level contribution” refers to net sales less food and related expenses, personnel, occupancy, controllables and other expenses related to terminal operations, such as credit card fees, building insurance and bank fees, plus other operating income, net and deferred rent.

We also refer in this prospectus to the following airports with abbreviated names:

•	John F. Kennedy International Airport (“Kennedy”)
•	LaGuardia Airport (“LaGuardia”)
•	Minneapolis-St. Paul International Airport (“Minneapolis-St. Paul”)
•	Newark Liberty International Airport (“Newark”)
•	Philadelphia International Airport (“Philadelphia”)
•	Ronald Reagan Washington National Airport (“Reagan”)
•	Toronto-Pearson International Airport (“Toronto-Pearson”)
•	Tucson International Airport (“Tucson”)

iii

SUMMARY

This summary highlights material information about our business and this offering of our Class A common stock. This is a summary of material information contained elsewhere in this prospectus and is not complete and does not contain all of the information that may be important to you. For a more complete understanding of our business and this offering, you should read this entire prospectus, including the section entitled “Risk Factors,” as well as the consolidated financial statements and the related notes thereto.

Overview of OTG

OTG is a high-growth company that is transforming the airport travel experience for millions of travelers every year. We combine world-class hospitality and award-winning cuisine with innovative design and state-of-the-art technology to provide what we call the “OTG Experience.” OTG’s proprietary restaurant concepts are complemented by our signature tablet platform which was the first, and remains the only one of its kind in our industry. OTG started in 1996 with a single restaurant location in the Philadelphia International Airport and the goal of delivering a great restaurant experience that just happened to be in an airport. Today, we are one of the leading airport food and beverage (“F&B”) operators in North America with more than 220 locations in 23 terminals across 10 airports. Our current target market is North America’s top 30 airports by enplanement, which recorded 576 million enplanements and $5.2 billion total F&B and news and gifts (“N&G”) concession sales in 2014.

OTG’s approach as an operator of its own proprietary concepts is highly differentiated in the airport concessions industry. Over the past 20 years, we have expanded our offerings from F&B to include N&G and concession management services. We have become a one-stop airport solutions provider with a demonstrated ability to design, develop, operate and manage entire terminal concessions programs, which refers to the programs where we either operate substantially all of the F&B concessions or F&B and N&G concessions or have management authority over the concession program or terminal, which is a key area of focus for us. OTG’s customers are comprised of two distinct groups. The first group, which we refer to as our business partners, includes airlines, airport operators and concession program managers, and increasingly other commercial enterprises seeking to leverage the impact of the OTG Experience. The second group consists of the tens of millions of people each year that pass through the airports containing OTG operations, as well as the employees and crewmembers of our airline and airport partners.

Our passionate crewmembers deliver the OTG Experience to our customers in some of the most frequently traveled airports in North America, including Kennedy, LaGuardia, Newark, Philadelphia, Reagan, Minneapolis-St. Paul and Toronto-Pearson, through the following:

•   Inviting Hospitality. We seek to provide a personal touch and a first-class experience for all travelers, not just those flying first class. Now, everyone can enjoy concierge style service while waiting for their flight. Through our interactive tablet programs, travelers can order everything from gourmet sandwiches and salads, to sushi and steak accompanied by a fine wine or a locally-brewed craft beer. Utilizing our “2U” service, customers can also shop for electronics and travel accessories such as headphones and neck pillows. One of our crewmembers will deliver their meal and purchases right to their seat in one of our restaurants or even at the gate. Travelers can also charge their personal devices at an array of tabletop outlets and USB ports and use our tablets to surf the internet, play games, order personalized services or shop with our retail partners. These services and conveniences reduce traveler anxiety and allow our customers to have a more relaxing travel experience.

•   Authentic Dining Experiences. We own and operate restaurants inside of airports, not airport restaurants. We create culturally inspired, authentic food programs through relationships with renowned local, national and international chefs, including Michelin-starred chefs, James Beard award winners and Iron Chefs. We develop expansive menus and product selections that are designed to appeal to a wide variety of travelers. We seek to source the freshest ingredients locally using artisan purveyors and greenmarkets for our “farm-to-terminal” model. As a result, our food and beverage concepts are known for award-winning cuisine across a broad spectrum of styles and service options, from food courts to full-service dining, to grab-and-go gourmet markets. We primarily operate proprietary concepts such as our gourmet burger concept Custom Burger

(with meats sourced through Pat Lafrieda), our pizza concept Tagliere, our coffee concept WorldBean and other examples that include New England-inspired seafood shack Anglers, sandwiches at Interwich and contemporary Japanese cuisine at Kombu. For those on the run, we have fresh to-go food options at CIBO Express that can be picked up on the way to the gate.

•   Thoughtful and Innovative Design. OTG reimagines the physical space of the airport and works with some of the world’s leading design firms to plan and build customer-centric, free flowing and modern facilities. OTG develops integrated concession programs dedicated to enhancing not only the function, but also the look and feel, of an airport terminal. We have changed traditional gate-hold areas beset with tight and limited seating and services, into revenue generating spaces containing comfortable restaurant, bar and lounge seating and offering a variety of service and entertainment options. Additional design innovations allow us to change the look, functionality and menu offerings of a single location depending on the time of day, for example by changing from a bakery cafe in the morning to an Italian-style deli in the afternoon. We work closely with our airline and airport partners in all phases of a project from conception and development to operations.

•   State-of-the-Art Technology. We are known as the company that put iPads in airports, and our program is on track to be one of the largest consumer-facing deployments of the iPad in the world. Our state-of-the-art technology allows us to deliver enhanced customer experiences that drive higher sales revenues. Our tablet program provides more accurate ordering (in over 20 languages) and faster delivery and check-out services. Our customers can conveniently order more products and services, and we can serve more customers and process more transactions. In addition, our recommendation engines seamlessly offer customized and personalized food and beverage suggestions. Lastly, our tablet platform allows for the creation of additional sources of revenue from advertising, marketing, gaming and entertainment programs with other business partners including credit card companies, car rental companies and online shopping sites.

The seamless integration of these elements defines the OTG Experience, changing the “need” to get to the airport early to the “want” to get to the airport early. We have deployed our focused business model in a variety of settings, but it is always anchored by the personal touch reflected in our core values of integrity, passion, quality, safety, caring, fun and creativity. We have continued to learn and evolve around the needs of our customers and partners and have grown significantly over the last three years primarily by focusing on large projects involving the redevelopment of entire terminal concession programs. During fiscal 2012 to 2014, we grew from 111 F&B locations in eight airports to over 220 locations across 10 airports. During the same time period, our net sales grew from $146 million to $274 million, representing a 23% compound annual growth rate (“CAGR”).

Our Industry

OTG operates in the growing airport concession market, which comprises F&B, N&G, specialty retail and commercial services. The two primary metrics that drive growth in the airport concession industry are enplanements and revenue per enplanement (“RPE”), and airport concession companies like OTG have benefited from long-term growth in these metrics. According to ARN, enplanements have increased by a 1.9% CAGR and combined F&B and N&G RPE has increased by a 4.6% CAGR from 2009 to 2014 in the top 30 North American airports based on RPE. OTG has been a key contributor in driving this RPE growth during this period. In addition, during this period, total revenue from F&B and N&G concession sales at these airports increased by a 6.7% CAGR. In 2014, F&B and N&G concession sales at the top 30 North American airports by enplanements were $5.2 billion, generated from 576 million enplanements. We believe that these growth trends will continue as the FAA projects positive growth in enplanements over the next 10 years. Additionally, as described below, we believe RPEs will increase in the future due to a number of favorable factors.

Airport concessions provide important and necessary passenger services. Concession revenues are a significant part of the airport business, and we believe that airport authorities and airlines have increasingly focused on growth in this area. Several factors that impact the air traveler experience are also driving increases in RPE. These factors include the increased use of the hub-and-spoke airline model, lengthy security procedures and flight delays and a significant increase in the amount of dwell time. According to ARN, average dwell times can last more than 90 minutes at certain airports like Kennedy. Meeting the travelers’ in-terminal F&B needs has also become more important as in-flight meals have been eliminated or offered for purchase with limited selection and quantity and often with inferior quality. Travelers are increasingly demanding other and often healthier dining alternatives to the typical fast food franchises and have demonstrated a willingness to spend more on the higher-quality products and services offered by OTG.

Given that airport concession contracts generally have a term of between seven and ten years, we expect to have significant and consistent opportunities to bid for concession contracts, including at major hubs, over the next ten years as existing contracts expire. In connection with these expirations, and as a result of all of the above described dynamics, we believe many airports and airlines will be interested in redeveloping existing or outdated airport F&B concessions that have often relied heavily on a collection of separate franchised fast food or other licensed chain restaurant concepts. We believe this is particularly true at major hubs that can justify the significant levels of investments required to redevelop terminal concession programs. In the United States, air traffic growth is increasingly being directed to large hub airports in major metropolitan markets as the major airline carriers consolidate and focus on the most profitable routes stemming from these hubs. Given the limited number of aircraft takeoff and landing slots allotted at major airports such as Kennedy, La Guardia and Reagan, airlines are also choosing to deploy larger aircrafts and fly longer distances, resulting in more enplanements at these airports. With our award-winning offerings, our ability to deliver a customized variety of dynamic, proprietary dining options, integrated retail and other services, innovative designs, state-of-the-art technologies, and an overall focus on major hubs, we believe that we will continue to benefit from these industry trends.

Our Strengths

We believe the following competitive strengths are key to our continued growth and success:

Delivering the OTG Experience.

We have been recognized throughout the industry for elevating the air travel experience, earning numerous accolades for ourselves and our airline and airport partners, including: “50 Most Innovative Companies of 2014” Fast Company, and “The Judges’ Award for Driving Innovation in Airports” International Airport Food & Beverage FAB Awards (2014). The unwavering focus on the key drivers of the OTG Experience differentiates us from our competitors. We believe that delivery of each of the elements of the OTG Experience—(1) inviting hospitality, (2) authentic dining experiences, (3) thoughtful and innovative design and (4) state-of-the-art technology—creates a superior value proposition for travelers and our airline and airport partners that will continue to lead to market share growth and some of the highest RPEs in the industry.

Our performance has generated increasing demand for the types of programs that OTG offers and has led to significant additional growth opportunities through privately negotiated agreements and both public and private request-for-proposals (“RFP”) processes. Over the past five years, we have won approximately 80% of the contracts we have pursued when competing for entire terminal concession programs. As a result, we have doubled our market share for F&B in the top 50 performing North American airports by RPE from approximately 3% in 2008 to approximately 6% of sales in 2014. Airport travelers also respond favorably to the breadth of our high-quality dining options, atmosphere, conveniences and services we offer and, ultimately, they spend more at OTG operated concession locations. Concession programs operated by OTG, especially its entire terminal concession programs, rank highly amongst the top 50 performing North American airport by RPE and consistently generate some of the highest RPEs in the industry. Our ability to generate higher revenue is evidenced by what we call takeover growth – the growth in RPE when comparing our first full year of operations with the year prior to when we took over a concession program – which has averaged 26% across our entire terminal concession programs.

Differentiated business model.

We continue to learn and evolve, and over the past 20 years have worked on refining our business model to address the needs and preferences of our customers and partners. By relying almost exclusively on proprietary concepts, we create a differentiated experience for our customers, avoid paying franchise fees and are well positioned to take advantage of changes in consumer trends and commodity costs. Unlike most of our competitors that rely on licensing and franchising restaurant brands, we have full control over almost all of our restaurant concepts and menus and are able to react quickly and effectively to changes in consumer needs. We re-design terminals around the customer experience and increase points of sales throughout the terminal by creating revenue generating capacity from previously unproductive and dormant space, such as gate-hold rooms. Our technology also sets us apart and results in many customer benefits, additional revenue generating opportunities as well as cost savings. Today, we focus on pursuing the largest and most complex, yet most rewarding, projects at the busiest airports and seek to grow at major hubs and other large-market, high-traffic airports. Where possible, we aim to take over responsibility for entire airport or entire terminal concession programs, rather than to simply operate individual or small numbers of concession locations, which we believe allows us to benefit from economies of scale and deliver all of the elements of the OTG Experience.

Strong business partnerships.

Our ability to deliver the OTG Experience has led to strong long-term relationships with our airline and airport partners. Our successful track record and meaningful relationships with our partners have led to high contract win rates and additional business opportunities. Further, we have been able to negotiate concession agreements on favorable terms that include longer lease terms, lower percentage rents and greater operational flexibility for us, but that still result in higher absolute dollar returns to our partners. By custom designing and operating separate and unique concepts for each airline and airport, we allow these partners to leverage the OTG Experience to enhance their own brands and drive their own customer loyalty initiatives. For example, we work with our airline partners to extend special services to their most frequent and valued customers and develop ways to interact with their loyalty programs, such as our “pay with miles” function for United Airlines. The favorable press we have garnered for our larger entire terminal concession programs have also generated billions of media impressions for our airline partners that have significant dollar value. Moreover, our demonstrated ability to design, develop, operate and manage entire terminal concession programs relieves our airline and airport partners of much of the burden of managing all or a part of these programs themselves.

Significant barriers to entry.

We believe that our business model is not easily replicated even by seasoned concession operators, as we have been delivering the OTG Experience for the last 20 years, and that there are significant barriers to entry for potential new competitors, particularly for entire terminal concession programs. The intensive capital requirements that underpin our highly differentiated programs and our ability to generate some of the highest RPEs in the industry limit both the willingness and the ability for other operators to compete with us. We understand and effectively manage the myriad of legal, regulatory and logistical obstacles involved in operating a business in a heavily regulated and secure environment. Given the strict security at airports, we have the benefit of a streamlined onboarding process for our crewmembers, including FBI fingerprinting and background checks. In addition, our experienced teams specialize in delivering new projects within extremely compressed time tables in a variety of circumstances. We have repeatedly demonstrated an ability to transition and transform an entire terminal concession program virtually overnight without disruption to the overall business or other airport operations. We can manage the logistics for the largest phased transitions as well. For example, in 2014, during the takeover of Newark Terminal C, we successfully opened 49 F&B and N&G locations in 42 days.

Attractive terminal-level economics.

OTG’s proven business model results in strong terminal-level economics characterized by some of the highest RPEs in the industry, attractive operating margins and strong cash flow generation on an individual contract basis. Whenever we take over an entire terminal concession program from a prior operator, we generate takeover growth of 26% on average, in the first full year of operations. Our ability to quickly transition concession facilities from prior operators and open (at least) temporary concessions enables us to generate revenue with minimal construction or renovation delays. For entire terminal concession programs, we are generally able to achieve run-rate revenue within the first 24 months following the completion of construction, which refers to a month during which revenue, on an annualized basis, reflects the amount of revenue projected for a fully operational business. The breadth of our F&B concepts also allows us to provide service during all day parts, including breakfast, lunch, dinner and late night. As such, OTG has been able to achieve, sustain and grow some of the highest RPEs in the industry.

We target a terminal-level contribution margin of at least 20%. We believe that these margins are higher than our peers as a result of the proprietary nature of OTG restaurants, resulting in no franchising fees, lower terminal rents and greater efficiencies through the use of technology. Our tablet based ordering systems allow us to operate with a more efficient labor and inventory management model than typical restaurants. Further, we do not require large marketing and advertising budgets like other restaurant businesses. For entire terminal concession programs, we target a sales to investment ratio of 1:1. Once all of the initial capital expenditures are made, there are minimal ongoing capital expenditures required. The combination of our industry leading revenue generation which we calculate based on our takeover growth, and strong margins allow us to target terminal-level pre-tax internal rates of return (“IRR”) for the contract term and extension option periods in excess of 30%. Our terminal-level economics are underpinned by our long-term contracts and our stable customer base.

Experienced management team.

Our team is comprised of passionate and experienced senior leaders with an average of over 15 years at OTG and in the industry. OTG is led by its Chairman, Chief Executive Officer and founder Eric J. (“Rick”) Blatstein, who founded the business in 1996 after taking over a single restaurant location at the Philadelphia International Airport. Rick has directed the business since inception and has overseen the growth of the Company for the past 20 years. Rick has over 30 years of experience in the restaurant and hospitality industry and his foresight into consumer trends, focus on the customer experience, and ability to conceive of innovative concepts have transformed the Company and the entire airport concessions industry. Joe Ozalas, our Chief Financial Officer, joined OTG in 2004 and brings over 30 years of valuable experience, having held senior financial management positions in the telecom, publishing and retail industries. Rick and Joe are supported by a talented executive leadership team that has deep experience in entertainment, themed-restaurants, foodservice operations, airport concessions, airport development, airport and airline operations, financial management and credit card loyalty programs. We believe that our management team is a key driver of our success and positions us well for long-term growth.

Our Growth Strategies

We believe that we are well-positioned to achieve significant, sustainable financial growth, primarily driven by the following:

Expansion into new airports and terminals in major airports.

We believe significant new business development opportunities will continue to arise for the foreseeable future for expansion into airports or terminals in major hubs and other large-market, high-traffic airports where we do not currently operate. While we have expanded significantly since 2008, we remain in the very early stages of our overall growth plan, having operations in only 23 terminals across 10 airports in North America today. Given that airport concession contracts generally have a term of between seven and ten years, we expect to have significant and consistent opportunities to bid for concession contracts, including at major hubs, over the next decade as existing contracts expire. In 2014, the top 30 airports in North America by enplanement recorded 576 million enplanements and generated total F&B and N&G concession sales of $5.2 billion, yet to date we have significant operations in only six of these airports. We believe that we are well positioned to win new business because of our highly differentiated product offering and the strength of our relationships with our airline partners. We regularly receive inbound interest from international airlines and airport operators. Given the volume of new business opportunities that exists domestically, our focus has historically been on the U.S. market. However, we monitor and will opportunistically pursue opportunities for international expansion as we did with Toronto-Pearson in 2013.

We have developed a near term growth plan that targets four new entire terminal concession programs in 2016 and up to seven in 2017. Over the longer-term, we believe we can significantly grow our footprint in new and existing markets by obtaining new contracts for entire terminal concession programs while generating some of the highest RPEs in the industry. The size and timing of new projects can have a material impact on our business as new contracts are awarded. The higher enplanements and RPEs generated in major market and hub airports reduce our investment risk as they can more easily support the level of investment we typically make in order to deliver the OTG Experience. Our goal is to take over entire terminal concession programs, where possible, rather than operate individual concessions. While we will continue to monitor and selectively respond to RFP opportunities, we believe that a substantial portion of our future growth may be driven largely through privately negotiated agreements, including buyout opportunities, outside of the public RFP process.

Increase sales in existing operations.

Our goal is to grow our existing operations by increasing the frequency of customer visits and sales through the continued delivery of the OTG Experience. We intend to increase our capture rate by continuing to evolve our design and offerings and creating fresh and dynamic concepts and menus. We expect that these efforts will lead to an increase in the number of travelers that visit our concession locations and order our products, and ultimately grow our sales. As travelers pass through airports where we operate and become more familiar with the OTG Experience, we hope to create loyalty to our proprietary concepts and brands. We believe that these factors will increase sales in our current locations.

Leverage our technology to create new revenue streams in new and existing locations.

Our goal is to place one tablet for each seat at our restaurants and certain other F&B locations and at a majority of the seats in the gate-hold rooms of the terminals in which we operate. We believe the repeated and continuous interaction of our customers with our tablets will generate higher RPE and an increasing number of opportunities to develop additional and potentially significant revenue streams.

The following initiatives represent significant growth opportunities for us, both for locations where we have not yet placed tablets and for locations where tablets are currently deployed:

•	Expand advertising and marketing. Our tablet platform generates advertising and marketing revenues. We believe that the size of this revenue stream will grow over time as the potential power and reach of the tablet platform as a marketing medium is further accepted and understood by advertisers and our business partners. Our current partners include credit card companies, rental car companies and online shopping sites.
•	Develop digital entertainment and gaming content. We are working on creating digital entertainment and gaming content for purchase and free, advertising-driven content to be enjoyed by our customers on tablets that often provide faster connectivity to the Internet at the airport than personal devices. We have observed that playing the free games pre-loaded on our tablets is one of the most popular ways in which customers pass time while waiting for their flight. We are currently developing a variety of games, such as casino style games, electronic lottery, monetized social gaming and games of skill. Our exclusive gaming programs will allow us to offer sweepstakes and games of skill and award prizes to our customers ranging from free food and beverages, to flight upgrades and miles awards, to vacation packages. We believe additional future revenues will be generated by increased sales of products and services associated with game play, in-application purchases and in-application advertising.
•	Increase personalized sales. The recommendation engines we have developed for the tablet ordering software also suggest F&B pairings or other N&G products based on the time of day, prior customer preferences, flight destinations or length of travel. We believe we can also create and leverage our own databases of customer preferences by analyzing prior transactions in general and for specific customers who opt-in to receive personalized offers and services. We believe information gleaned from these databases will help to further increase sales and RPE via the recommendation and targeted marketing of specific additional products and services, including those of our business partners. Our strong understanding of customer preferences will also enable us to identify leading items that drive demand and allow us to react quickly to introduce these items across other operations. These product recommendations have already provided increased sales in the locations where tablets are deployed.

•	Further integration with business partners. We will continue to develop ways to integrate our technology with business partner loyalty programs and accept payment in alternative forms of currency as we have recently done with the pay with miles function for United Airlines. These programs not only increase sales as a result of allowing customers to access a new and seemingly free or otherwise inaccessible source of capital, but they also eliminate credit card processing fees on all incremental sales.

Ownership and Organizational Structure

Following this offering, OTG EXP, Inc. will be a holding company and its sole asset will be its equity interest in the LLC. OTG EXP, Inc. will operate and control all of the business and affairs and consolidate the financial results of the LLC. The operating agreement of the LLC will be amended and restated to, among other things, modify its capital structure by replacing the interests currently held by our existing owners with a new class of units that we refer to as “LLC Units.” We and our existing owners will also enter into an exchange agreement under which (subject to the terms of the exchange agreement) they will have the right to exchange their LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary equitable adjustments for stock splits, stock dividends and reclassifications. To the extent such owners also hold Class B common stock, they will be required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange. Any shares of Class B common stock so delivered will be cancelled. See “Organizational Structure.”

The following diagram depicts our anticipated structure upon the completion of this offering. This chart is provided for illustrative purposes only and does not show all of our legal entities or ownership percentages of such entities.

(1)	In connection with this offering, certain of our existing owners will receive shares of Class B common stock. The shares of Class B common stock have no economic rights but each share of our Class B common stock entitles its holder to ten votes on all matters to be voted on by stockholders generally.

Upon completion of this offering, OTG EXP, Inc. will be controlled by our Chairman, Chief Executive Officer and founder, Rick Blatstein, through his control of two of our existing owners, OTG Consolidated Holdings, Inc. and OTG Management, Inc. Upon completion of this offering, Mr. Blatstein will control approximately   % of the voting interest in OTG EXP, Inc. (or approximately   % if the underwriters exercise their option to purchase additional shares in full), primarily through his control of OTG Consolidated Holdings, Inc. and OTG Management, Inc., each of which will hold Class B common stock upon completion of this offering. As a result, we will be a “controlled company” within the meaning of NASDAQ corporate governance standards and therefore subject to less onerous corporate governance requirements. See “Management—Controlled Company Status.”

Risk Factors

Our business is subject to risks, as discussed more fully in the section entitled “Risk Factors” beginning on page 17. You should consider carefully all of the risks discussed in the “Risk Factors” section before investing in our Class A common stock. Among these important risks are the following:

•	if we fail to successfully implement our growth strategy, which includes expansion into new airport terminals, our ability to increase our revenue and profitability could be adversely affected;
•	our business and results of operations depend in significant part on the future performance of the airline and travel industry, and our airline partners in particular, and our revenue growth is in part tied to continued growth in air travel;
•	we have experienced net losses in the past, and we may continue to experience net losses in the future;
•	a significant portion of our revenues are derived from airports in the New York metropolitan area;
•	our business and results of operations depend significantly upon a limited number of concession contracts and airline partners;
•	extended interruptions or disruptions at the airports where we operate due to natural disasters, prolonged weather conditions, strikes related to workers in the airline industry or public transportation and other adverse incidents could affect our business and results of operations;
•	we rely on our customers spending a significant amount of time in the airports where we operate and a change in customer habits or changes in transportation safety requirements and procedures could harm our business and results of operations;
•	we depend upon our executive officers and management team and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business;
•	our debt arrangements will contain restrictions that may limit our flexibility in operating our business;
•	we rely on technology to process transactions, engage with our customers and generate additional streams of revenue, and a disruption or a failure of such technology could harm our reputation and results of operations; and
•	our business is subject to various laws and regulations and changes in such laws and regulations, and/or failure to comply with existing or future laws and regulations, could adversely affect us.

Corporate Information

OTG EXP, Inc. was incorporated on October 27, 2015 in Delaware. Our principal executive offices are located at 352 Park Avenue South, 10th Floor, New York, New York 10010 and our telephone number is (212) 776-1478. We maintain a website at www.anotgexperience.com. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;
•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•	an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;
•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and
•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

The JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision, and as a result, we plan to comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our Class A common stock less attractive as a result of our elections, which may result in a less active trading market for our Class A common stock and more volatility in our stock price.

We may take advantage of these provisions for up to five years or until such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, are deemed to be a large accelerated filer (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or issue more than $1.0 billion of non-convertible debt securities over a three-year period.

THE OFFERING

Class A common stock offered by us
       shares.
Underwriters’ option to purchase additional shares
       shares of Class A common stock.
Class A common stock to be outstanding after the offering
       shares (or        shares if the underwriters’ option is exercised in full). If all outstanding LLC Units held by our existing owners were exchanged for newly-issued shares of Class A common stock on a one-for-one basis,        shares of Class A common stock (or        shares if the underwriters’ option is exercised in full) would be outstanding.
Class B common stock to be outstanding after the offering
       shares.
Voting
Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

After this offering, certain existing owners of LLC Units will hold an equal number of shares of Class B common stock. The shares of Class B common stock have no economic rights but each share of our Class B common stock entitles its holder to ten votes on all matters to be voted on by stockholders generally. See “Description of Capital Stock—Class B Common Stock—Voting Rights.”

Holders of our Class A and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Upon completion of this offering, OTG EXP, Inc. will be controlled by our Chairman, Chief Executive Officer and founder, Rick Blatstein, through his control of two of our existing owners, OTG Consolidated Holdings, Inc. and OTG Management, Inc. Upon completion of this offering, Mr. Blatstein will control approximately       % of the voting interest in OTG EXP, Inc. (or approximately       % if the underwriters exercise their option to purchase additional shares in full), primarily through his control of OTG Consolidated Holdings, Inc. and OTG Management, Inc., each of which will hold Class B common stock upon completion of this offering.

Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $       million (or $       million if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

We intend to use $       million of the net proceeds from this offering to purchase newly-issued LLC Units from the LLC and $       million of the net proceeds to purchase LLC Units from an affiliate of Mr. Blatstein, as described under “Organizational Structure.” The proceeds received by the LLC in connection with the sale of newly issued LLC Units will be used to repay

approximately $       million of existing indebtedness and, to the extent that there are any remaining proceeds for general corporate purposes. See “Use of Proceeds.”

Directed share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to        shares of Class A common stock offered in this prospectus for our directors, officers, employees, existing investors and certain other persons. The sales will be made through a directed share program. We do not know if these persons will choose to purchase all, a portion or none of these reserved shares. Reserved shares purchased by participants in the directed share program will be subject to the 180-day restricted period described under “Underwriting—Directed Share Program.” The number of shares of Class A common stock available for sale to the general public will be reduced to the extent such persons purchase reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.
Dividend policy
We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. The declaration and payment of all future dividends, if any, will be at the discretion of our board of directors and will depend upon our financial condition, earnings, contractual conditions, or applicable laws and other factors that our board of directors may deem relevant. See “Dividend Policy.”
Voting power held by holders of Class A common stock
      % (or 100% if all outstanding LLC Units were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).
Voting power held by holders of Class B common stock
      % (or 0% if all outstanding LLC Units were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).
Exchange rights of holders of the LLC Units
Prior to this offering, we will enter into an exchange agreement with our existing owners so that they may exchange their LLC Units for shares of Class A common stock on a one-for-one basis, subject to customary equitable adjustments for stock splits, stock dividends and reclassifications. To the extent such owners also hold Class B common stock, they will be required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange. Any shares of Class B common stock so delivered will be cancelled. See “Organizational Structure—Exchange Agreement.”
Tax Receivable Agreement
We will enter into a Tax Receivable Agreement with certain of our existing owners that will provide for the payment by OTG EXP, Inc. to such persons of 85% of the amount of tax benefits, if any, that OTG EXP, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (i) the increase in our proportionate share of the existing tax basis of the assets of the LLC and an adjustment in the tax basis of the assets of the LLC reflected in that proportionate share as a result of any exchanges of LLC Units held by an existing owner of the LLC for shares of our Class A common stock, including as a result of any purchases of LLC Units in connection with this offering and as described under “Organizational Structure—Exchange Agreement” and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. See “Organizational Structure—Tax Receivable Agreement.”

Registration Rights Agreement
We intend to enter into a Registration Rights Agreement with certain of our existing owners in connection with this offering. The Registration Rights Agreement will provide such existing owners with certain registration rights whereby, following our initial public offering and the expiration of any related lock-up period, such existing owners can require us to register under the Securities Act shares of Class A common stock issuable to them upon exchange of their LLC Units. The Registration Rights Agreement will also provide for piggyback registration rights for certain of our existing owners. See “Organizational Structure—Registration Rights Agreement.”
Listing
We have applied to list our Class A common stock on NASDAQ.
Proposed trading symbol
“OTG.”
Risk factors
Please read the section entitled “Risk Factors” for a discussion of some of the factors you should carefully consider before deciding to invest in our Class A common stock.

Unless otherwise indicated, the information presented in this prospectus:

•	assumes the effectiveness of our amended and restated certificate of incorporation and bylaws, which we will adopt prior to the completion of this offering;
•	assumes an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover of this prospectus;
•	assumes that the underwriters’ option to purchase additional shares of Class A common stock from us is not exercised; and
•	excludes shares of Class A common stock reserved for future issuance under our 2015 Omnibus Incentive Plan.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present the summary historical consolidated financial and other data for the LLC, the predecessor of the issuer, OTG EXP, Inc. for financial reporting purposes. The statement of operations data for each of the years in the two-year period ended December 28, 2014 and the balance sheet data as of December 29, 2013 and December 28, 2014 are derived from the audited consolidated financial statements of the LLC contained herein. The statement of operations data for the thirty-nine weeks ended September 28, 2014 and September 27, 2015, and the balance sheet data as of September 27, 2015 are derived from the unaudited consolidated financial statements of the LLC included in this prospectus. In the opinion of our management, such unaudited financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for those periods.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The information set forth below should be read together with the “Organizational Structure,” “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all included elsewhere in this prospectus.

The historical financial and other data of OTG EXP, Inc. have not been presented since OTG EXP, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

Statements of Operations Data:

	Fiscal Year Ended(1)		Thirty-Nine Weeks Ended
($ in thousands)	December 28, 2014	December 29, 2013	September 27, 2015	September 28, 2014
			(unaudited)	(unaudited)
Net sales	$273,603	$219,708	$285,321	$199,759
Cost and expenses:
Food and related expenses	85,243	68,745	86,860	61,747
Personnel	74,043	58,850	79,286	54,327
Occupancy	36,102	30,661	35,592	26,246
Controllables	17,360	15,433	16,580	12,657
Selling, general and administrative	28,534	20,288	28,683	21,452
New business development and pre-opening costs	11,787	12,421	12,006	5,528
Depreciation and amortization	28,820	20,375	28,544	19,673
Total costs and expenses	281,889	226,773	287,551	201,630
Other operating income, net	2,103	1,159	896	1,843
Loss from operations	(6,183)	(5,906)	(1,334)	(28)
(Gain)/loss on warrant liability	(4,780)	27,480	73,370	(5,567)
Interest expense, net	44,787	28,556	41,141	30,134
Loss before provision for income taxes	(46,190)	(61,942)	(115,845)	(24,595)
Provision for income taxes	302	268	275	216
Net loss	(46,492)	(62,210)	(116,120)	(24,811)
Less: Net gain attributable to non-controlling interest	167	59	262	153
Net loss attributable to the Company	$(46,659)	$(62,269)	$(116,382)	$(24,964)

	Fiscal Year Ended(1)		Thirty-Nine Weeks Ended
($ in thousands, except per share data)	2014	2013	September 27, 2015	September 28, 2014
			(unaudited)	(unaudited)
Pro forma net loss per share data (unaudited):
Pro forma weighted average shares of Class A common stock outstanding:
Basic
Diluted
Pro forma net loss attributable to the Company Class A common stock per share:
Basic(2)	$	$	$	$
Diluted(3)	$	$	$	$

Balance Sheet Data:

	As of Fiscal Year End		As of September 27, 2015
($ in thousands)	2014	2013
			(unaudited)
Cash	$42,334	$3,481	$20,666
Total assets	276,452	182,832	277,458
Total liabilities	468,138	328,686	584,290
Total equity (deficiency)	(191,686)	(145,854)	(306,832)

Other Data:

	Fiscal Year Ended(1)		Thirty-Nine Weeks Ended
($ in thousands, except percentages)	2014	2013	September 27, 2015	September 28, 2014
			(unaudited)	(unaudited)
Number of OTG Operations (as of end of period):
Locations	226	169	225	174
Terminals	24	23	24	25
Airports	11	10	11	10
Same terminal sales growth(4)	5.6%	6.2%	5.7%	6.4%
Terminal-level(5):
Contribution	$56,307	$42,251	$60,163	$41,801
Contribution Margin	20.6%	19.2%	21.1%	20.9%
Adjusted EBITDA(6):
Adjusted EBITDA	$36,699	$27,769	$41,402	$27,503
Adjusted EBITDA margin	13.4%	12.6%	14.5%	13.8%
Capital Expenditures	$63,427	$71,373	$50,894	$41,539

(1)	We use a 52- or 53-week fiscal year ending on the last Sunday closest to December 31. Fiscal 2013 and fiscal 2014 ended on December 29, 2013 and December 28, 2014, respectively. Fiscal 2013 and 2014 were 52-week fiscal years.
(2)	Pro forma basic net loss attributable to the Company per share is computed by dividing the net loss available to Class A common stockholders by the weighted-average shares of Class A common stock outstanding during the period. The share of the LLC’s net loss attributable to the Company is %, assuming the sale of shares of our Class A common stock in this offering by us at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus and the application of the proceeds from this offering as described under “Use of Proceeds.”
(3)	Pro forma diluted net loss attributable to the Company per share is computed by adjusting the net loss available to Class A common stockholders and the weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities. For these periods, no effect has been given to potentially dilutive securities.
(4)	Same terminal sales growth refers, for any reporting period, to the change in net sales with respect to terminals in which we have operated concessions for 24 months or longer.

(5)	Terminal-level contribution is included in this prospectus because we believe that terminal-level contribution is an important measure to evaluate the performance and profitability at the terminal-level, individually and in the aggregate. Terminal-level contribution is defined as net sales less food and related expenses, personnel, occupancy, controllables and other expenses related to terminal operations, such as credit card fees, building insurance and bank fees, plus other operating income, net and deferred rent. Terminal-level contribution is not required by, or presented in accordance with, U.S. generally accepted accounting principles (“GAAP”). Terminal-level contribution is a supplemental measure of operating performance of our terminals and our calculations thereof may not be comparable to similar measures reported by other companies. Terminal-level contribution has limitations as an analytical tool and should not be considered as a substitute for analysis of our results as reported under GAAP.

The computation of terminal-level contribution is set forth below:

	Fiscal Year Ended(1)		Thirty-Nine Weeks Ended
($ in thousands)	2014	2013	September 27, 2015	September 28, 2014
			(unaudited)	(unaudited)
Net sales	$273,603	$219,708	$285,321	$199,759
Less: Food and related expenses	85,243	68,745	86,860	61,747
Less: Personnel	74,043	58,850	79,286	54,327
Less: Occupancy	36,102	30,661	35,592	26,246
Less: Controllables	17,360	15,433	16,580	12,657
Less: Other expenses(a)	8,156	6,602	8,754	6,050
Plus: Other operating income, net(b)	2,103	1,159	896	1,843
Plus: Deferred rent(c)	1,505	1,675	1,018	1,226
Terminal-level contribution	$56,307	$42,251	$60,163	$41,801
Terminal-level contribution margin	20.6%	19.2%	21.1%	20.9%

A reconciliation of terminal-level contribution to loss from operations, the most directly comparable GAAP measure, is set forth below.

	Fiscal Year Ended(1)		Thirty-Nine Weeks Ended
($ in thousands)	2014	2013	September 27, 2015	September 28, 2014
			(unaudited)	(unaudited)
Terminal-level contribution	$56,307	$42,251	$60,163	$41,801
Less: Deferred rent(c)	1,505	1,675	1,018	1,226
Less: Selling, general and administrative(d)	20,378	13,686	19,929	15,402
Less: New business development and pre-opening expenses	11,787	12,421	12,006	5,528
Less: Depreciation and amortization	28,820	20,375	28,544	19,673
Loss from operations	$(6,183)	$(5,906)	$(1,334)	$(28)
(a)	Other expenses include credit card fees, building insurance and bank fees.
(b)	Other operating income, net primarily consists of advertising and marketing, and digital entertainment and gaming income, net of related and other expenses.
(c)	Reflects the extent to which our annual rent expense has been above or below our cash rent payments.
(d)	Adjusted to exclude for credit card fees, building insurance and bank fees.
(6)	Adjusted EBITDA is included in this prospectus because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is defined as net income/(loss) before depreciation and amortization, interest expense, net and provision for income taxes, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These non-cash and other items are comprised of gain/(loss) on warrant liability, new business development and pre-opening expenses, stock-based compensation expense, deferred rent and certain other items. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that we believe do not relate to business performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry.
Adjusted EBITDA is a non-GAAP measure of our financial performance or liquidity and should not be considered as an alternative to net income/(loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect tax payments, debt service requirements, capital expenditures, terminal openings and certain other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA. Our measure of Adjusted EBITDA is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table sets forth reconciliations of Adjusted EBITDA to our net income/(loss):

	Fiscal Year Ended(1)		Thirty-Nine Weeks Ended
($ in thousands)	2014	2013	September 27, 2015	September 28, 2014
			(unaudited)	(unaudited)
Net income/(loss) attributable to the Company	$(46,659)	$(62,269)	$(116,382)	$(24,964)
Plus: Net gain attributable to non-controlling interest	167	59	262	153
Net income/(loss)	(46,492)	(62,210)	(116,120)	(24,811)
Plus: Depreciation and amortization	28,820	20,375	28,544	19,673
Plus: Interest expense, net	44,787	28,556	41,141	30,134
Plus: Provision for income taxes	302	268	275	216
Plus: (Gain)/loss on warrant liability	(4,780)	27,480	73,370	(5,567)
Plus: New business development and pre-opening expenses(a)	11,787	12,421	12,006	5,528
Plus: Stock-based compensation expense	649	208	456	383
Plus: Deferred rent(b)	1,505	1,675	1,018	1,226
Plus: Other items(c)	121	(1,004)	712	721
Adjusted EBITDA	$36,699	$27,769	$41,402	$27,503
(a)	New business development and pre-opening expenses for the thirty-nine weeks ended September 27, 2015 includes $6.0 million of expense relating to new business development, technology initiatives and operating systems implementation related to our Marketing Services and Rewards Redemption Agreement with United.
(b)	Reflects the extent to which our annual rent expense has been above or below our cash rent payments.
(c)	Includes certain legal expenses related to lawsuits and financing matters and non-recurring fees paid to chef partners, less one-time claims benefits received in connection with Hurricane Sandy.

RISK FACTORS

Investing in our Class A common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following risk factors before investing in our Class A common stock. If any of the risks we describe below occurs, our business, financial condition or results of operations could be materially and adversely affected. The market price of our Class A common stock could decline if one or more of these risks or uncertainties actually occur, causing you to lose all or part of your investment in our Class A common stock. Certain statements in “Risk Factors” are forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Risks Related to Our Business

If we fail to successfully implement our growth strategy, which includes expansion into new airport terminals, our ability to increase our revenue and profitability could be adversely affected.

Our growth strategy relies substantially upon identifying and winning concession contracts. Although we anticipate having significant and consistent opportunities to bid for concession contracts for the foreseeable future, there can be no assurance that such concession contracts will not be extended or renewed by the concession contract counter-party or that we will be invited to bid or win a competitive bidding process for such concession contracts. We must also strategically identify which airport terminals and concession contracts to target based on numerous factors such as number of enplanements, airport size, the type, location and quality of available concession space, level of anticipated competition within the terminal, potential future growth within the airport/terminal, rental structure, financial return and regulatory requirements. We cannot assure you that we will be able to successfully expand as we may not correctly analyze the suitability of a location or anticipate all of the challenges imposed by expanding our operations. We may also not be able to expand into new airport terminals, or expand our concession program within our existing airport terminals, within budget or on a timely basis, if at all. In order to win a particular concession contract, we may be required to guarantee a high minimum rent to our concession contract counter-party that renders the location less economically attractive.

In addition, our ability to successfully develop new concessions programs in new locations depends on other factors, including:

•	identifying, hiring and training qualified employees in both new and existing terminals;
•	creating concession programs that appeal to potential business partners in different markets;
•	managing construction and development costs of the new locations and project delays;
•	obtaining construction materials and labor at acceptable costs;
•	negotiating and executing contracts with business partners in a timely manner;
•	addressing unforeseen engineering or environmental problems with new construction;
•	generating sufficient funds from operations or obtaining acceptable financing to support the capital expenditures necessary for future development;
•	securing required governmental approvals, permits and licenses (including construction permits, liquor licenses and health and food service permits) in a timely manner and responding effectively to any changes in local, state or federal laws and regulations that adversely affect our costs or ability to open new concession locations;
•	identifying and engaging local business partners to meet ACDBE requirements in concession contracts; and
•	limiting the impact of inclement weather, natural disasters and other calamities.

Our growth strategy, and the substantial investment associated with the development of each new concession program, may cause our operating results to fluctuate and be unpredictable, and if we cannot effectively grow our business our ability to increase or maintain our revenue and profitability could be adversely affected.

Our business and results of operations depend in significant part on the future performance of the airline and travel industry, and our airline partners in particular, and our revenue growth is in part tied to continued growth in air travel.

Our results of operations are highly dependent on the air travel industry, particularly in the United States. The number of enplanements in a terminal where we operate has a significant impact on our business as we derive substantially all of our revenue from sales to airline passengers. Our revenue is therefore highly susceptible to declines in or disruptions to leisure and business travel that may be caused by factors entirely out of our control. These factors include, among others:

•	factors that affect demand for travel such as increases in ticket prices, outbreaks of contagious diseases, including Ebola, changing attitudes towards the environmental costs of travel and safety concerns;
•	mergers and acquisitions in the airline industry, airline restructuring through bankruptcy, and challenging economic conditions causing airlines to reduce flight schedules or increase the cost of airline tickets;
•	prolonged inclement weather, natural or man-made disasters or political events like acts or threats of terrorism, hostilities and war;
•	changes to regulations governing airlines and the travel industry, work stoppages or labor unrest at any of the major airlines, hotels or airports; and
•	general economic conditions.

The impact that these declines or disruptions would have on our business depends on their magnitude and duration, and a significant downturn in the air travel industry could have a material adverse effect on our business.

We have experienced net losses in the past, and we may continue to experience net losses in the future.

We experienced net losses of $62.3 million and $46.7 million in fiscal 2013 and fiscal 2014, respectively. We have historically incurred net losses because of our high growth rate, which has resulted in significant capital expenditures and associated depreciation and amortization, and high interest expense. We expect we will continue to incur net losses for the foreseeable future for these reasons. We cannot assure you that we will achieve profitability in future periods.

A significant portion of our net sales are derived from airports in the New York metropolitan area.

We derived approximately 69% of our net sales in the thirty-nine weeks ended September 27, 2015 from airports located in the New York metropolitan area, LaGuardia, Newark and Kennedy. As a result, we remain highly dependent upon the New York metropolitan area market. Our business would be harmed by any circumstance that caused a general reduction in the number of enplanements in the New York metropolitan area airports, such as reduced demand for air transportation to and from New York City, adverse changes in local economic conditions, diminished public perception of New York City, significant price increases linked to increases in airport access costs and fees imposed on passengers or the impact of past or future terrorist attacks. Were the New York metropolitan area airports to experience a reduction in the number of enplanements, our results of operations could be materially impacted.

In addition, due to the concentration of our operations, we are heavily dependent on the normal operation of the airports in the New York metropolitan area. These airports are subject to interruptions in their operation due to factors outside of our control, such as terminal- or airport-wide construction projects, adverse weather conditions, particularly heavy snowfall, technology failure, terrorist or casualty events or prolonged interruption in public transportation servicing these airports. If the normal operation of the airports in the New York metropolitan area were interrupted for extended periods of time, it could have a material adverse effect on our business and results of operations.

Our business and results of operations depend significantly upon a limited number of concession contracts and airline partners.

We currently have concession contracts with remaining terms ranging from month-to-month to over 10 years. Some of our concession contracts have an option for our business partners to extend the concession contract for an additional five years. In these cases, our business partners are not obligated to extend the applicable concession contract at the end of the term. For certain of our concession contracts, our counter-parties reserve the right to terminate the contract upon the occurrence of certain events or for convenience. If our counter-parties do not extend these contracts, or if they decide to exercise an early termination other than for cause, we are entitled to a reimbursement for only the book value of our assets in the applicable location and our sales, results of operations and financial condition would be negatively impacted. Our concession contract counterparties also generally reserve the right to add non-OTG operated concession locations to the terminal, creating competition that could negatively impact our sales and results of operations. Finally, because we have concession contracts to operate in only a limited number of terminals, we are heavily dependent on the number of enplanements in those terminals. Our airline and airport partners may decrease the number of enplanements in the airports in which we operate or move enplanements within an airport to terminals where we do not have operations. Such actions as well as any other occurrences that cause the number of enplanements in the terminals where we operate to decrease could have a material adverse effect on our business and results of operations.

In addition, our business is highly dependent upon the success and reputation of a limited number of existing airline partners. For the thirty-nine weeks ended September 27, 2015 concession contracts for terminals serviced exclusively by Delta, United and JetBlue accounted for approximately 31%, 28% and 13% of our net sales, respectively. We are dependent on the success of these airlines in driving passenger traffic to our concession locations. If market recognition or the positive perception of these airlines or their loyalty rewards programs is reduced or compromised, we could face a reduction in the number of enplanements in the terminals in which we operate, which would consequently negatively impact our business. Furthermore, the exit of one of our airline partners from a certain market, the bankruptcy of one of our airline partners, changes in airline personnel responsible for managing our relationships, or changes in our relationships with these airline partners could have a material adverse effect on our results of operations and financial condition. In the airport terminals where our concession contract counter-party is an airline partner, the loss or deterioration of our relationship with such airline partner could result in our concession contract not being extended or renewed, which could have a material adverse effect on our business, and could furthermore affect our growth opportunities.

Extended interruptions or disruptions at the airports where we operate due to natural disasters, prolonged weather conditions, strikes related to workers in the airline industry or public transportation and other adverse incidents could affect our business and results of operations.

A significant extended interruption or disruption in service at the airports where we operate could have a material adverse impact on our business, financial condition and results of operations. Our results of operations are impacted by flight cancellations and airport closures caused by weather, natural disasters and strikes related to workers in the airline industry and public transportation. Severe weather conditions, particularly heavy snowfall; increases in the frequency, severity and duration of natural disasters such as hurricanes, tornadoes and tsunamis, including from changes in the global climate; and strikes related to workers in the airline industry or public transportation can significantly disrupt service, cause cancellation of flights and negatively affect passenger traffic at airports. Such adverse events might also increase the cost of sourcing food and other supplies or affect our ability to fully staff our concession locations with crewmembers. To the extent that these events significantly disrupt operations or cause flight cancellations at an airport where we operate, we could experience decreased sales and increased costs. Although we maintain business disruption insurance to limit the impact of airport closures and flight cancellations from these events, there can be no assurance that such insurance will provide adequate levels of coverage against all potential claims.

Increases in food and supply costs, food shortages or interruptions in the supply or delivery of food products could adversely affect our business and results of operations.

We are susceptible to increases in food and supply costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls and government regulations. Since we price our menu items competitively to restaurants on the “street,” we may choose not to, or be unable to, pass along ingredient price increases to our customers. Although we attempt to strategically buy certain ingredients in bulk to take advantage of seasonal and wholesale pricing, our airport locations have limited storage space and thus we are often unable to reduce our food and supply costs in this manner. Any significant increase in the prices of the ingredients that we use or the pre-packaged food products that we sell could adversely affect our operating results.

The operation and profitability of our concession locations significantly depends on our ability to source quality ingredients and pre-packaged food products. Our concession locations have limited storage space and focus on offering fresh food that is produced daily with limited reliance on frozen ingredients. As such, we are dependent on daily deliveries of certain ingredients and food products that meet our specifications. Shortages or interruptions in the supply of ingredients or food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients and food products, which would adversely affect the public perception of our concession locations and would negatively impact our operating results and growth opportunities.

Although we attempt to mitigate these risks by sourcing ingredients from a variety of third-party vendors, basing our menus on items made from seasonally and locally available ingredients and adjusting our menus in particular locations if certain ingredients are not available, we may not be able to effectively anticipate or react increased costs or supply interruptions by adjusting our purchasing practices, which could harm our operating results.

Food safety, food-borne illness and other health concerns may have an adverse effect on our business and results of operations.

Food safety is a top priority for us and we dedicate substantial resources to ensuring that our consumers enjoy safe and quality food products. Claims of illness or injury relating to food quality or food handling are common in the food service industry. Furthermore, our reliance on third-party food suppliers and distributors may increase the risk that food-borne illness incidents could be caused by factors outside of our control. We cannot assure that all ingredients or food products will be properly maintained during transport throughout the supply chain and that our employees will identify all products that may be spoiled and should not be used in our restaurants. If our guests become ill from food-borne illnesses, we could be forced to temporarily close certain of our concession locations. Furthermore, any instances of food contamination, whether or not at our restaurants, could subject us or our suppliers to a food recall pursuant to the United States the U.S. Food and Drug Administration’s Food Safety Modernization Act. Regardless of the source or cause, any report of food-borne illness or other food safety issues such as food tampering or contamination at one of our locations could adversely impact our reputation, hindering our ability to renew contracts on favorable terms or to obtain new business, and have a negative impact on our sales. Even instances of food-borne illness, food tampering or contamination at a location served by one of our competitors could result in negative publicity regarding the food service industry generally and could negatively impact our sales. If we experience any of the above issues related to food safety, our supply of ingredients and food products may be disrupted, the cost of ingredients and food products may increase and our business and results of operations could be adversely affected.

Our operating results may fluctuate significantly due to certain factors, some of which are beyond our control.

Our operating results may fluctuate from period to period significantly because of several factors, including:

•	the timing and size of new unit openings, particularly the launch of new entire terminal concession programs;
•	passenger traffic and seasonality of air travel;
•	changes in the price and availability of ingredients;
•	changes in interest rates related to our floating rate debt;
•	macroeconomic conditions, both nationally and locally;
•	changes in consumer preferences and competitive conditions;
•	expansion to new markets and new locations; and
•	increases in infrastructure costs.

Our operating results may fluctuate significantly as a result of the factors discussed above. Accordingly, results for any period are not necessarily indicative of results to be expected for any other period or for any year.

Our expansion into new airports may present increased risks due to our unfamiliarity with those areas.

Our growth strategy depends upon expanding into markets where we have little or no meaningful operating experience. Those locations may have demographic characteristics, consumer tastes and discretionary spending patterns that are different from those in the markets where our existing operations are located. As a result, new airport terminal operations may be less successful than our concession locations in our current airport terminals. We may find it more difficult in new markets to hire, motivate and keep qualified crewmembers who can project our vision, passion and culture. We may also be unfamiliar with local laws, regulations and administrative procedures, including the procurement of permits and liquor licenses, in new markets which could delay the build-out of new concession locations and prevent us from achieving our target RPE on a timely basis. Operations in new markets may also have lower average RPE or enplanements than in the markets where we currently operate. Operations in new markets may also take longer to ramp up and reach expected sales and profit levels, and may never do so, thereby negatively affecting our results of operations.

We rely on our customers spending a significant amount of time in the airports where we operate and a change in customer habits or changes in transportation safety requirements and procedures could harm our business and results of operations.

Since most of our concession locations are situated beyond the security checkpoints at airports, we rely on our customers spending a significant amount of time in the terminal and hold room areas of the airport terminals where we have concession contracts. Changes in our customers’ travel habits prior to departure, including an increase in the availability or popularity of airline first-class lounges, or an increase in the efficiency of ticketing, transportation safety procedures and air traffic control systems could reduce the amount of time that our customers spend at our concession locations. A reduction in the dwell time could reduce RPE or could harm the popularity of our full-service restaurants as our customers seek out quick service locations, which could have a material adverse effect on our business and results of operations.

We depend upon our executive officers and management team and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

We believe that we have already benefited and expect to benefit substantially in the future from the leadership and experience of our executive officers and management team, particularly our Chief Executive Officer and founder, Rick Blatstein. The loss of the services of any of these individuals could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis. In addition, any such departure could be viewed in a negative light by investors and analysts, which could cause the price of our Class A common stock to decline. As our business expands, our future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified executive-level personnel. Our inability to attract and retain qualified executive officers in the future could impair our growth and harm our business.

Our debt arrangements will contain restrictions that may limit our flexibility in operating our business.

We will enter into debt arrangements that contain certain covenants. The debt arrangements and any instruments governing future indebtedness of ours would likely contain a number of covenants that will impose significant operating and financial restrictions on us, including restriction on our ability to, among other things:

•	incur additional indebtedness and make guarantees;
•	incur liens on assets;
•	engage in mergers or consolidations or fundamental changes;
•	sell assets;
•	pay dividends and distributions or repurchase capital stock;
•	make investments, loans and advances, including acquisitions; and
•	engage in certain transactions with affiliates.

A breach of any of these covenants could result in a default under one or more of these agreements, including as a result of cross default provisions, in the case of our New Credit Facility (as defined herein), permit the lenders to take various actions, including the acceleration of amounts due under the New Credit Facility and all actions permitted to be taken by a secured creditor.

We rely on technology to process transactions, engage with our customers and generate additional streams of revenue, and a disruption or a failure of such technology could harm our reputation and results of operations.

We utilize a tablet interface to process customer payments, create a streamlined ordering and table service experience along with a visual menu, and offer our customers concierge delivery service, complimentary internet access and flight information. The tablet interface also allows us to derive additional streams of revenue and strengthen our relationships with our airline partners by creating additional points of interaction with our mutual customers. If we were to experience a malfunction of our tablet system, our ability to process orders and food, beverages and retail items to customers would be materially impaired. Furthermore, any disruption in the normal function of the customer-facing technology we utilize could harm our reputation and the popularity of the OTG Experience.

We also continually enhance or modify the technology used for our operations. We cannot be sure that any enhancements or other modifications we make to our operations will achieve the intended results or otherwise be of value to our customers. Future enhancements and modifications to our technology could consume considerable resources. We may also be required to enhance our payment systems and tablets with credit card “chip-and-pin” technology, which may require significant expenditures. If we are unable to maintain and enhance our technology to process transactions, engage with our customers and generate additional advertising revenue our reputation and results of operations may be harmed.

If we are unable to protect our customers’ credit card data and other personal information, we could be exposed to data loss, litigation and liability, and our reputation could be significantly harmed.

Privacy protection is increasingly demanding, and the use of electronic payment methods and collection of other personal information, including order history, travel history and other preferences, expose us to increased risk of privacy and/or security breaches as well as other risks. The majority of our sales are by credit or debit cards. In connection with credit or debit card transactions in-restaurant or on the tablets we install throughout the airport terminals where we operate, we collect and transmit confidential information by way of secure private retail networks. Additionally, we collect and store personal information from individuals, including our customers and crewmembers.

We may experience security breaches in which credit and debit card information is stolen in the future. Although we use secure private networks to transmit confidential information, third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit and debit card sales, and our security measures and those of technology vendors may not effectively prohibit others from obtaining improper access to this information. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect for long periods of time, which may cause a breach to go undetected for an extensive period of time. Advances in computer and software capabilities, new tools, and other developments may increase the risk of such a breach. Further, the systems currently used for transmission and approval of electronic payment transactions, and the technology utilized in electronic payment themselves, all of which can put electronic payment at risk, are determined and controlled by the payment card industry, not by us. In addition, contractors, or third parties with whom we do business or to whom we outsource business operations may attempt to circumvent our security measures in order to misappropriate such information, and may purposefully or inadvertently cause a breach involving such information. If a person is able to circumvent our security measures or those of third parties, he or she could destroy or steal valuable information or disrupt our operations. We may become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have an adverse effect on our business or results of operations. Further, adverse publicity resulting from these allegations could significantly harm our reputation and may have a material adverse effect on us. Although we carry cyber liability insurance to protect against these risks, there can be no assurance that such insurance will provide adequate levels of coverage against all potential claims.

Failure to timely obtain and maintain required licenses and permits or to comply with alcoholic beverage control or food service regulations could lead to the loss or suspension of liquor and food service licenses and, thereby, harm our business.

The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that a restaurant’s conduct violates applicable regulations. Difficulties or failure to timely obtain or maintain the required licenses and approvals could adversely affect our existing concession locations and delay or result in our decision to cancel the opening of new concession locations, which would harm our reputation and adversely affect our business and results of operations.

The laws in each jurisdiction in which we operate require that any concession location where we sell alcoholic beverages is properly licensed by an alcoholic beverage control agency. Alcoholic beverage control laws and regulations impact numerous aspects of daily operations of our concession locations, such as minimum age requirements for customers and our crewmembers, hours of operation, advertising, trade practices, wholesale purchasing, relationships with alcohol manufacturers, wholesalers and distributors, inventory control and the handling, storage and dispensing of alcoholic beverages, as well as the conduct of various activities on licensed premises including contests, games, and similar forms of entertainment. These laws and regulations also generally require us to supervise and control the conduct of all persons on our licensed premises and may assign liability to us for certain actions of our customers while in our concession locations. In addition, obtaining liquor licenses for multiple locations or that cover large areas often requires overcoming regulatory obstacles and can be time consuming and expensive. Any future failure to comply with these regulations or to timely obtain or maintain liquor licenses could adversely affect our results of operations.

Failure to comply with ACDBE participation goals and requirements could lead to lost business opportunities or the loss of existing business.

Many of our concession contracts contain minimum ACDBE participation requirements, and bidding on or submitting proposals for new concession contracts often requires that we meet or use good faith efforts to meet certain minimum ACDBE participation requirements. Due to various factors, the process of identifying and contracting with ACDBEs can be challenging. The rules and regulations governing the certification and counting of ACDBE participation in airport concession contracts are complex and ensuring ongoing compliance is costly and time consuming. If we fail to comply with the minimum ACDBE participation requirements we may be held responsible for breach of contract, which could result in the termination of a concession contract, monetary damages and our ability to bid on or obtain future concession contracts. To the extent we are responsible for monetary damages or concession contracts are terminated, we would experience there could be a material adverse impact to our business and results of operations.

Our business is subject to various laws and regulations and changes in such laws and regulations, or failure to comply with existing or future laws and regulations, could adversely affect us.

We are subject to various existing federal, state, local, and foreign laws affecting the operation of restaurants and bars, including various health, sanitation, fire, and safety standards and regulation related to the sale of packaged food, including labeling laws. Restaurants are, or may in the future become, subject to regulation (or further regulation) seeking to tax or regulate high-fat foods, to limit the serving size of beverages containing sugar, to ban the use of certain packaging materials, or to require the display of detailed nutrition or calorie count information. Each of these regulations would be costly to comply with or could result in reduced demand for certain of our menu items or food products offered in our concession locations. To the extent we offer gaming content in the future, we will be subject to state and local regulatory regimes regarding gambling, sweepstakes, lotteries and games of skill.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and therefore have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state, local and foreign authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws may require us to expend significant funds to make modifications to our concession locations in order to comply with applicable standards. Compliance with such laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Damage to our reputation or lack of acceptance or recognition of our proprietary brands in existing or new locations could negatively impact our business, financial condition and results of operations.

We believe we have built a strong reputation for the quality and breadth of our concession locations, and we must protect and grow the value of our brand to continue to be successful in the future. Any incident that erodes consumer affinity for our concession concepts, our chef partners or other aspects of the OTG Experience could significantly damage our business. If guests perceive or experience a reduction in food quality, service, convenience or ambiance, or in any way believe we fail to deliver a consistently positive experience, our business may be adversely affected. In addition, our ability to successfully develop concession programs in new markets may be adversely affected by a lack of awareness or acceptance of our concession concepts or consumer resistance to our proprietary, as opposed to national or locally established, brands. To the extent that we are unable to foster name recognition and affinity for our concession concepts in new markets or unable to anticipate and react to shifts in consumer preferences away from certain cuisines or dining styles, our growth may be significantly delayed or impaired.

Our failure or inability to protect our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brands.

We believe that our trademarks and other proprietary rights are important to our success and our competitive position, and we therefore devote resources to the protection of our intellectual property. The protective actions that we take, however, may not be enough to prevent unauthorized use or imitation by others, which could harm our image, brand or competitive position. Furthermore, certain aspects of the OTG Experience may not be protectable under the various intellectual property laws. If we commence litigation to protect our interests or enforce our rights, we will incur significant legal fees. We also cannot assure you that third parties will not claim infringement by us of their proprietary rights in the future. Any such claim, whether or not it has merit, could be time consuming and distracting for executive management, result in costly litigation, cause changes to existing concession concepts or delays in introducing concession concepts, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

Our success depends in part upon the popularity of our chef partners and if we are unable to maintain such relationships our business could be adversely affected.

Our success depends in part upon our ability to anticipate and respond in a timely manner to trends in the food industry and our ability to identify, form and maintain relationships with popular, renowned or celebrity chefs. In addition, our concession locations must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and which are subject to change. The popularity of chefs are often subject to short-lived trends. If we misjudge the popularity of a chef, fail to form or maintain relationships with nationally or locally recognized chefs or if we fail to anticipate changes in consumer preferences we may experience a material adverse effect on our business, results of operations and financial condition.

Competition in our industry could adversely affect our business and results of operations.

The market for concession contracts is characterized by competition from concession program developers and other concessionaires. There is significant competition in our industry from local, regional, national and international companies, of varying sizes, many of which have greater financial resources, longer operating history and longer relationships with airports and city and municipal governments than we do. Our ability to successfully compete depends on our ability to deliver the OTG Experience on a consistent basis with price points that are competitive with the “street.” Certain of our competitors have been and may in the future be willing to overbid us for concession contracts, accept a lower profit margin or expend more capital in order to obtain or retain business. Also, certain regional and local service providers may be better established than we are within a specific geographic region, and consumer tastes in certain regions may prevent us from capitalizing on potential growth opportunities.

We may experience increased labor costs, including for employee health care benefits.

Various federal, state and local labor laws, rules and regulations govern our relationships with our crewmembers and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers’ compensation rates, overtime, family and sick leave, safety standards, payroll taxes, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. As our crewmembers are paid at rates set at or in relation to, the applicable minimum wage, further increases in the minimum wage, on a federal, state or local basis, could increase our labor costs. Significant additional government regulation could materially affect our business, financial condition and results of operations.

With the passage in 2010 of the U.S. Patient Protection and Affordable Care Act (the “ACA”), we are required to provide affordable coverage, as defined in the ACA, to all employees, or otherwise be subject to a payment per employee based on the affordability criteria in the ACA. Additionally, some states and localities have passed state and local laws mandating the provision of certain levels of health benefits by some employers. Increased health care and insurance costs could have a material adverse effect on our business, financial condition and results of operations. In addition, changes in federal or state workplace regulations could adversely affect our ability to meet our financial targets.

We are subject to the risk of union disputes and work stoppages at our locations, which could have a material adverse effect on our business.

As of December 31, 2015, 76% of the crewmembers at our locations are covered by collective bargaining agreements, under contracts running through 2015 to 2018. We are also often subject to airport “labor harmony” policies, which require, or effectively require that we employ unionized workers. In addition, negotiating labor contracts, either for new locations or to replace expiring contracts, is time consuming and may not be accomplished on a timely basis. If we are unable to satisfactorily negotiate those labor contracts on terms acceptable to us or without a strike or work stoppage, the effects on our business could be materially adverse. Any strike or work stoppage could disrupt our business, adversely affecting sales. In addition, existing labor contracts may not prevent a strike or work stoppage, and any such work stoppage could have a material adverse effect on our business.

Our business requires substantial capital expenditures and we may not have access to the capital required to maintain and grow our operations.

Maintaining and expanding our operations in our existing and new terminals is capital intensive. Specifically, the construction, re-design and maintenance of the areas in airport terminals where we operate, technology costs and compliance with applicable laws and regulations require substantial capital expenditures. While a significant amount of the capital expenditures required to build out our existing terminals has been spent, we must continue to invest capital to maintain or to improve the success of our concession programs or to meet refurbishment requirements in our concession contracts. Decisions to expand into new terminals could also affect our capital needs. We estimate that we will invest additional capital expenditures of between $155 million to $175 million in order to support our new growth plan for 2016 that targets contracting for two to three new large-terminal projects. Over the longer term, we will need to make additional investments in order to significantly grow our footprint in new airports and terminals. We cannot assure you that we will be able to maintain our operating performance or generate sufficient cash flow, or that we will have access to sufficient financing to continue our operations and development activities at or above our present levels and we may be required to defer all or a portion of our capital expenditures. Our results of operations, business and financial condition may be materially adversely affected if we cannot make such capital expenditures.

Any additional capital we may need in the future, particularly for expansion into new airport terminals may not be available on acceptable terms.

We have historically relied upon cash generated by our operations and debt arrangements to fund our operations and strategy. In the future, we intend to rely on certain debt arrangements and funds from operations. We may also need to further access the debt and equity capital markets. There can be no assurance, however, that these sources of financing will be available on acceptable terms, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance, investor sentiment and our ability to incur additional debt in compliance with agreements governing our then-outstanding debt. These factors may make the timing, amount, terms or conditions of additional financings unattractive to us. If we are unable to generate sufficient funds from operations or raise additional capital, our growth could be impeded.

Adverse litigation judgments or settlements resulting from legal proceedings relating to our business operations could materially adversely affect our business, financial condition and results of operations.

From time to time, we are subject to allegations and may be party to legal claims and regulatory proceedings, relating to our business operations, or may pursue our own legal claims, particularly with respect to intellectual property. Such allegations, claims and proceedings may be brought by or against third parties, including our customers, crewmembers, governmental or regulatory bodies or competitors. Defending against or pursuing such claims and proceedings may be costly and time consuming and may divert management’s attention and personnel resources from our normal business operations. Furthermore, and the outcome of many of these claims and proceedings cannot be predicted. If any of these claims or proceedings were to be determined adversely to us, a judgment, a fine or a settlement involving a payment of a material sum of money were to occur, or injunctive relief were issued against us, our business, financial condition and results of operations could be materially adversely affected.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are subject to income taxes in the United States, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;
•	expected timing and amount of the release of any tax valuation allowances;
•	tax effects of stock-based compensation;
•	costs related to intercompany restructurings; or
•	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Risks Related to Our Organization and Structure

OTG EXP, Inc.’s only material asset after completion of this offering will be its interest in the LLC, and it is accordingly dependent upon distributions from the LLC to pay taxes, make payments under the Tax Receivable Agreement, pay dividends and pay other expenses. Our stockholders’ claims will be structurally subordinated to all liabilities of the LLC.

Upon consummation of this offering, we will be a holding company and will have no material assets other than our ownership of LLC Units. We will have no independent means of generating revenue or cash flow, and our ability to pay dividends in the future, if any, will be dependent upon the financial results and cash flows of the LLC and its subsidiaries and distributions we receive from the LLC. There can be no assurance that our subsidiaries will generate sufficient cash flow to dividend or distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such dividends or distributions.

The LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Units, including us. As a result, we will incur income taxes on our allocable share of any net taxable income of the LLC. Under the terms of the operating agreement of the LLC, the LLC will be obligated to make tax distributions to holders of LLC Units, including us, under certain conditions, subject to any limitations or restrictions in our debt agreements. In addition to tax expenses, we will also incur expenses related to our operations, our interests in the LLC and related party agreements, including payment obligations under the Tax

Receivable Agreement, which could be significant. See “Organizational Structure—Tax Receivable Agreement.” We intend, as its managing member, to cause the LLC to make distributions in an amount sufficient to allow us to pay our taxes and operating expenses, including any payments due under the Tax Receivable Agreement. However, the LLC’s ability to make such distributions may be subject to various limitations and restrictions including, but not limited to, restrictions on distributions that would either violate any contract or agreement to which the LLC is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering the LLC insolvent. If the LLC does not have sufficient funds to pay tax or other liabilities to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid. If the LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends may also be restricted or impaired.

Rick Blatstein, through his control of OTG Consolidated Holdings, Inc. and OTG Management, Inc. will continue to control us following this offering and his interests may conflict with or differ from your interests as a stockholder. The concentration of our voting power may adversely affect the ability of new investors to influence our policies.

Immediately following this offering and the application of net proceeds therefrom, Rick Blatstein, through his control of OTG Consolidated Holdings, Inc. and OTG Management, Inc. will own approximately          % of the LLC Units and          % of the outstanding shares of our Class B common stock. Each share of our Class B common stock will entitle its holders to ten votes on all matters presented to our stockholders generally. Because they hold their economic ownership interest in our business through the LLC, rather than through the public company, these existing owners may have conflicting interests with holders of shares of our Class A common stock. For example, Rick Blatstein may have different tax positions from us which could influence his decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement that we will enter into in connection with this offering, and whether and when we should terminate the Tax Receivable Agreement and accelerate the obligations thereunder. In addition, the structuring of future transactions may take into consideration these existing owners’ tax or other considerations even where no similar benefit would accrue to us. See “Organizational Structure—Tax Receivable Agreement.” In addition, we intend to enter into a Stockholders Agreement with Rick Blatstein and certain of his affiliates, pursuant to which the Stockholders Group will be entitled to board nomination rights and veto rights over certain corporate actions.

Conflicts of interest could arise between the interests of our stockholders and the interests of holders of LLC Units, which may impede business decisions that could benefit our stockholders.

Persons holding LLC Units have the right to consent to certain amendments to the operating agreement of the LLC, as well as on certain other matters. Persons holding these voting rights may exercise them in a manner that conflicts with the interests of our stockholders. Circumstances may arise in the future when the interests of the holders of LLC Units conflict with the interests of our stockholders. As we control the LLC, we have certain obligations to the holders of LLC Units that may conflict with fiduciary duties our officers and directors owe to our stockholders. These conflicts may result in decisions that are not in the best interests of stockholders.

Upon the listing of our shares on NASDAQ, we will be a “controlled company” within the meaning of the rules of NASDAQ and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, our Chief Executive Officer and founder, Rick Blatstein, through his control of OTG Consolidated Holdings, Inc. and OTG Management, Inc., will continue to control a majority of the combined voting power of OTG EXP, Inc. As a result, we will be a “controlled company” within the meaning of NASDAQ corporate governance standards. Under NASDAQ the rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and need not comply with certain requirements, including the requirement that a majority of the board of directors consist of independent directors and the requirements that our compensation and nominating and governance committees be composed entirely of independent directors. Following this offering, we intend to utilize these exemptions if we continue to qualify as a “controlled company.” If we utilize these exemptions, we will not have a majority of independent directors and our compensation and nominating and governance committees will not consist entirely of independent directors, and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ. See “Management—Controlled Company Status.”

The Tax Receivable Agreement with certain of our existing owners requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled in connection with this offering and related transactions, and we expect that the payments we will be required to make will be substantial.

In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with certain of our existing owners. Pursuant to the Tax Receivable Agreement, we will be required to make cash payments to such existing owners equal to 85% of the tax benefits, if any, that we actually realize, or, in some circumstances, are deemed to realize, as a result of (i) the increase in our proportionate share of the existing tax basis of the assets of the LLC and an adjustment in the tax basis of the assets of the LLC reflected in that proportionate share as a result of any exchanges of LLC Units held by an existing owner of the LLC for shares of our Class A common stock, including as a result of any purchases of LLC Units in connection with this offering and as described under “Organizational Structure—Exchange Agreement” and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. The amount of the cash payments that we may be required to make under the Tax Receivable Agreement could be significant. Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, which tax reporting positions will be based on the advice of our tax advisors. Any payments made by us to the existing owners of the LLC under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement. The payments under the Tax Receivable Agreement are also not conditioned upon the existing owners of the LLC maintaining a continued ownership interest in the LLC. See “Organizational Structure—Tax Receivable Agreement.”

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the existing owners of the LLC that will not benefit Class A common stockholders to the same extent as it will benefit the existing owners of the LLC.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon certain of the existing owners of the LLC that will not benefit the holders of our Class A common stock to the same extent. We will enter into the Tax Receivable Agreement with certain of the existing owners of the LLC and it will provide for the payment by us to the existing owners of the LLC of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (1) the increase in our proportionate share of the existing tax basis of the assets of the LLC and an adjustment in the tax basis of the assets of the LLC reflected in that proportionate share as a result of any exchanges of LLC Units held by an existing owner of the LLC for shares of our Class A common stock, including as a result of any purchases of LLC Units in connection with this offering and as described under “Organizational Structure—Exchange Agreement” and (2) certain other tax benefits related to our making payments under the Tax Receivable Agreement. See “Organizational Structure—Tax Receivable Agreement.” Although we will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.

In certain cases, payments under the Tax Receivable Agreement may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, or that if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, to make payments under the Tax Receivable Agreement would accelerate and become immediately due and payable. The amount due and payable in that circumstance is determined based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

As a result of a change in control or our election to terminate the Tax Receivable Agreement early, (i) we could be required to make cash payments to the existing owners of the LLC that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (ii) we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

We will not be reimbursed for any payments made to certain of our existing owners under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

We will not be reimbursed for any cash payments previously made to the existing owners of the LLC pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to the existing owners of the LLC will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. The applicable U.S. federal income tax rules are complex, and there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

If we were deemed to be an investment company under the Investment Company Act of 1940 (“1940 Act”) as a result of our ownership of the LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the sole managing member of the LLC, we will control and operate the LLC. On that basis, we believe that our interest in the LLC is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of the LLC, our interest in the LLC could be deemed an “investment security” for purposes of the 1940 Act. We and the LLC intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC. We cannot be certain if this reduced disclosure will make our common stock less attractive to investors.

The JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurred after December 8, 2011 and whose annual gross revenue are less than $1.0 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;
•	the last day of its fiscal year in which it has annual gross revenue of $1.0 billion or more;
•	the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and
•	the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as the company (i) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of its most recently completed second fiscal quarter, (ii) has been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (iii) has filed at least one annual report pursuant to the Exchange Act.

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as the last day of fiscal 2021. For so long as we are an “emerging growth company,” we will, among other things:

•	not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act;
•	not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act;
•	not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;
•	be exempt from any rule adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation or a supplemental auditor discussion and analysis; and
•	be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We currently intend to take advantage of each of the exemptions described above.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all the benefits of the JOBS Act. Furthermore, if we take advantage of some or all of the reduced disclosure requirements above, we cannot predict if investors will find our Class A common stock less attractive. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

Our charter will authorize us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our Class A common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

Risks Related to this Offering and Ownership of our Class A Common Stock

There is no existing market for our Class A common stock and we do not know if one will develop. Even if a market does develop, the stock prices in the market may not exceed the offering price.

Prior to this initial public offering, there has not been a public market for our Class A common stock. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market or otherwise, or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any Class A common stock that you buy.

The initial public offering price for our Class A common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our Class A common stock may decline below the initial offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all.

The price of our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the offering price.

The market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including those described under “—Risks Related to Our Business” and the following:

•	potential fluctuation in our annual or quarterly operating results;
•	changes in capital market conditions that could affect valuations of comparable companies in general or our goodwill in particular or other adverse economic conditions;
•	changes in financial estimates by any securities analysts who follow our Class A common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our Class A common stock;
•	downgrades by any securities analysts who follow our Class A common stock;
•	future sales of our Class A common stock by our officers, directors and significant stockholders;
•	global economic, legal and regulatory factors unrelated to our performance;
•	investors’ perceptions of our prospects;
•	announcements by us or our competitors of significant contracts, acquisitions, joint ventures or capital commitments; and
•	investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives.

In addition, the stock markets, and in particular NASDAQ, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many comparable companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we are involved in securities litigation in the future, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our Class A common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our Class A common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have              shares of Class A common stock outstanding (excluding shares of Class A common stock issuable upon the exchange of LLC Units pursuant to the Exchange Agreement). The shares of Class A common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our Class A common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

After this offering, certain of our existing owners will have the right, subject to certain conditions, to require us to file registration statements registering additional shares of Class A common stock, and certain of our existing owners will have the right to require us to include shares of Class A common stock in registration statements that we may file for ourselves or our existing owners. In order to exercise these registration rights, the holder must be permitted to sell shares of its Class A common stock under applicable lock-up restrictions described below. Subject to compliance with applicable lock-up restrictions and restrictions under the Registration Rights Agreement (both of which may be waived), shares of Class A common stock sold under these registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of Class A common stock are sold in the public market, such sales could reduce the trading price of our Class A common stock. These sales also could impede our ability to raise future capital. See “Shares Eligible for Future Sale—Registration Rights.” In addition, we will incur certain expenses in connection with the registration and sale of such shares.

We, each of our officers and directors and all of our existing owners have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock (including LLC Units) during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except, in our case, for the issuance of Class A common stock upon exercise of options under option plans. Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC may, in their sole discretion, release any of these shares from these restrictions at any time without notice. See “Underwriting.”

All of our shares of Class A common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws and subject to the transfer restrictions of certain stockholders set forth in stock transfer restriction agreements. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our Class A common stock after this offering.

Following the consummation of this offering, our existing owners will have the right to have their LLC Units exchanged for Class A common stock.

Following the consummation of this offering, our existing owners will have the right to have their LLC Units exchanged for an aggregate of              shares of Class A common stock under certain conditions. If these LLC Units are exchanged for Class A common stock, their issuance would have a substantial dilutive effect on the percentage ownership of our current stockholders. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;
•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms; and
•	prohibit cumulative voting in the election of directors.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management, and may discourage, delay or prevent a transaction involving a change of control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if they are viewed as discouraging future takeover attempts. In addition, because we are incorporated in Delaware, we have opted out of Section 203 of the General Corporation Law of the State of Delaware (“DGCL”).

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our certificate of incorporation. This choice of forum provision may limit our stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find this provision of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs which could have a material adverse effect on our business, financial condition or results of operations.

We will incur significantly increased costs as a result of operating as a public company and in administration of our organizational structure, and our management will be required to devote substantial time to compliance efforts. Our historical financial information in this prospectus may not be representative of our future costs of operations.

As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. We anticipate that such expenses will be approximately $4 million to $6 million per year.

In addition, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our business strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal control over financial reporting, including information technology controls, and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

Furthermore, as a public company, we will incur additional legal, accounting and other expenses that have not been reflected in our predecessor’s historical financial statements. In addition, rules implemented by the SEC and NASDAQ have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

As a public reporting company, we will be subject to rules and regulations regarding our internal control over financial reporting. If we fail to establish and maintain effective internal controls over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner, which adversely affect our business and results of operations.

Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and NASDAQ. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our second annual report is filed with the SEC and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an “emerging growth company,” as defined in the JOBS Act.

If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting, when required, or if material weaknesses in our internal control over financial reporting are identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence, and to litigation from investors and stockholders, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our Class A common stock price and adversely affect our results of operations and financial condition.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.

Prior to this offering, we were a private company and had limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. As a result, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness we identified resulted from us not maintaining a sufficient complement of qualified personnel with GAAP knowledge necessary to ensure appropriate design, implementation and operating effectiveness of our internal control over financial reporting. Specifically, we did not appropriately design, implement and operate controls over the review and approval of the accrual of fixed assets and expenses at period-end, assignment of useful lives to leasehold improvements, review of debt agreements and amendments, measurement and recording of warrants, measurement and recording of stock compensation expense, review of accrued liability account balances at period-end, and review of manual journal entries recorded throughout the year. The material weakness resulted in misstatements in our fiscal 2013 and 2014 consolidated financial statements related to the various financial statement accounts described above. In addition, in some instances, no misstatements were identified, however the ineffectiveness of the design, implementation and operation of the controls caused us to conclude that, as a result, there is a reasonable possibility that material misstatements could occur in the consolidated financial statements. The misstatements identified were corrected by management prior to the issuance of the audited consolidated financial statements.

To address this material weakness, we have begun hiring additional finance and accounting personnel and evaluating our personnel in all key finance and accounting positions. While we are implementing a plan to remediate this material weakness, we cannot predict the success of such plan or the outcome of our assessment of these plans at this time. We can give no assurance that this implementation will remediate this deficiency in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements and cause us to fail to meet our reporting obligations.

We do not expect to pay any cash dividends following this offering.

The continued operation and expansion of our business may require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our Class A common stock for the foreseeable future following this offering. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant.

If you purchase shares in this offering, you will suffer immediate and substantial dilution.

If you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution in the book value of your stock, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. The pro forma net tangible book value (deficit) per share, calculated as of             , 2015 and after giving effect to this offering at an estimated initial public offering price of $             (which is the midpoint of the price range set forth on the cover page of this prospectus), is $             , resulting in dilution of your shares of $             per share. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares.

In addition, you will experience additional dilution upon the exercise of the right of our existing owners to exchange their LLC Units for shares of Class A common stock pursuant to the Exchange Agreement. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial additional dilution. See “Dilution.”

We have broad discretion in the use of the net proceeds we receive from this offering and may not use them effectively.

We intend to use a portion of the proceeds of this offering to purchase newly issued LLC Units as described in “Use of Proceeds.” Although the LLC intends to use a portion of the net proceeds it receives from us to repay certain indebtedness as described under “Use of Proceeds,” we cannot specify with certainty the particular other uses of the net proceeds that the LLC will receive from such purchase. Our management will have broad discretion in the LLC’s application of such proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may cause the LLC to spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to cause the LLC to apply these funds effectively could harm our business. Pending their use, the LLC may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If securities analysts or industry analysts downgrade our Class A common stock, publish negative research or reports, or do not publish reports about our business, the price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our Class A common stock or our competitors’ stock, the price of our Class A common stock would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A common stock to decline. As a result, the market price for our Class A common stock may decline below the initial public offering price and you might not be able to resell your shares of our Class A common stock at or above the initial public offering price.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “might,” “will,” “should,” “can have,” “likely,” “continue,” “design,” and other words and terms of similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our growth strategy and ability to expand into new airport terminals;
•	the future performance of the airline and travel industry generally, and our airline partners in particular;
•	our history of net losses and the possibility of future net losses;
•	the concentration of our operations in the New York metropolitan area airports;
•	our dependence on a limited number of concession contracts and airline partners;
•	our vulnerability to extended interruptions and disruptions at the airports where we operate;
•	increases in food and supply costs, food shortages or interruptions in the food supply chain;
•	concerns about food safety, food-borne illness and other health concerns;
•	the quarterly fluctuation of our operating results;
•	our unfamiliarity with expansion into new airports;
•	the future travel habits of our customers and potential changes in transportation safety requirements;
•	our ability to retain our executive officers and management team;
•	restrictions of our debt arrangements;
•	our reliance on certain technology;
•	our ability to protect our customers’ credit card data and other personal information;
•	our ability to timely obtain and maintain required licenses;
•	our compliance with ACDBE requirements;
•	the impact of federal, state or local laws and regulations;
•	the reputation or future acceptance or recognition of our proprietary brands;
•	our ability to protect our intellectual property;
•	the popularity of our chef partners;
•	the effect of competition from other concession program developers and concessionaires;
•	the impact of increased labor costs, union disputes or work stoppages;
•	the fact that we are a holding company with no operations and will rely on our operating subsidiaries to provide us with funds;
•	our requirement for substantial capital expenditures;
•	litigation;

•	our founder’s control over us;
•	the fact that we will be a “controlled company” under the rules of NASDAQ; and
•	the effect of the Tax Receivable Agreement and our organizational structure.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. In addition, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We disclaim any duty to update any of these forward-looking statements after the date of this prospectus to confirm these statements in relationship to actual results or revised expectations.

See “Risk Factors” for a more complete discussion of the risks and uncertainties mentioned above and for discussion of other risks and uncertainties. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this prospectus and hereafter in our other SEC filings and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $       million (or $       million if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

We intend to use $    million of the net proceeds from this offering to purchase newly-issued LLC Units from the LLC and $    million to purchase LLC Units from an affiliate of Mr. Blatstein, as described under “Organizational Structure.” The proceeds received by the LLC in connection with the sale of newly issued LLC Units will be used (i) to repay approximately $       million of indebtedness under our Existing Term Loan, $       million of indebtedness under our Existing Delayed Draw Term Loan and $       million of indebtedness under our Existing Revolving Credit Facility, each of which has a current interest rate of       % per annum and matures on December 11, 2017, and to pay related prepayment penalties of approximately $       million, (ii) to repay approximately $       million aggregate principal amount of outstanding notes, which have a current interest rate of       % and mature on June 11, 2018, and to pay related prepayment penalties of approximately $       million and (iii) for working capital and general corporate purposes, includes fees and expenses related to our New Credit Facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

A $1.00 increase or decrease in the assumed initial public offering price of $       per share would increase or decrease the net proceeds we receive from this offering by approximately $       million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same. Similarly, each increase or decrease of one million shares in the number of shares of Class A common stock offered by us would increase or decrease the net proceeds we receive from this offering by approximately $       million, assuming the assumed initial public offering price remains the same.

DIVIDEND POLICY

We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors the board of directors may deem relevant.

Following this offering, OTG EXP, Inc. will be a holding company and will have no material assets other than its ownership of LLC Units in the LLC. We intend to cause the LLC to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If the LLC makes such distributions to OTG EXP, Inc., the other holders of LLC Units will be entitled to receive equivalent distributions.

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 27, 2015:

•	on an actual basis; and
•	on an as-adjusted basis giving effect to the the sale of shares of our Class A common stock in this offering by us at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, after (i) deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the proceeds from this offering, each as described under “Use of Proceeds” and the issuance of shares of our Class B common stock to certain existing owners of the LLC in connection with this offering.

You should read this table together with the information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

	As of September 27, 2015
	Actual	As Adjusted
($ in thousands)
Cash	$20,666	$
Debt:
Term Loans(1)	$228,153	$
Revolving Credit Facility(2)	—
Notes(3)	199,514
Other debt	74
Total debt	$427,741	$
Total equity:
Membership interests	—
Class A common stock, par value $0.01 per share, shares authorized on an actual basis; shares issued and outstanding on an as-adjusted basis	—
Class B common stock, par value $0.01 per share, shares authorized on an actual basis; shares issued and outstanding on an as-adjusted basis(4)	—
Additional paid-in capital	—
Accumulated deficit	(308,317)
Non-controlling interest	1,485
Total equity (deficiency)	(306,832)
Total capitalization	$122,394	$
(1)	Consists of a $100 million first lien term loan and a $200 million first lien delayed draw term loan, each of which will be repaid in full and terminated in connection with this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”
(2)	As of , we had availability of $ million under the Revolving Credit Facility.
(3)	Issued pursuant to a note purchase agreement dated January 2, 2014. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”
(4)	Reflects, on an as-adjusted basis, shares of Class B common stock, par value $0.01 per share, issued for $0.01 per share. Additional paid-in capital and accumulated deficit are not impacted by such issuance.

A $1.00 increase or decrease in the assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover of this prospectus would increase or decrease, as applicable, cash, additional paid-in capital, total stockholders’ equity and total capitalization by $       , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and the estimated offering expenses payable by us. An increase or decrease of 1 million shares in the number of shares sold in this offering by us would increase or decrease, as applicable, cash, additional paid-in capital, total stockholders’ equity and total capitalization by $       , assuming an initial public offering price of $       per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting assumed underwriting discounts and commissions and the estimated offering expenses payable by us.

DILUTION

If you invest in the initial public offering of our Class A common stock, your interest will be diluted to the extent of the excess of the initial public offering price per share of our Class A common stock over the pro forma net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the net tangible book value per share attributable to the existing equity holders.

Our pro forma net tangible book value at          , 2015 was approximately $       million, or $          per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding and assuming that all of the members of the LLC (other than OTG EXP, Inc.) exchanged their LLC Units for newly-issued shares of our Class A common stock on a one-for-one-basis.

After giving effect to the sale by us of           shares of our Class A common stock at an assumed initial public offering price of $          per share, the mid-point of the price range set forth on the cover page of this prospectus in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, and the use of the estimated net proceeds as described under “Use of Proceeds,” our pro forma net tangible book value at          , 2015 was $       million or $          per share of Class A common stock, assuming that all of the existing members of the LLC (other than OTG EXP, Inc.) exchanged their LLC Units for shares of our Class A common stock on a one-for-one basis.

The following table illustrates the pro forma immediate increase in book value of $          per share for existing equity holders and the immediate dilution of $          per share to new stockholders purchasing Class A common stock in this offering, assuming the underwriters do not exercise their option to purchase additional shares.

Assumed initial public offering price per share		$
Pro forma net tangible book value per share prior to the offering at , 2015	$
Increase in net tangible book value per share attributable to Class A stockholders purchasing shares in the offering
Pro forma net tangible book value per share after the offering
Dilution to new Class A stockholders per share		$

The following table summarizes the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share paid by the existing equity holders and by new investors purchasing shares in this offering, assuming that all of the existing members of the LLC (other than OTG EXP, Inc.) exchanged their LLC Units for shares of our Class A common stock on a one-for-one basis.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing equity holders		%	$	%	$
Public investors					$
Total		100.0%	$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $       per share of Class A common stock, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors in this offering and by all investors by $       million, and would increase (decrease) the average price per share paid by new investors (excluding existing unitholders) by $       , assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts and offering expenses payable by us in connection with this offering.

If the underwriters’ option to purchase additional shares is exercised in full, the pro forma net tangible book value per share at        , 2015 would have been approximately $       per share and the dilution in pro forma net tangible book value per share to new investors would be $       per share, in each case assuming that all of the

existing members of the LLC (other than OTG EXP, Inc.) exchanged their LLC Units for shares of our Class A common stock on a one-for-one basis. Furthermore, the percentage of our shares held by existing equity owners would decrease to approximately       % and the percentage of our shares held by new investors would increase to approximately       %, in each case assuming that all of the existing members of the LLC (other than OTG EXP, Inc.) exchanged their LLC Units for shares of our Class A common stock on a one-for-one basis.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following tables present the selected historical consolidated financial and other data for the LLC, the predecessor of the issuer, OTG EXP, Inc. for financial reporting purposes. The statement of operations data for the thirty-nine weeks ended September 28, 2014 and September 27, 2015, and the balance sheet data as of September 27, 2015 are derived from the unaudited consolidated financial statements of the LLC included in this prospectus. The statement of operations data for each of the years in the two-year period ended December 28, 2014 and the balance sheet data as of December 29, 2013 and December 28, 2014 are derived from the audited consolidated financial statements of the LLC included in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The information set forth below should be read together with the “Organizational Structure,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all included elsewhere in this prospectus.

Statement of Operations Data:

	Fiscal Year Ended(1)		Thirty-Nine Weeks Ended
($ in thousands)	2014	2013	September 27, 2015	September 28, 2014
			(unaudited)	(unaudited)
Net sales	$273,603	$219,708	$285,321	$199,759
Costs and expenses:
Food and related expenses	85,243	68,745	86,860	61,747
Personnel	74,043	58,850	79,286	54,327
Occupancy	36,102	30,661	35,592	26,246
Controllables	17,360	15,433	16,580	12,657
Selling, general and administrative	28,534	20,288	28,683	21,452
New business development and pre-opening expenses	11,787	12,421	12,006	5,528
Depreciation and amortization	28,820	20,375	28,544	19,673
Total costs and expenses	281,889	226,773	287,551	201,630
Other operating income, net	2,103	1,159	896	1,843
Loss from operations	(6,183)	(5,906)	(1,334)	(28)
(Gain)/loss on warrant liability	(4,780)	27,480	73,370	(5,567)
Interest expense, net	44,787	28,556	41,141	30,134
Loss before provision for income taxes	(46,190)	(61,942)	(115,845)	(24,595)
Provision for income taxes	302	268	275	216
Net loss	(46,492)	(62,210)	(116,120)	(24,811)
Less: Net gain attributable to non-controlling interest	167	59	262	153
Net loss attributable to the Company	$(46,659)	$(62,269)	$(116,382)	$(24,964)
(1)	We use a 52- or 53-week fiscal year ending on the last Sunday closest to December 31. Fiscal 2013 and fiscal 2014 ended on December 29, 2013 and December 28, 2014, respectively. Fiscal 2013 and 2014 were 52-week fiscal years.

Balance Sheet Data:

	As of Fiscal Year End		As of September 27, 2015
($ in thousands)	2014	2013
			(unaudited)
Cash	$42,334	$3,481	$20,666
Total current assets	52,333	11,185	33,004
Property and equipment, net	191,485	153,488	213,072
Other assets	1,338	1,035	2,020
Total assets	$276,452	$182,832	$277,458
Total current liabilities	$48,391	$40,604	$42,421
Long-term debt, net of current portion	379,123	238,629	427,727
Total liabilities	468,138	328,686	584,290
Total equity (deficiency)	(191,686)	(145,854)	(306,832)
Total liabilities and equity (deficiency)	$276,452	$182,832	$277,458

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Information” and our audited and unaudited financial statements and related notes appearing elsewhere in this prospectus. Our actual results may not be indicative of our future performance. This discussion and analysis contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those discussed in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” Our actual results may differ materially from those contained in any forward-looking statements.

The following discussion contains references to fiscal 2014 and 2013, which represent the financial results of the LLC and its consolidated subsidiaries for the fiscal years ended December 28, 2014 and December 29, 2013, and to the thirty-nine weeks ended September 27, 2015 and September 28, 2014. We use a 52- or 53-week fiscal year ending on the last Sunday closest to December 31.

Overview

OTG is a high-growth company that is transforming the airport travel experience for millions of travelers every year. We combine world-class hospitality and award-winning cuisine with innovative design and state-of-the-art technology to provide what we call the “OTG Experience.” OTG’s proprietary restaurant concepts are complemented by our signature tablet platform which was the first, and remains the only one of its kind in our industry. OTG started in 1996 with a single restaurant location in the Philadelphia International Airport and the goal of delivering a great restaurant experience that just happened to be in an airport. Today, we are one of the leading airport F&B operators in North America with more than 220 locations in 23 terminals across 10 airports. Our current target market is North America’s top 30 airports by enplanement, which recorded 576 million enplanements and $5.2 billion total F&B and N&G concession sales in 2014. We have developed a near term growth plan that targets four new entire terminal concession programs in 2016 and up to seven in 2017.

OTG’s approach as an operator of its own proprietary concepts is highly differentiated in the airport concessions industry. Over the past 20 years, we have expanded our offerings from F&B to include N&G and concession management services. We have become a one-stop airport solutions provider with a demonstrated ability to design, develop, operate and manage entire terminal concessions programs. OTG’s customers are comprised of two distinct groups. The first group, which we refer to as our business partners, includes airlines, airport operators and concession program managers, and increasingly other commercial enterprises seeking to leverage the impact of the OTG Experience. The second group consists of the tens of millions of people each year that pass through the airports containing OTG operations, as well as the employees and crewmembers of our airline and airport partners.

We have grown significantly over the last three years primarily as a result of our continued learning and evolving around the needs of our customers and partners, and focusing on large projects involving the redevelopment of entire terminal concession programs. During fiscal 2012-2014, we grew from 111 F&B locations in eight airports to over 220 locations in 10 airports. During the same time period, our net sales grew from $146 million to $274 million, representing a 23% CAGR.

OTG’s proven business model results in strong terminal-level economics characterized by some of the highest RPEs in the industry, attractive operating margins and strong cash flow generation on an individual contract basis. Whenever we have taken over an entire terminal concession program, we typically generate takeover growth of more than 20%. We target a terminal-level contribution margin of at least 20%. We believe that these margins are higher than the industry average as a result of the proprietary nature of OTG restaurants, resulting in no franchising fees, lower percentage terminal rents and greater efficiencies with the use of our technology. For entire terminal concession programs, we target a sales to investment ratio of 1:1. The combination of our industry leading revenue generation and strong margins allow us to target terminal-level pre-tax IRR of 30%. Our terminal-level economics are underpinned by our long term contracts and our stable customer base.

Key Performance Indicators

To evaluate the performance of our business, we utilize a variety of financial and performance measures. These key measures include number of concession locations, same terminal sales growth, terminal-level contribution and Adjusted EBITDA.

Number of Concession Locations

We believe that opening new concession locations at existing terminals and new terminals and airports will be the primary driver of our expected sales growth. The total number of new locations per year and the timing of new openings have, and will continue to have, a significant impact on our results. Before we open new locations or terminals, we incur new business development and pre-opening expenses, see “—Key Components of Operating Performance—New Business Development and Pre-Opening Expenses.” New locations sometimes experience higher than average operating costs for a short period of time. For newly renovated entire terminal concession programs, we are generally able to achieve run-rate revenue within the first 24 months following the completion of construction. See “Risk Factors—Risks Related to Our Business—If we fail to successfully implement our growth strategy, which includes expansion into new airport terminals, our ability to increase our revenue and profitability could be adversely affected.”

Same Terminal Sales Growth

Same terminal sales growth refers to the change in net sales with respect to terminals in which we have operated concessions for 24 months or longer.

Terminal-level Contribution

Terminal-level contribution is defined as net sales less food and related costs, personnel, occupancy, controllables and other expenses related to terminal operations, such as credit card fees, building insurance and bank fees, plus other operating income, net and deferred rent. See “Summary—Summary Historical Consolidated Financial and Other Data.”

Adjusted EBITDA

Adjusted EBITDA is defined as net income/(loss) before depreciation and amortization, interest expense, net and provision for income taxes, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. See “Summary—Summary Historical Consolidated Financial and Other Data.”

Key Components of Operating Performance

Net Sales

Net sales are primarily derived from the sale of F&B and N&G in our airport concession locations, and certain catering revenue from airline partners.

Food and Related Expenses

Food and related expenses includes the direct costs associated with food, beverage, pre-packaged food products and N&G, net of any volume based rebates received from suppliers. The components of food and related expenses are variable in nature, change with sales volume, are impacted by menu mix and are subject to increases or decreases in commodity costs.

Personnel

Personnel expense includes wages, payroll taxes, workers’ compensation expense, benefits and cash bonuses for our non-corporate crewmembers located at our airport concession locations. We expect personnel expense to grow proportionately with net sales. Factors that influence personnel expense include the terms of collective bargaining agreements, local minimum wage laws, the frequency and severity of workers’ compensation claims and health care costs.

Occupancy

Occupancy expense consists primarily consists of rent and common area maintenance charges and related payments under lease agreements with concession contract counter-parties, and is offset by rent received from subtenants. Rent is incurred based on a minimum guaranteed rent and an additional amount equal to a certain percentage of sales to the extent that the amount exceeds the minimum guaranteed rent. We expect occupancy expense to grow as we expand the number of concession locations we operate.

Controllables

Controllables are expenses incurred at the concession location level. Typical controllables include paper goods, cleaning supplies, other supplies such as smallwares, utilities and maintenance and repairs. We expect controllables to increase proportionately with net sales.

Selling, General and Administrative

Selling, general and administrative expense primarily consists of corporate overhead costs, such as rent for our corporate offices, corporate staff, human resources, finance and legal and other non-controllables. Non-controllables also include credit card processing fees, building insurance and bank charges. Selling, general and administrative expense also includes stock-based compensation expense.

New Business Development and Pre-Opening Expenses

New business development costs primarily relate to preparing presentations, documentation and estimates in connection with proposals, activities to identify new terminals, special projects used to enhance relationships with business partners, concept development and menu creation. Pre-opening expense relates to costs associated with opening a new concept or business unit, for example, management salaries and labor costs, costs of recruiting and training new employees, restaurant supplies and food and other supplies used during training.

Depreciation and Amortization

Depreciation and amortization primarily consists of the depreciation of fixed assets, including leasehold improvements and equipment.

Other Operating Income, Net

Other operating income, net primarily consists of advertising and marketing, and digital entertainment and gaming income, net of related and other expenses.

(Gain)/loss on Warrant Liability

(Gain)/loss on warrant liability reflects the adjustment to the carrying value of the LLC’s common unit warrants based on the estimated fair value of the warrants and the embedded derivatives.

The warrants are presently exercisable and will remain exercisable after this offering, and this offering does not trigger any mandatory exercise of the warrants. Certain holders of the warrants have the ability to require us to repurchase the warrants upon repayment of all amounts owed under the Note Purchase Agreement and other holders can require us to repurchase the warrants at any time. We intend to use a portion of the net proceeds of this offering to repay all amounts owed under the Note Purchase Agreement as described under “Use of Proceeds” and, accordingly, upon repayment of these amounts, certain holders of warrants may choose to exercise this put option. We also have the right to repurchase the warrants of certain holders commencing one year after repayment of amounts owed under the Note Purchase Agreement. This offering is not expected to have an impact on the exercisability or exercise price of the warrants. The purchase price of the warrants is not impacted or adjusted by this offering. As the number of LLC Units outstanding increases, the number of LLC Units the warrant holders are entitled to receive upon exercise will also increase to ensure the holders maintain their percentage equity ownership in the LLC.

Interest Expense, Net

Interest expense, net primarily consists of cash and payment-in-kind (“PIK”) interest on our outstanding indebtedness and amortization of debt discount, net of any interest income. We expect to have a lower cost of debt as a result of the repayment of our existing indebtedness and our entry into the New Credit Facility, but we expect our interest expense to increase as we borrow additional amounts in the future to fund opening new locations at existing and new terminals and airports. See “—Liquidity and Capital Resources—Indebtedness.”

Post-Offering Taxation and Expenses

The LLC has been treated as a pass-through entity for U.S. federal income tax purposes and accordingly has not been subject to U.S. federal income tax. After consummation of this offering, the LLC will continue to be treated as a pass-through entity for U.S. federal income tax purposes. As a result of its ownership of LLC Units, OTG EXP, Inc. will become subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income of the LLC and will be taxed at the prevailing corporate tax rates. Although the Company will be taxed at prevailing corporate tax rates, we do not expect to have material taxable income for the foreseeable future because of our significant capital expenditures and associated depreciation and amortization as our business grows. In addition to tax expenses, we also will incur expenses related to our operations, plus payments under the Tax Receivable Agreement, which may be significant. We intend to cause the LLC to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement. See “Organizational Structure—Amended and Restated Operating Agreement of the LLC.”

In addition, as a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, compliance with the requirements of the Sarbanes-Oxley Act, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Results of Operations

Thirty-Nine Weeks Ended September 27, 2015 Compared to Thirty-Nine Weeks Ended September 28, 2014

The following table presents comparative key performance indicators for the thirty-nine weeks ended September 27, 2015 and September 28, 2014:

	Thirty-Nine Weeks Ended
($ in thousands, except percentage)	September 27, 2015	September 28, 2014
Number of concession locations	225	174
Same terminal sales growth	5.7%	6.4%
Terminal-level contribution	$60,163	$41,801
Terminal-level contribution margin	21.1%	20.9%
Adjusted EBITDA	$41,402	$27,503
Adjusted EBITDA margin	14.5%	13.8%

The following table presents selected comparative results of operations from our unaudited consolidated financial statements for the thirty-nine weeks ended September 27, 2015 and September 28, 2014:

	Thirty-Nine Weeks Ended
($ in thousands)	September 27, 2015	September 28, 2014
	(unaudited)	(unaudited)
Net sales	$285,321	$199,759
Costs and expenses:
Food and related expenses	86,860	61,747
Personnel	79,286	54,327
Occupancy	35,592	26,246
Controllables	16,580	12,657
Selling, general and administrative	28,683	21,452
New business development and pre-opening expenses	12,006	5,528
Depreciation and amortization	28,544	19,673
Total costs and expenses	287,551	201,630
Other operating income, net	896	1,843
Loss from operations	(1,334)	(28)
(Gain)/loss on warrant liability	73,370	(5,567)
Interest expense, net	41,141	30,134
Loss before provision for income taxes	(115,845)	(24,595)
Provision for income taxes	275	216
Net loss	(116,120)	(24,811)
Less: Net gain attributable to non-controlling interest	262	153
Net loss attributable to the Company	$(116,382)	$(24,964)

Net Sales. Net sales were $285.3 million for the thirty-nine weeks ended September 27, 2015, an increase of $85.5 million, or 43%, compared to $199.8 million for the thirty-nine weeks ended September 28, 2014. This increase was primarily attributable to new concession locations (including locations at Newark Terminal C commencing in November 2014 and Reagan Terminal A commencing in June 2014), which achieved $86.1 million in net sales. The new concession locations are not included in same terminal sales. Further our net sales were impacted by same terminal sales growth of 5.7%, partially offset by a reduction of $6.0 million in net sales attributable to location closures and the ordinary-course redistribution of enplanements among terminals at certain airport, in which we operate.

Food and Related Expenses. Food and related expenses was $86.9 million for the thirty-nine weeks ended September 27, 2015, an increase of $25.2 million, or 41%, compared to $61.7 million for the thirty-nine weeks ended September 28, 2014. This increase was primarily attributable to opening new concession locations. Food and related expenses were 30.5% of net sales for the thirty-nine weeks ended September 27, 2015, a decrease of 0.4%, compared to 30.9% of net sales for the thirty-nine weeks ended September 28, 2014, which was primarily attributable to a reduction in N&G cost of sales.

Personnel. Personnel expense was $79.3 million for the thirty-nine weeks ended September 27, 2015, an increase of $25.0 million, or 46%, compared to $54.3 million for the thirty-nine weeks ended September 28, 2014. The increase was primarily attributable to the opening of new concession locations. Personnel expense was 27.8% of net sales for the thirty-nine weeks ended September 27, 2015, an increase of 0.6%, compared to 27.2% of net sales for the thirty-nine weeks ended September 28, 2014, which was primarily attributable to increased claims associated with our self-insured health insurance program.

Occupancy. Occupancy expense was $35.6 million for the thirty-nine weeks ended September 27, 2015, an increase of $9.4 million, or 36%, compared to $26.2 million for the thirty-nine weeks ended September 28, 2014. The increase was primarily attributable to the opening of new concession locations. Occupancy expense was

12.5% of net sales for the thirty-nine weeks ended September 27, 2015, a decrease of 0.6%, compared to 13.1% of net sales for the thirty-nine weeks ended September 28, 2014, which was primarily attributable to more favorable rent costs associated with the launch of recent entire terminal concession programs.

Controllables. Controllables expense was $16.6 million for the thirty-nine weeks ended September 27, 2015, an increase of $3.9 million, or 31%, compared to $12.7 million for the thirty-nine weeks ended September 28, 2014. The increase was primarily attributable to the opening of new concessions locations. Controllables expense was 5.8% of net sales for the thirty-nine weeks ended September 27, 2015, a decrease of 0.6%, compared to 6.4% of net sales for the thirty-nine weeks ended September 28, 2014, which was primarily attributable to a reduction in utilities and other fixed controllables expense and increased operating efficiencies.

Selling, General and Administrative. Selling, general and administrative expense was $28.7 million for the thirty-nine weeks ended September 27, 2015, an increase of $7.2 million, or 33%, compared to $21.5 million for the thirty-nine weeks ended September 28, 2014. The increase was primarily attributable to the opening of new concession locations. Selling, general and administrative expense was 10.1% of net sales for the thirty-nine weeks ended September 27, 2015, a decrease of 0.7%, compared to 10.8% of net sales for the thirty-nine weeks ended September 28, 2014, which was primarily attributable to operating efficiencies to support new entire terminal concession programs.

New Business Development and Pre-Opening Expenses. New business development and pre-opening expenses was $12.0 million for the thirty-nine weeks ended September 27, 2015, an increase of $6.5 million, or 118%, compared to $5.5 million for the thirty-nine weeks ended September 28, 2014. The increase was primarily attributable to $6.0 million related to new business development, technology initiatives and operating systems implementation related to our Marketing Services and Rewards Redemption Agreement with United.

Depreciation and Amortization. Depreciation and amortization expense was $28.5 million for the thirty-nine weeks ended September 27, 2015, an increase of $8.8 million, or 45%, compared to $19.7 million for the thirty-nine weeks ended September 28, 2014. The increase was primarily attributable to the opening of new concession locations.

Other Operating Income, Net. Other operating income, net was $0.9 million for the thirty-nine weeks ended September 27, 2015, a decrease of $0.9 million, or 50%, compared to $1.8 million for the thirty-nine weeks ended September 28, 2014. The decrease was primarily attributable to the timing of advertising and marketing income anticipated in future periods.

(Gain)/loss on Warrant Liability. The loss on warrant liability was $73.4 million for the thirty-nine weeks ended September 27, 2015, a change of $79.0 million, compared to a gain of $5.6 million for the thirty-nine weeks ended September 28, 2014. The change was primarily attributable to the increase in the equity valuation of the Company.

Interest Expense, Net. Interest expense was $41.1 million for the thirty-nine weeks ended September 27, 2015, an increase of $11.0 million, or 37%, compared to $30.1 million for the thirty-nine weeks ended September 28, 2014. The increase was primarily attributable to additional outstanding debt of $78.3 million incurred to fund capital expenditures of concession locations, of which $18.8 million was accumulated PIK balance.

Fiscal Year Ended December 28, 2014 Compared to Fiscal Year Ended December 29, 2013

The following table presents comparative key performance indicators for the fiscal years ended December 28, 2014 and December 29, 2013:

	Fiscal Year Ended
($ in thousands, except percentage)	December 28, 2014	December 29, 2013
Number of concession locations	226	169
Same terminal sales growth	5.6%	6.2%
Terminal-level contribution	$56,307	$42,251
Terminal-level contribution margin	20.6%	19.2%
Adjusted EBITDA	$36,699	$27,769
Adjusted EBITDA margin	13.4%	12.6%

The following table presents selected comparative results of operations from our audited consolidated financial statements for the fiscal years ended December 28, 2014 and December 29, 2013:

	Fiscal Year Ended
($ in thousands)	December 28, 2014	December 29, 2013
Net sales	$273,603	$219,708
Costs and expenses:
Food and related expenses	85,243	68,745
Personnel	74,043	58,850
Occupancy	36,102	30,661
Controllables	17,360	15,433
Selling, general and administrative	28,534	20,288
New business development and pre-opening expenses	11,787	12,421
Depreciation and amortization	28,820	20,375
Total costs and expenses	281,889	226,773
Other operating income, net	2,103	1,159
Loss from operations	(6,183)	(5,906)
(Gain)/loss on warrant liability	(4,780)	27,480
Interest expense, net	44,787	28,556
Loss before provision for income taxes	(46,190)	(61,942)
Provision for income taxes	302	268
Net loss	(46,492)	(62,210)
Less: Net gain attributable to non-controlling interest	167	59
Net loss attributable to the Company	$(46,659)	$(62,269)

Net Sales. Net sales were $273.6 million for the fiscal year ended December 28, 2014, an increase of $53.9 million, or 25%, compared to $219.7 million for the fiscal year ended December 29, 2013. This increase was primarily attributable to new concession locations (including locations at Newark Terminal C commencing in November 2014, Reagan Terminal A commencing in June 2014 and Kennedy Terminal 2 commencing in September 2013), which achieved $29.4 million in net sales. New concession locations are not included in same terminal sales. Further, our net sales were impacted by same terminal sales growth of 5.6%, resulting from menu reengineering, increased transactions leading to higher sales, partially offset by a reduction of $2.2 million in net sales attributable to location closures.

Food and Related Expenses. Food and related expenses were $85.2 million for the fiscal year ended December 28, 2014, an increase of $16.5 million, or 24%, compared to $68.7 million for the fiscal year ended December 29, 2013. This increase was primarily attributable to opening new concession locations. Food and related expenses were 31.1% of net sales for the fiscal year ended December 28, 2014, a decrease of 0.2%, compared to 31.3% of net sales for the fiscal year ended December 29, 2013, which was primarily attributable to a reduction in N&G cost of sales.

Personnel. Personnel expense was $74.0 million for the fiscal year ended December 28, 2014, an increase of $15.1 million, or 26%, compared to $58.9 million for the fiscal year ended December 29, 2013. The increase was primarily attributable to the opening of new concession locations. Personnel expense was 27.0% of net sales for the fiscal year ended December 28, 2014, an increase of 0.2%, compared to 26.8% of net sales for the fiscal year ended December 29, 2013. The increase in personnel expense is related to minimum manning staffing policy.

Occupancy. Occupancy expense was $36.1 million for the fiscal year ended December 28, 2014, an increase of $5.4 million, or 18%, compared to $30.7 million for the fiscal year ended December 29, 2013. The increase was primarily attributable to the opening of new concession locations. Occupancy expense was 13.2% of net sales for the fiscal year ended December 28, 2014, a decrease of 0.8%, compared to 14.0% of net sales for the fiscal year ended December 29, 2013, which was primarily attributable to more favorable rent costs associated with the launch of recent entire terminal concession programs.

Controllables. Controllables expense was $17.4 million for the fiscal year ended December 28, 2014, an increase of $2.0 million, or 13%, compared to $15.4 million for the fiscal year ended December 29, 2013. The increase was primarily attributable to the opening of new concession locations. Controllables expense was 6.4% of net sales for the fiscal year ended December 28, 2014, a decrease of 0.6%, compared to 7.0% of net sales for the fiscal year ended December 29, 2013, which was primarily attributable to utilities and other fixed controllables, and achieving certain operating efficiencies.

Selling, General and Administrative. Selling, general and administrative expense was $28.5 million for the fiscal year ended December 28, 2014, an increase of $8.2 million, or 40%, compared to $20.3 million for the fiscal year ended December 29, 2013. The increase was primarily attributable to the opening of new concession locations. Selling, general and administrative expense was 10.4% of net sales for the fiscal year ended December 28, 2014, an increase of 1.2%, compared to 9.2% of net sales for the fiscal year ended December 29, 2013, which was primarily attributable to an increase in corporate infrastructure to support anticipated expansion into new airport terminals.

New Business Development and Pre-Opening Expenses. New business development and pre-opening expenses was $11.8 million for the fiscal year ended December 28, 2014, a decrease of $0.6 million, or 5%, compared to $12.4 million for the fiscal year ended December 29, 2013.

Depreciation and Amortization. Depreciation and amortization was $28.8 million for the fiscal year ended December 28, 2014, an increase of $8.4 million, or 41%, compared to $20.4 million for the fiscal year ended December 29, 2013. The increase was primarily attributable to the opening of new concession locations.

Other Operating Income, Net. Other operating income, net was $2.1 million for the fiscal year ended December 28, 2014, an increase of $0.9 million, or 75%, compared to $1.2 million for the fiscal year ended December 29, 2013. The increase was primarily attributable to increased advertising and marketing revenue, which was launched in certain terminals in 2014.

(Gain)/loss on Warrant Liability. The (gain) on warrant liability was $4.8 million for the fiscal year ended December 28, 2014, a change of $32.3 million, compared to a loss of $27.5 million for the fiscal year ended December 29, 2013. The change was primarily attributable to the change in equity value of the Company offset by the settlement of warrants equal to 5.27% ownership of the Company. The factors contributing to the increased equity value of the Company include growth in net sales and Adjusted EBITDA and improved overall market conditions in the industry in which the Company operates leading to higher market multiples. We will continue to monitor these factors after the offering and will value the warrants using the quoted market value of the Company as of each reporting period. See “Summary—Summary Historical Consolidated Financial and Other Data” for more information regarding our results of operations, particularly our Adjusted EBITDA.

Interest Expense, Net. Interest expense was $44.8 million for the fiscal year ended December 28, 2014, an increase of $16.2 million, or 57%, compared to $28.6 million for the fiscal year ended December 29, 2013. The increase was primarily attributable to the additional outstanding debt of $144.8 million incurred to fund capital expenditures for concession locations, of which $15.3 million was accumulated PIK balance.

Liquidity and Capital Resources

Cash Flows

Our primary sources of liquidity are cash generated from our existing operations, borrowings under our debt agreements and available cash. We receive payments from airline and other business partners for catering or other services and airline vouchers on terms between 30 and 120 days. We have not experienced any significant bad debts for the thirty-nine weeks ended September 27, 2015 or for the fiscal year ended December 28, 2014, which is the result of the majority of our sales being paid immediately and less than 1% of our sales attributable to airline catering and airline vouchers.

Our primary uses of cash include operating expenses, principal and interest payments on financings and capital expenditures. Ongoing operating cash outflows are associated with expenditures for existing and new concession locations, for food and related expenses, controllables, occupancy, personnel and selling, general and administrative expenses. Ongoing investing cash flows are primarily associated with capital expenditures. Ongoing financing cash flows are primarily associated with our outstanding indebtedness.

We pay our main suppliers based on credit terms of between seven and 35 days, which allows us to maintain a low accounts payable balance. Our accounts payable balance was $13.2 million as of September 27, 2015.

Short-Term and Long-Term Liquidity Requirements

Our ability to make principal and interest payments on our indebtedness and our ability to fund planned capital expenditures will depend on our ability to generate cash in the future, which is in part subject to general economic, financial, competitive, regulatory and other conditions. Based on our current operations, we believe that our existing cash balances and expected cash flows from operations will be sufficient to meet our operating requirements for at least the next twelve months. However, we may require borrowings under our New Credit Facility and alternative forms of debt or equity financings or investments to achieve our longer-term strategic plans. See “Description of Indebtedness.” There can be no assurance, however, that sources of such alternative forms of financings or investments will be available on acceptable terms, or at all. We intend to use a portion of the net proceeds we receive from this offering to repay outstanding indebtedness under our Existing Credit Facility and our existing note purchase agreement and all outstanding commitments thereunder will be terminated. See “Use of Proceeds.”

The construction, re-design and maintenance of the areas in airport terminals where we operate, technology costs and compliance with applicable laws and regulations require substantial capital expenditures. While a significant amount of the capital expenditures required to build out our existing terminals has been spent, we must continue to invest capital to maintain or to improve the success of our concession programs. Decisions to expand into new terminals could also significantly affect our capital needs. Historically, we have spent between $60 million and $75 million per year on capital expenditures, including new construction and maintenance. We anticipate having capital expenditures of between $155 million and $175 million in 2016. However, these amounts are only estimates, especially as we continue to grow our business and actual amounts of capital expenditures could differ materially, in particular based on the number and timing of construction related to new large entire terminal concession programs.

We intend to enter into the Tax Receivable Agreement with certain of our existing owners that will provide for the payment from time to time by OTG EXP, Inc. to such persons of 85% of the amount of the benefits, if any, that OTG EXP, Inc. realizes or under certain circumstances is deemed to realize as a result of (i) the increase in our proportionate share of the existing tax basis of the assets of the LLC and an adjustment in the tax basis of the assets of the LLC reflected in that proportionate share as a result of any exchanges of LLC Units held by an existing owner of the LLC for shares of our Class A common stock, including as a result of any purchases of LLC Units in connection with this offering and as described under “Organizational Structure—Exchange Agreement” and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. These payment obligations are obligations of OTG EXP, Inc. and not of the LLC. See “Organizational Structure—Tax Receivable Agreement.”

Thirty-Nine Weeks Ended September 27, 2015 Compared to Thirty-Nine Weeks Ended September 28, 2014

The following table presents selected data from our unaudited consolidated statements of cash flows for the thirty-nine weeks ended September 27, 2015 and September 28, 2014:

($ in thousands)	September 27, 2015	September 28, 2014	Variance
Cash flows (used in) provided by operating activities	$672	$(8,743)	$9,415
Cash flows used in investing activities	(51,876)	(42,869)	(9,007)
Cash flows (used in) provided by financing activities	29,536	79,624	(50,088)
Net increase (decrease) in cash	(21,668)	28,012	(49,680)
Cash at beginning of period	42,334	3,481	38,853
Cash at end of period	$20,666	$31,493	$(10,827)

Operating Activities

Cash flows provided by operating activities of $0.7 million for the thirty-nine weeks ended September 27, 2015 were primarily comprised of a net loss of $116.1 million, offset by depreciation and amortization of

$28.5 million, PIK interest in connection with long-term indebtedness of $15.6 million and a fair value adjustment to the Company’s warrants of $73.4 million. The net change in operating assets and liabilities reduced cash flows from operations by $4.6 million.

Cash flows used in operating activities of $(8.7) million for the thirty-nine weeks ended September 28, 2014 were primarily comprised of a net loss of $24.8 million, offset by depreciation and amortization of $19.7 million, PIK interest in connection with long-term indebtedness of $10.8 million, and a fair value adjustment to the Company’s warrants of $5.6 million. The net change in operating assets and liabilities reduced cash flows from operations by $11.8 million.

The $9.4 million increase in cash flows provided by operating activities for the thirty-nine weeks ended September 27, 2015 compared to the thirty-nine weeks ended September 28, 2014 is primarily attributable to a $91.3 million increase in net loss, offset by increases in depreciation and amortization, PIK interest and the fair value of the Company’s warrants, which are further described within “—Result of Operations.” The net change in operating assets and liabilities increased $7.2 million as a result of cash generated from increased net sales, as the Company has expanded our terminal concession locations to 225 as of September 27, 2015 as compared to 174 as of September 28, 2014 as well as the timing of purchases and payments to support operations. Included in the $7.2 million net change in operating assets and liabilities, was a net decrease in cash attributable to changes in accounts payable, accrued liabilities, and deferred rent of $10.0 million. This change was primarily attributable to a decrease in cash attributable to changes in accounts payable of $13.3 million for the thirty-nine weeks ended September 28, 2014 and an increase in cash attributable to changes in accounts payable of $1.2 million for the thirty-nine weeks ended September 27, 2015, a net change of $14.5 million. We increased our borrowings of long-term debt in 2014, which was used to pay down our accounts payable balance as of September 28, 2014 and thus resulted in a decrease in cash attributable to accounts payable. Although we also increased our borrowings of long-term debt in 2015, we experienced an increase in purchases as a result of the expansion of our terminal concession locations. Accordingly, the accounts payable balance increased as of September 27, 2015 and thus resulted in an increase in cash attributable to the change in accounts payable.

Investing Activities

Cash flows used in investing activities of $51.9 million and $42.9 million for the thirty-nine weeks ended September 27, 2015 and September 28, 2014, respectively, were primarily attributable to the acquisition of fixed assets and construction costs in new airport terminal locations. Capital expenditures were $50.9 million and $41.5 million for the thirty-nine weeks ended September 27, 2015 and September 28, 2014, respectively.

Financing Activities

Cash flows provided by financing activities of $29.5 million for the thirty-nine weeks ended September 27, 2015 were primarily attributable to $48.1 million on borrowings of long-term debt offset by $19.1 million repayment of long-term debt. The decrease in cash flows provided by financing activities of $50.1 million for the thirty-nine weeks ended September 27, 2015 compared to the thirty-nine weeks ended September 28, 2014 was primarily attributable to decrease in borrowings of $38.2 million of debt and an increase in the repayment of long-term debt of $19.1 million.

Cash flows provided by financing activities of $79.6 million for the thirty-nine weeks ended September 28, 2014 were primarily attributable to incurrence of $86.3 million of debt partially offset by $2.2 million in deferred financing costs and $4.5 million in repurchase of stock warrants.

Fiscal Year Ended December 28, 2014 Compared to Fiscal Year Ended December 29, 2013

The following table presents selected data from our audited statements of cash flows for the fiscal years ended December 28, 2014 and December 29, 2013:

($ in thousands)	Fiscal Year Ended
	December 28, 2014	December 29, 2013	Variance
Cash flows (used in) provided by operating activities	$(6,536)	$8,584	$(15,120)
Cash flows used in investing activities	(76,091)	(71,914)	(4,177)
Cash flows provided by financing activities	121,480	52,585	68,895
Net increase (decrease) in cash	38,853	(10,745)	49,598
Cash at beginning of period	3,481	14,226	(10,745)
Cash at end of period	$42,334	$3,481	$38,853

Operating Activities

Cash flows used in operating activities were $6.5 million for the fiscal year ended December 28, 2014. We experienced a net loss of $46.5 million, a net cash increase of $28.8 million from depreciation and amortization, a net cash increase of $15.5 million from PIK interest in connection with long-term indebtedness and a $4.8 million decrease from change in fair value of warrants. The net change in operating assets and liabilities reduced cash flows from operations by $3.7 million.

Cash flows provided by operating activities was $8.6 million for the fiscal year ended December 29, 2013. We experienced a net loss of $62.2 million, a net cash increase of $20.4 million from depreciation and amortization, a net cash increase of $8.8 million from PIK interest in connection with long-term indebtedness and a net cash increase of $27.5 million from the change in the fair value of the warrants. The net change in operating assets and liabilities increased cash flows from operations by $11.2 million.

The $15.1 million decrease in cash flows provided by operating activities for the fiscal year ended December 28, 2014 compared to the fiscal year ended December 29, 2013 is primarily attributable to a $32.3 million change in the fair value of warrants, partially offset by a $15.7 million decrease in net loss, $8.4 million increase in depreciation and amortization and a $6.7 million increase in PIK interest in connection with long-term indebtedness. The net cash decrease of $14.9 million related to net changes in operating assets and liabilities, which is largely the result of increased cash interest expense in 2014 due to larger debt balances and the timing of year end payments of operating expenses.

Investing Activities

Cash flows used in investing activities of $76.1 million and $71.9 million for the fiscal years ended December 28, 2014 and December 29, 2013, respectively, were primarily attributable to the acquisition of fixed assets and additional restricted cash to support the funding of letters of credit for security deposits on operating leases. Capital expenditures were $63.4 million and $71.4 million for the fiscal years ended December 28, 2014 and December 29, 2013, respectively.

Financing Activities

Cash flows provided by financing activities of $121.5 million for the fiscal year ended December 28, 2014 were primarily attributable to $128.7 million in proceeds from long-term indebtedness and partially offset by $4.5 million in repurchase of warrants and $2.4 million in incurrence of financing costs. The increase in cash flows provided by financing activities of $68.9 million for the fiscal year ended December 28, 2014 compared to fiscal year ended December 29, 2013 was primarily attributable to increased long-term borrowings of $69.4 million.

Cash flows provided by financing activities of $52.6 million for the fiscal year ended December 29, 2013 were primarily attributable to $52.6 million in net long-term borrowings.

Indebtedness

On December 11, 2012, we entered into an agreement governing our existing credit facility (as amended, our “Existing Credit Facility”). The Existing Credit Facility consists of a $100 million term loan (the “Existing

Term Loan”), a $200 million delayed draw term loan (the “Existing Delayed Draw Term Loan”), of which $72 million was outstanding as of September 27, 2015 and a $10 million revolving line of credit (the “Existing Revolving Credit Facility”), none of which was outstanding as of September 27, 2015. The Existing Credit Facility matures on December 11, 2017.

Interest on the borrowed amounts under the Existing Credit Facility accrues at either (1) LIBOR with a 1.5% floor plus 7.25% per annum or (2) under certain conditions, a reference rate, as defined under the Existing Credit Facility, with a 2.5% floor plus 6.25%. In addition, the Existing Delayed Draw Term Loan and the Existing Revolving Credit Facility have an unused commitment fee of 0.50% per annum, which is paid quarterly.

The Existing Credit Facility is collateralized by a first priority lien on substantially all of the assets of the LLC and its wholly owned subsidiaries, the equity interests of the LLC’s majority owners, and the equity interests of the LLC’s subsidiaries. It contains various financial, affirmative and negative covenants and a description of various events that would constitute an event of default.

Also on December 11, 2012 we entered into a note purchase agreement (as amended, our “Outstanding Notes”). The lender limit under the Outstanding Notes is $160 million and the Outstanding Notes mature on June 11, 2018. Cash interest accrues at 6% per annum, and PIK interest accrues based on a leverage ratio, as defined under the Outstanding Notes. The Outstanding Notes are subordinated to the Existing Credit Facility and contain certain financial and negative covenants and events of default.

We intend to use the net proceeds we receive from this offering to repay outstanding indebtedness under our Existing Credit Facility and our Outstanding Notes and related prepayment penalties and all outstanding commitments thereunder will be terminated. See “Use of Proceeds.” Prior to completion of this offering, we also intend to enter into a new credit facility. See “Description of Indebtedness.”

Commitments and Contractual Obligations

The following table presents our commitments and contractual obligations as of December 28, 2014, as well as our long-term obligations:

($ in millions)	Payments Due by Period
	Total	2015	2016-2017	2018-2019	Thereafter
Long-term debt obligations(1)	$382.9	$3.8	$195.4	$183.7	$—
Operating and capital lease obligations	323.2	40.6	83.7	73.5	125.4
Total	$706.1	$44.4	$279.1	$257.2	$125.4
(1)	Includes aggregate principal payment on the Existing Credit Facility.

Off-Balance Sheet Arrangements

At September 27, 2015, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The following is a summary of certain critical accounting policies that may require a higher level of judgment, estimates and complexity.

Revenue Recognition

Revenue from restaurant and concept credit card or cash sales are recognized when a customer purchases food, beverage, or gifts and are recorded daily on the accrual basis. Sales tax collected from customers is excluded from revenue and the obligation is included in sales tax payable until the taxes are remitted to the appropriate taxing authorities.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the asset’s estimated useful life once placed in service. Equipment that we deem depreciable includes furniture and fixtures, computer equipment, restaurant equipment and software and are depreciated over their estimates useful lives, which generally range from five to seven years. Because significant judgments are required in estimating useful lives, which are not ultimately known until the passage of time, changes in circumstances or use of different assumptions could result in materially different results from those determined based on our estimates. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset(s) or the term of the lease. Maintenance and repairs are expensed as incurred, while additions, betterments and renewals are capitalized and depreciated over the estimated useful life of the respective asset. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a property and equipment asset or asset group to be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of a property and equipment asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment loss is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

We did not record any impairment charges during fiscal 2014 and 2013. See Note 4 to our audited consolidated financial statements included elsewhere in this prospectus for additional information about accounting for property and equipment.

Software Development Costs

We capitalize certain software and software development costs incurred to create and acquire computer software, principally related to software coding and application development, for internal use. The Company begins to capitalize software development costs when both the preliminary project stage is completed and it is probable that the software will be used as intended. Capitalized software costs include only external direct costs of materials and external/allocated internal services utilized in developing or obtaining computer software and compensation and related benefits for employees who are directly associated with the software project. Capitalized software costs are amortized on a straight-line basis when placed into service over the estimated useful life, generally three years.

Leases

The Company has various operating lease agreements, predominantly within airports.

The Company records minimum base rent, which generally includes rent escalations over the term of the lease, on a straight-line basis over the lease term as occupancy costs in the combined statements of operations. The lease term begins when the Company has the right to control the use of the property. The difference between the rent expense and rent paid is recorded as either prepaid rent or deferred rent in the accompanying consolidated balance sheets.

Additionally, certain of the Company's operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. The Company recognizes contingent rent expense provided the achievement of that target is considered probable.

Sub-leases

The Company has several sub-lease agreements for a portion of its premises. Sub-lease income consists of a base rent and a percentage rent charge and is offset against occupancy costs in the accompanying combined statement of operations.

Lease Credit for Leasehold Improvements

The Company expends cash for leasehold improvements and to build out and equip the Company's leased premises. The Company may also expend cash for structural additions that the Company makes to leased premises. Pursuant to agreed-upon terms in certain of the Company's leases, a portion of the leasehold improvements costs are reimbursed to the Company by the Company's landlords as construction contributions. If obtained, landlord construction contributions usually take the form of up-front cash, full or partial lease credits against the Company's future minimum or contingent rents otherwise payable by the Company, or a combination thereof. When contractually due to the Company, the Company classifies tenant improvement allowances as deferred rent in the accompanying combined balance sheets and amortizes on a straight-line basis over the lease term as a reduction of occupancy costs or pre-opening costs.

Equity Incentive Compensation

Stock awards at the OTG Consolidated Holdings, Inc. level are deemed to be an expense and are recognized at the LLC level. The Company measures equity incentive compensation awards to employees based on the fair value on the date of grant. Stock awards granted to employees are measured at fair value calculated based on the Company's enterprise value at the grant date. The Enterprise Value approach utilizes three approaches: (i) Income Approach; (ii) Market Approach; and (iii) Cost Approach, however, the Company only considered the income and market approach since an investor will base the price to be paid for the business on its income potential.

The fair value of the awards is recognized as an expense over the requisite service period, which is the vesting period of the respective award. The expense of the equity incentive awards is recognized over the applicable percentage specified by the Company at the time of issuance.

The equity incentive awards that are granted are subject to being repurchased by the Company at fair market value upon separation from employment. The percentage used against fair value at separation of employment depends upon the employee's length of service. The impact of the forfeiture and repurchase will be recognized in full in at period.

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and accrued expenses approximates fair value due to the relatively short maturity of these instruments. Common stock warrants, which are classified as liabilities, are recorded at their fair market value as of each reporting period.

The measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. The inputs create the following fair value hierarchy:

•	Level 1- Quoted prices for identical instruments in active markets.
•	Level 2- Quotes prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations where inputs are observable or where significant value drivers are observable.
•	Level 3- Instruments where significant value drivers are unobservable to third parties.

We use the Black-Scholes model to determine the fair value of certain common stock warrants on a recurring basis and classify such warrants in Level 3. The Black-Scholes model utilizes inputs consisting of: (i) the closing price of our common stock; (ii) the expected remaining life of the warrants; (iii) the expected volatility using a weighted-average of historical volatilities and a group of comparable companies; and (iv) the risk-free market rate.

As of December 28, 2014, we held approximately $32.2 million in accrued expenses classified as Level 3 securities for warrants to purchase common stock.

Income Taxes

The LLC is currently, and will be through the consummation of this offering, treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, taxable income or loss is passed through to and included in the taxable income of its owners.

Accordingly, the consolidated financial statements included in this prospectus do not include a provision for U.S. federal income taxes. The LLC is liable for various other state and local taxes. After the consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of the LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations, plus payments under the Tax Receivable Agreement, which will be significant. We intend to cause the LLC to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of components of an Entity (“ASU 2014-08”). ASU 2014-08 improves the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. Additionally, the amendments in ASU 2014-08 require expanded disclosures for discontinued operations and also require an entity to disclose the pretax profit or loss of an individually significant component of an entity that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for annual financial statements with years that begin on or after December 15, 2014. We are currently evaluating the impact ASU 2014-08 will have on our financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 supersedes the existing revenue recognition guidance and clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective, on a retrospective basis, for reporting periods beginning after December 15, 2017. We are currently evaluating the impact ASU 2014-09 will have on our financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (“ASU 2015-02”). ASU 2015-02 amends the existing guidance to: (i) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities; (ii) eliminate the presumption that a general partner should consolidate a limited partnership; (iii) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and (iv) provide a scope of exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. ASU 2015-02 is effective for reporting periods beginning after December 15, 2015. We are currently evaluating the impact ASU 2015-02 will have on our financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). ASU 2015-03 requires that debt issuance costs related to a recognized liability be presented on the balance sheet as a direct reduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. ASU 2015-03 is effective for reporting periods beginning after December 15, 2015. The adoption of ASU 2015-03 is not expected to have a material effect on our consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-05, Customers’ Accounting for Fees Paid in a Cloud Computing Arrangement (“ASU 2015-05”). ASU 2015-05 provides guidance in evaluating whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the software license element of the arrangement should be accounted for as an acquisition of a software license. If the arrangement does not contain a software license, it should be accounted for as a service contract. ASU 2015-05 is effective for reporting periods beginning after December 15, 2015 and may be adopted either retrospectively or prospectively. We are currently evaluating the impact ASU 2015-05 will have on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk and Interest Rate Risk

Impact of Inflation

Inflation has an impact on the cost of F&B and retail goods, restaurant supplies, construction, utilities, labor and benefits and selling, general and administrative expenses, all of which can materially impact our operations. While we have been able to partially offset inflation by gradually increasing menu prices, coupled with more efficient practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. Since we price our menu items competitively with the street, competitive conditions could limit our menu pricing flexibility. In addition, macroeconomic conditions could make additional menu price increases impractical. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our guests without any resulting change to their purchasing patterns.

Interest Rate Risk

Historically, we have been exposed to interest rate risk through fluctuations in interest rates on our Existing Credit Facility, which carries interest at a floating rate. In connection with this offering, we intend to use the net proceeds to repay outstanding indebtedness under our Existing Credit Facility and all outstanding commitments thereunder will be terminated. See “Use of Proceeds.” Prior to completion of this offering, we also intend to enter into a new credit facility, which we anticipate will carry interest at a floating rate. See “Description of Indebtedness.” We seek to manage exposure to adverse interest rate changes through our normal operating and financing activities. As of September 27, 2015, we had $228.2 million in outstanding borrowings under the Existing Credit Facility. A 1.00% increase in the effective interest rate applied to these borrowings would result in a pre-tax interest expense increase of $2.3 million on an annualized basis.

Commodity Price Risk

Our profitability is dependent on, among other things, our ability to anticipate and react to changes in the costs of of food and beverage. Cost increases may result from a number of factors, including market conditions, shortages or interruptions in supply due to weather or other conditions beyond our control, governmental regulations and inflation. Substantial increases in food and related expenses could impact our operating results to the extent that such increases cannot be offset by menu price increases.

Foreign Exchange Risk

All U.S. sales are denominated in U.S. dollars. We make a limited amount of purchases from foreign sources, which subjects us to minimal foreign currency transaction risk. In addition, net sales, food and related expenses and operating expenses from our Canadian subsidiary are generally denominated in Canadian dollars. We do not expect our future operating results to be significantly affected by foreign currency transaction risk.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation, shareholder advisory votes on golden parachute compensation and the extended transition period for complying with the new or revised accounting standards.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

BUSINESS

Overview of OTG

OTG is a high-growth company that is transforming the airport travel experience for millions of travelers every year. We combine world-class hospitality and award-winning cuisine with innovative design and state-of-the-art technology to provide what we call the “OTG Experience.” OTG’s proprietary restaurant concepts are complemented by our signature tablet platform which was the first, and remains the only one of its kind in our industry. OTG started in 1996 with a single restaurant location in the Philadelphia International Airport and the goal of delivering a great restaurant experience that just happened to be in an airport. Today, we are one of the leading airport F&B operators in North America with more than 220 locations in 23 terminals across 10 airports. Our current target market is North America’s top 30 airports by enplanement, which recorded 576 million enplanements and $5.2 billion total F&B and N&G concession sales in 2014.

OTG’s approach as an operator of its own proprietary concepts is highly differentiated in the airport concessions industry. Over the past 20 years, we have expanded our offerings from F&B to include N&G and concession management services. We have become a one-stop airport solutions provider with a demonstrated ability to design, develop, operate and manage entire terminal concessions programs, which refers to the programs where we either operate substantially all of the F&B concessions or F&B and N&G concessions or have management authority over the concession program or terminal, which is a key area of focus for us. OTG’s customers are comprised of two distinct groups. The first group, which we refer to as our business partners, includes airlines, airport operators and concession program managers, and increasingly other commercial enterprises seeking to leverage the impact of the OTG Experience. The second group consists of the tens of millions of people each year that pass through the airports containing OTG operations, as well as the employees and crewmembers of our airline and airport partners.

Our passionate crewmembers deliver the OTG Experience to our customers in some of the most frequently traveled airports in North America, including Kennedy, LaGuardia, Newark, Philadelphia, Reagan, Minneapolis-St. Paul and Toronto-Pearson through the following:

•   Inviting Hospitality. We seek to provide a personal touch and a first-class experience for all travelers, not just those flying first class. Now, everyone can enjoy concierge style service while waiting for their flight. Through our interactive tablet programs, travelers can order everything from gourmet sandwiches and salads, to sushi and steak accompanied by a fine wine or a locally-brewed craft beer. Utilizing our “2U” service, customers can also shop for electronics and travel accessories such as headphones and neck pillows. One of our crewmembers will deliver their meal and purchases right to their seat in one of our restaurants or even at the gate. Travelers can also charge their personal devices at an array of tabletop outlets and USB ports and use our tablets to surf the internet, play games, order personalized services or shop with our retail partners. These services and conveniences reduce traveler anxiety and allow our customers to have a more relaxing travel experience.

•   Authentic Dining Experiences. We own and operate restaurants inside of airports, not airport restaurants. We create culturally inspired, authentic food programs through relationships with renowned local, national and international chefs, including Michelin-starred chefs, James Beard award winners and Iron Chefs. We develop expansive menus and product selections that are designed to appeal to a wide variety of travelers. We seek to source the freshest ingredients locally using artisan purveyors and greenmarkets for our “farm-to-terminal” model. As a result, our food and beverage concepts are known for award-winning cuisine across a broad spectrum of styles and service options, from food courts to full-service dining, to grab-and-go gourmet markets. We primarily operate proprietary concepts such as our gourmet burger concept Custom Burger (with meats sourced through Pat Lafrieda), our pizza concept Tagliere, our coffee concept WorldBean and other examples that include New England-inspired seafood shack Anglers, sandwiches at Interwich and contemporary Japanese cuisine at Kombu. For those on the run, we have fresh to-go food options at CIBO Express that can be picked up on the way to the gate.

•   Thoughtful and Innovative Design. OTG reimagines the physical space of the airport and works with some of the world’s leading design firms to plan and build customer-centric, free flowing and modern facilities. OTG develops integrated concession programs dedicated to enhancing not only the function, but also the look and feel, of an airport terminal. We have changed traditional gate-hold areas beset with tight and limited seating and services, into revenue generating spaces containing comfortable restaurant, bar and lounge seating and offering a variety of service and entertainment options. Additional design innovations allow us to change the look, functionality and menu offerings of a single location depending on the time of day, for example by changing from a bakery cafe in the morning to an Italian-style deli in the afternoon. We work closely with our airline and airport partners in all phases of a project from conception and development to operations.

•   State-of-the-Art Technology. We are known as the company that put iPads in airports, and our program is on track to be one of the largest consumer-facing deployments of the iPad in the world. Our state-of-the-art technology allows us to deliver enhanced customer experiences that drive higher sales revenues. Our tablet program provides more accurate ordering (in over 20 languages) and faster delivery and check-out services. Our customers can conveniently order more products and services, and we can serve more customers and process more transactions. In addition, our recommendation engines seamlessly offer customized and personalized food and beverage suggestions. Lastly, our tablet platform allows for the creation of additional sources of revenue from advertising, marketing, gaming and entertainment programs with other business partners including credit card companies, car rental companies and online shopping sites.

The seamless integration of these elements defines the OTG Experience, changing the “need” to get to the airport early to the “want” to get to the airport early. We have deployed our focused business model in a variety of settings, but it is always anchored by the personal touch reflected in our core values of integrity, passion, quality, safety, caring, fun and creativity. We have continued to learn and evolve around the needs of our customers and partners and have grown significantly over the last three years primarily by focusing on large projects involving the redevelopment of entire terminal concession programs. During fiscal 2012 to 2014, we grew from 111 F&B locations in eight airports to over 220 locations across 10 airports. During the same time period, our net sales grew from $146 million to $274 million, representing a 23% CAGR. For fiscal 2013 and 2014, F&B concessions sales represented 94% of our net sales.

Our Industry

OTG operates in the growing airport concession market, which comprises F&B, N&G, specialty retail and commercial services. The two primary metrics that drive growth in the airport concession industry are enplanements and RPE, and airport concession companies like OTG have benefited from long-term growth in these metrics. According to ARN, enplanements have increased by a 1.9% CAGR and combined F&B and N&G RPE has increased by a 4.6% CAGR from 2009 to 2014 in the top 30 North American airports based on RPE. OTG has been a key contributor in driving this RPE growth during this period. In addition, during this period, total revenue from F&B and N&G concession sales at these airports increased by a 6.7% CAGR. In 2014, F&B and N&G concession sales at the top 30 North American airports by enplanements were $5.2 billion, generated from 576 million enplanements. We believe that these growth trends will continue as the FAA projects positive growth in enplanements over the next 10 years. Additionally, as described below, we believe RPEs will increase in the future due to a number of favorable factors.

Airport concessions provide important and necessary passenger services. Concession revenues are a significant part of the airport business, and we believe that airport authorities and airlines have increasingly focused on growth in this area. Several factors that impact the air traveler experience are also driving increases in RPE. These factors include the increased use of the hub-and-spoke airline model, lengthy security procedures and flight delays and a significant increase in the amount of dwell time. According to ARN, average dwell times can last more than 90 minutes at certain airports like Kennedy. Meeting the travelers’ in-terminal F&B needs has also become more important as in-flight meals have been eliminated or offered for purchase with limited selection and quantity and often with inferior quality. Travelers are increasingly demanding other and often healthier dining alternatives to the typical fast food franchises and have demonstrated a willingness to spend more on the higher-quality products and services offered by OTG.

Given that airport concession contracts generally have a term of between seven and ten years, we expect to have significant and consistent opportunities to bid for concession contracts, including at major hubs, over the next ten years as existing contracts expire. In connection with these expirations, and as a result of all of the above described dynamics, we believe many airports and airlines will be interested in redeveloping existing or outdated airport F&B concessions that have often relied heavily on a collection of separate franchised fast food or other licensed chain restaurant concepts. We believe this is particularly true at major hubs that can justify the significant levels of investments required to redevelop terminal concession programs. In the United States, air traffic growth is increasingly being directed to large hub airports in major metropolitan markets as the major airline carriers consolidate and focus on the most profitable routes stemming from these hubs. Given the limited number of aircraft takeoff and landing slots allotted at major airports such as Kennedy, La Guardia and Reagan, airlines are also choosing to deploy larger aircrafts and fly longer distances, resulting in more enplanements at these airports. With our award-winning offerings, our ability to deliver a customized variety of dynamic, proprietary dining options, integrated retail and other services, innovative designs, state-of-the-art technologies, and an overall focus on major hubs, we believe that we will continue to benefit from these industry trends.

The following table shows the the top 30 North American airports by enplanements for 2014, as reported by ARN:

2014 - Top 30 North American Airports by Enplanements
Top 30 Airports	Airport Code	Enplanements (millions)	Total Revenue of F&B and N&G ($ millions)
Atlanta	ATL	48.0	$349
Chicago	ORD	34.9	$340
Los Angeles	LAX	34.5	$358
Dallas/Fort Worth	DFW	31.4	$242
Denver	DEN	26.7	$240
New York	JFK	26.4	$318
San Francisco	SFO	23.5	$249
Charlotte	CLT	22.1	$175
Phoenix	PHX	21.0	$167
Las Vegas	LAS	20.8	$220
Houston	IAH	20.6	$163

2014 - Top 30 North American Airports by Enplanements
Top 30 Airports	Airport Code	Enplanements (millions)	Total Revenue of F&B and N&G ($ millions)
Miami	MIA	20.2	$199
Toronto	YYZ	19.3	$195
Seattle	SEA	18.7	$165
Newark	EWR	17.8	$181
Orlando	MCO	17.5	$156
Minneapolis/St.	MSP	17.5	$148
Detroit	DTW	16.2	$114
Boston	BOS	15.7	$157
Philadelphia	PHL	15.4	$135
New York	LGA	13.5	$130
Fort Lauderdale	FLL	12.5	$107
Baltimore	BWI	11.2	$93
Washington	IAD	10.7	$87
Salt Lake	SLC	10.6	$73
Chicago	MDW	10.5	$82
Washington	DCA	10.5	$79
Vancouver	YVR	9.7	$84
San Diego	SAN	9.4	$80
Tampa	TPA	8.8	$87
Totals		575.6	$5,174

Our Strengths

We believe the following competitive strengths are key to our continued growth and success:

Delivering the OTG Experience.

We have been recognized throughout the industry for elevating the air travel experience, earning numerous accolades for ourselves and our airline and airport partners including: “50 Most Innovative Companies of 2014” Fast Company, and “The Judges’ Award for Driving Innovation in Airports” International Airport Food & Beverage FAB Awards (2014). The unwavering focus on the key drivers of the OTG Experience differentiates us from our competitors. We believe that delivery of each of the elements of the OTG Experience—(1) inviting hospitality, (2) authentic dining experiences, (3) thoughtful and innovative design and (4) state-of-the-art technology—creates a superior value proposition for travelers and our airline and airport partners that will continue to lead to market share growth and some of the highest RPEs in the industry.

Our performance has generated increasing demand for the types of programs that OTG offers and has led to significant additional growth opportunities through privately negotiated agreements and both public and private RFP processes. Over the past five years, we have won approximately 80% of the contracts we have pursued when competing for entire terminal concession programs. As a result, we have doubled our market share for F&B in the top 50 performing North American airports by RPE from approximately 3% in 2008 to approximately 6% of sales in 2014. Airport travelers also respond favorably to the breadth of our high-quality dining options, atmosphere, conveniences and services we offer and, ultimately, they spend more at OTG operated concession locations. Concession programs operated by OTG, especially its entire terminal concession programs, rank highly amongst the top 50 performing North American airport by RPE and consistently generate some of the highest RPEs in the industry. Our ability to generate higher revenue is evidenced by what we call takeover growth – the growth in RPE when comparing our first full year of operations with the year prior to when we took over a concession program – which has averaged 26% across our entire terminal concession programs.

Differentiated business model.

We continue to learn and evolve, and over the past 20 years have worked on refining our business model to address the needs and preferences of our customers and partners. By relying almost exclusively on proprietary concepts, we create a differentiated experience for our customers, avoid paying franchise fees and are well positioned to take advantage of changes in consumer trends and commodity costs. Unlike most of our competitors that rely on licensing and franchising restaurant brands, we have full control over almost all of our restaurant concepts and menus and are able to react quickly and effectively to changes in consumer needs. We re-design terminals around the customer experience and increase points of sales throughout the terminal by creating revenue generating capacity from previously unproductive and dormant space, such as gate-hold rooms. Our technology also sets us apart and results in many customer benefits, additional revenue generating opportunities as well as cost savings. Today, we focus on pursuing the largest and most complex, yet most rewarding, projects at the busiest airports and seek to grow at major hubs and other large-market, high-traffic airports. Where possible, we aim to take over responsibility for entire airport or entire terminal concession programs, rather than to simply operate individual or small numbers of concession locations, which we believe allows us to benefit from economies of scale and deliver all of the elements of the OTG Experience.

Strong business partnerships.

Our ability to deliver the OTG Experience has led to strong long-term relationships with our airline and airport partners. Our successful track record and meaningful relationships with our partners have led to high contract win rates and additional business opportunities. Further, we have been able to negotiate concession agreements on favorable terms that include longer lease terms, lower percentage rents and greater operational flexibility for us, but that still result in higher absolute dollar returns to our partners. By custom designing and operating separate and unique concepts for each airline and airport, we allow these partners to leverage the OTG Experience to enhance their own brands and drive their own customer loyalty initiatives. For example, we work with our airline partners to extend special services to their most frequent and valued customers and develop ways to interact with their loyalty programs, such as our “pay with miles” function for United Airlines. The favorable press we have garnered for our larger entire terminal concession programs have also generated billions of media impressions for our airline partners that have significant dollar value. Moreover, our demonstrated ability to design, develop, operate and manage entire terminal concession programs relieves our airline and airport partners of much of the burden of managing all or a part of these programs themselves.

Significant barriers to entry.

We believe that our business model is not easily replicated even by seasoned concession operators, as we have been delivering the OTG Experience for the last 20 years, and that there are significant barriers to entry for potential new competitors, particularly for entire terminal concession programs. The intensive capital requirements that underpin our highly differentiated programs and our ability to generate some of the highest RPEs in the industry limit both the willingness and the ability for other operators to compete with us. We understand and effectively manage the myriad of legal, regulatory and logistical obstacles involved in operating a business in a heavily regulated and secure environment. Given the strict security at airports, we have the benefit of a streamlined onboarding process for our crewmembers, including FBI fingerprinting and background checks. In addition, our experienced teams specialize in delivering new projects within extremely compressed time tables in a variety of circumstances. We have repeatedly demonstrated an ability to transition and transform an entire terminal concession program virtually overnight without disruption to the overall business or other airport operations. We can manage the logistics for the largest phased transitions as well. For example, in 2014, during the takeover of Newark Terminal C, we successfully opened 49 F&B and N&G locations in 42 days.

Attractive terminal-level economics.

OTG’s proven business model results in strong terminal-level economics characterized by some of the highest RPEs in the industry, attractive operating margins and strong cash flow generation on an individual contract basis. Whenever we take over an entire terminal concession program from a prior operator, we generate takeover growth of 26% on average, in the first full year of operations. Our ability to quickly transition concession facilities from prior operators and open (at least) temporary concessions enables us to generate revenue with minimal construction or renovation delays. For entire terminal concession programs, we are generally able to achieve run-rate revenue within the first 24 months following the completion of construction. The breadth of our F&B concepts also allows us to provide service during all day parts, including breakfast, lunch, dinner and late night. As such, OTG has been able to achieve, sustain and grow some of the highest RPEs in the industry.

We target a terminal-level contribution margin of at least 20%. We believe that these margins are higher than our peers as a result of the proprietary nature of OTG restaurants, resulting in no franchising fees, lower terminal rents and greater efficiencies through the use of technology. Our tablet based ordering systems allow us to operate with a more efficient labor and inventory management model than typical restaurants. Further, we do not require large marketing and advertising budgets like other restaurant businesses. For entire terminal concession programs, we target a sales to investment ratio of 1:1. Once all of the initial capital expenditures are made, there are minimal ongoing capital expenditures required. The combination of our industry leading revenue generation, which we calculate based on our takeover growth, and strong margins allow us to target terminal-level pre-tax IRRs for the contract term and extension option periods in excess of 30%. Our terminal-level economics are underpinned by our long-term contracts and our stable customer base.

Experienced management team.

Our team is comprised of passionate and experienced senior leaders with an average of over 15 years at OTG and in the industry. OTG is led by its Chairman, Chief Executive Officer and founder Rick Blatstein, who founded the business in 1996 after taking over a single restaurant location at the Philadelphia International Airport. Rick has directed the business since inception and has overseen the growth of the Company for the past 20 years. Rick has over 30 years of experience in the restaurant and hospitality industry and his foresight into consumer trends, focus on the customer experience, and ability to conceive of innovative concepts have transformed the Company and the entire airport concessions industry. Joe Ozalas, our Chief Financial Officer, joined OTG in 2004 and brings over 30 years of valuable experience, having held senior financial management positions in the telecom, publishing and retail industries. Rick and Joe are supported by a talented executive leadership team that has deep experience in entertainment, themed-restaurants, foodservice operations, airport concessions, airport development, airport and airline operations, financial management and credit card loyalty programs. We believe that our management team is a key driver of our success and positions us well for long-term growth.

Our Growth Strategies

We believe that we are well-positioned to achieve significant, sustainable financial growth, primarily driven by the following:

Expansion into new airports and terminals in major airports.

We believe significant new business development opportunities will continue to arise for the foreseeable future for expansion into airports or terminals in major hubs and other large-market, high-traffic airports where we do not currently operate. While we have expanded significantly since 2008, we remain in the very early stages of our overall growth plan, having operations in only 23 terminals across 10 airports in North America today. Given that airport concession contracts generally have a term of between seven and ten years, we expect to have significant and consistent opportunities to bid for concession contracts, including at major hubs, over the next decade as existing contracts expire. In 2014, the top 30 airports in North America by enplanement recorded 576 million enplanements and generated total F&B and N&G concession sales of $5.2 billion, yet to date we have significant operations in only six of these airports. We believe that we are well positioned to win new business because of our highly differentiated product offering and the strength of our relationships with our airline partners. We regularly receive inbound interest from international airlines and airport operators. Given the volume of new business opportunities that exists domestically, our focus has historically been on the U.S. market. However, we monitor and will opportunistically pursue opportunities for international expansion as we did with Toronto-Pearson in 2013.

We have developed a near term growth plan that targets four new entire terminal concession programs in 2016 and up to seven in 2017. Over the longer-term, we believe we can significantly grow our footprint in new and existing markets by obtaining new contracts for entire terminal concession programs while generating some of the highest RPEs in the industry. The size and timing of new projects can have a material impact on our business as new contracts are awarded. The higher enplanements and RPEs generated in major market and hub airports reduce our investment risk as they can more easily support the level of investment we typically make in order to deliver the OTG Experience. Our goal is to take over entire terminal concession programs, where possible, rather than operate individual concessions. While we will continue to monitor and selectively respond to RFP opportunities, we believe that a substantial portion of our future growth may be driven largely through privately negotiated agreements, including buyout opportunities, outside of the public RFP process.

Increase sales in existing operations.

Our goal is to grow our existing operations by increasing the frequency of customer visits and sales through the continued delivery of the OTG Experience. We intend to increase our capture rate by continuing to evolve our design and offerings and creating fresh and dynamic concepts and menus. We expect that these efforts will lead to an increase in the number of travelers that visit our concession locations and order our products, and ultimately grow our sales. As travelers pass through airports where we operate and become more familiar with the OTG Experience, we hope to create loyalty to our proprietary concepts and brands. We believe that these factors will increase sales in our current locations.

Leverage our technology to create new revenue streams in new and existing locations.

Our goal is to place one tablet for each seat at our restaurants and certain other F&B locations and at a majority of the seats in the gate-hold rooms of the terminals in which we operate. We believe the repeated and continuous interaction of our customers with our tablets will generate higher RPE and an increasing number of opportunities to develop additional and potentially significant revenue streams.

The following initiatives represent significant growth opportunities for us, both for locations where we have not yet placed tablets and for locations where tablets are currently deployed.

Expand advertising and marketing.

Our tablet platform generates advertising and marketing revenues. We believe that the size of this revenue stream will grow over time as the potential power and reach of the tablet platform as a marketing medium is further accepted and understood by advertisers and our business partners. Our current partners include credit card companies, rental car companies and online shopping sites.

Develop digital entertainment and gaming content.

We are working on creating digital entertainment and gaming content for purchase and free, advertising-driven content to be enjoyed by our customers on tablets that often provide faster connectivity to the Internet at the airport than personal devices. We have observed that playing the free games pre-loaded on our tablets is one of the most popular ways in which customers pass time while waiting for their flight. We are currently developing a variety of games, such as casino-style games, electronic lottery, monetized social gaming and games of skill. Our exclusive gaming programs will allow us to offer sweepstakes and games of skill and award prizes to our customers ranging from free food and beverages, to flight upgrades and miles awards, to vacation packages. We believe additional future revenues will be generated by increased sales of products and services associated with game play, in-application purchases and in-application advertising.

Increase personalized sales.

The recommendation engines we have developed for the tablet ordering software also suggest F&B pairings or other N&G products based on the time of day, prior customer preferences, flight destinations or length of travel. We believe we can also create and leverage our own databases of customer preferences by analyzing prior transactions in general and for specific customers who opt-in to receive personalized offers and services. We believe information gleaned from these databases will help to further increase sales and RPE via the recommendation and targeted marketing of specific additional products and services, including those of our business partners. Our strong understanding of customer preferences will also enable us to identify leading items that drive demand and allow us to react quickly to introduce these items across other operations. These product recommendations have already provided increased sales in the locations where tablets are deployed.

Further integration with business partners.

We will continue to develop ways to integrate our technology with business partner loyalty programs and accept payment in alternative forms of currency as we have recently done with the pay with miles function for United Airlines. These programs not only increase sales as a result of allowing customers to access a new and seemingly free or otherwise inaccessible source of capital, but they also eliminate credit card processing fees on all incremental sales.

Our Airport Locations

As of December 31, 2015, we operated 232 concession locations in 10 airports, which are located in 8 states and Canada. The following table shows our entire terminal and other concession programs and the number of concession locations that we currently operate in each:

Airports	Terminals	Number of Current Concession Locations	State/Province	Program Start (year)(1)
John F. Kennedy International Airport	2*, 5* and 8	49	NY	2010, 2008 and 2007

LaGuardia Airport	A*, B, C* and D*	49	NY	2011, 2002, 2006 and 2010

Minneapolis-Saint Paul International Airport	Concourse G* of Terminal 1	24	MN	2012

Newark Liberty International	C*	64	NJ	2014

O’Hare International Airport	2 and 3	2	IL	2008

Orlando International Airport	Airside 4	3	FL	2010

Philadelphia International Airport	B, C, D and F	8	PA	1996, 1999, 2002 and 2001

Ronald Reagan Washington National Airport	A*, National Hall and Center Pier	9	VA	2014 and 2006

Toronto-Pearson International Airport	1 and 3	12	ON, Canada	2012 and 2013

Tucson International Airport(2)	West Concourse and East Concourse	12	AZ	2006
*	Entire terminal concession program.
(1)	Program start date refers to the year when we commenced operations.
(2)	We have not reflected our concession program at Tucson International Airport as an entire terminal concession program because our contract for this program expires in 2016 and we do not intend to extend or replace the contract.

Our key branded concepts for our F&B and N&G concession locations are Cibo Express Gourmet Markets (51 concession locations), World Bean (12 concession locations), Tagliare (eight concession locations) and Custom Burgers (five concession locations).

Concession Programs

New Business Development

Request for proposals

The RFP process is the most common industry approach by which our concession contract counter-parties solicit, evaluate and select concessionaires for airport terminals. In most instances, the formal decision maker for a certain airport or terminal is a city or municipal agency or a concession program developer, as opposed to the airlines operating out of the applicable terminal. However, in the New York City metropolitan area, terminals are leased from the Port Authority of New York and New Jersey (“PANYNJ”) to an airline or to a consortium developer. As such, the airline or developer is responsible for the development, leasing and management of the concession program, and PANYNJ’s involvement is limited to providing its consent to concession contracts and receiving a share of the revenue. Under this structure, the airline and developer generally make their selection through a competitive solicitation.

The RFP process, from initial release to final award of concession contract, generally takes nine to twelve months. The award decision is typically made by an evaluation committee on behalf of the city or municipal agency, which consists of airport management staff and may also include non-voting members, consultants, airline representatives and other community stakeholders. In the majority of cases, the evaluation committee’s decision requires the approval of the city council or a similar governing body. Upon the release of an RFP, our senior management will evaluate the fit and revenue potential of the new business and, if possible, meet with various stakeholders to understand their vision and objectives for the project.

In addition, because of our track record and competitive advantages, we have increasingly been offered the opportunity to privately negotiate contracts outside the public RFP process. In the past three years, we have also received invitations from interested airports, municipal authorities, developers and airlines to meet with them to discuss our approach to elevating the terminal experience.

Terminal selection

We bid on new projects in terminals where we can deliver the OTG Experience and where we can generate high RPEs. Our terminal selection is based on numerous factors such as the fit of the airport’s vision and objectives with our business and financial model, the number of enplanements, the size, the type and location of available concession space, the level of anticipated competition within the airport or terminal, potential future growth within the airport or terminal, our existing presence within the airport or terminal, rental structure, financial return and regulatory requirements. We believe that our terminal selection process is key to the continued growth of our business — by only expanding into terminals where we can best deliver the OTG Experience, we are able to maintain consistently high-quality offerings across all of our concession locations.

Contractual Terms

Our concession agreements typically include the following contractual terms:

Rent. Typically, our concession contracts require us to pay a minimum guaranteed rent, and an additional amount equal to a certain percentage of sales to the extent that such amount exceeds the minimum guaranteed rent. We have generally been able to negotiate our concession agreements on terms more favorable than our competitors’ terms. For certain entire terminal concession programs, we may pay a separate transition rent during the development term, often based on a percentage of sales.

Term. For concession locations where we do not operate an entire terminal concession program, our lease terms are typically for seven to ten years. Our entire terminal concession agreements typically provide for terms in two parts:

•	Development Term. The development term is the period of time during which design and construction of the proposed permanent concession program takes place and is typically intended to last between 18 and 24 months. The development term will generally be extended to account for delays beyond our control, which will consequently extend the overall term of the contract. During the development term, we are able to generate revenues by keeping the majority of individual concession locations open and operating while permanent locations are constructed or reconstructed according to a phased development schedule.

•	Operational Term. The operational term begins immediately after the end of the development term and typically lasts for ten years with at least one extension period generally ranging from two to five years. As a result, the term of our concession contracts could effectively last up to 22 years or more, depending on the length of the development term and the number of extension terms. The contract counter-party usually has the option to extend the term of the contract for one or more periods. For contracts where the option to extend is not exercised, our contract counter-party is generally required to make a payment to us for the remaining unamortized initial investment in the concession program. This payment could equal up to 50% of our initial investment costs as these costs are usually amortized over the expected term of the agreement (including all extension options) on a straight line basis.

Termination. For certain of our concession contracts, our counter-parties have the right to terminate upon the occurrence of certain events or for convenience; such contracts typically provide that (absent a termination for-cause) upon such a termination, our counter-party is required to make a payment to us for the remaining unamortized initial investment in the concession program. Our concession contracts typically give us no right of termination.

Refurbishment. Our concession contracts often require minimum capital expenditures for the maintenance and refurbishment of our concession locations over the term of the concession contract.

ACDBE. Many of our concession contracts contain minimum ACDBE participation requirements, which we meet in different ways depending on the terms of the contract. If we fail to comply with minimum ACDBE participation requirements we may be held responsible for breach of contract, which could result in the termination of the concession contract and monetary damages. See “—Government Regulation.”

Design

We place significant emphasis on designing dynamic, visually-appealing and comfortable spaces for each of our concession locations and gate-hold areas. The design process begins with a dialogue between our design team and our concession contract counter-party to ensure that our proposed concession locations and gate-hold area transformations will not interfere with airport operations. Next, we work with some of the world’s leading architecture and industrial design firms to help us bring our concepts to the terminal. We deliberately plan each concession location, from creating customized furniture designs to choosing the high-quality materials, finishes, color palate and music playlist in order to provide an enhanced experience for our customers.

Since the airport is our customers’ first and last interaction with a city, our concession locations typically incorporate visual cues and elements of the airport’s city. Each of our concession locations has a specifically-designed layout to optimize available space, and we employ flexible concession location designs. This flexibility enhances our growth opportunities, since our concepts can be located and perform well in a diverse range of spaces and sizes.

Construction and build-out

Construction durations for a new concession location vary based on format and size, and can take as few as four weeks, for a grab-and-go location, to as many as twenty weeks, for a large full-service restaurant. The construction of an entire terminal concession program is a phased process starting with a transition takeover and typically takes 18 to 24 months to complete. For build-out costs, our budgets range from approximately $150,000 to $3.0 million depending on the size and style of the concession location. We use a number of vendors and general contractors on a regional basis and employ both negotiated contracts and competitive bidding processes to ensure high-quality construction at a reasonable price.

One of our competitive advantages is that, when we take over an entire concession program, we have the ability to transform multiple concession locations in a timeframe of 24 to 48 hours. Once we are awarded a concession contract, we begin a staged process that culminates on the evening prior to our first day of operations. First, our crewmembers plan the design of the locations and order all necessary supplies and equipment for the new concepts. Next, we close the existing concession locations on the final night of operations for the previous tenant(s). Overnight we transform the locations with new signage, paint, carpeting, furniture and lighting. The next morning the re-concepted concession locations are open and fully operational. Our overnight transition process ensures that the locations are not closed for an extensive period, which is beneficial to our concession contract counter-parties who want to maintain concession options for travelers and the look and feel of a fully functioning terminal. For concession locations where we intend to further transform the space, we are able to continue to build out the location while minimizing the need to close the location during the transition phase.

In addition, we have repeatedly demonstrated our ability to construct our concessions in accordance with the presentation renderings and to finish on schedule.

Menu development

Menu development for our concession locations begins with our head concept chef and his culinary team. In developing the F&B programs at our restaurants and bars, we often engage with renowned local, national and international chefs, including Michelin-starred chefs, James Beard award winners and Iron Chefs, who help provide their signature take on their favorite cuisines. Our menus offer culturally inspired, authentic options, similar to those our customers would find in the highest quality “street” restaurants. In designing our menus, we are inspired by our airport terminal’s city and region and interpret their rich culinary traditions for our customers.

Operations

Operating hours

Our concession locations provide service for all day-parts, which include breakfast, lunch, dinner and late night. In addition, we tailor our operating hours to match the flight schedule in our terminals, which means we are open at least 60 minutes before the first flight of the day and we only close locations once the last flight of the day departs from the nearby gates, even if it is delayed. This flexibility in operating hours distinguishes us from our competitors, who generally have set operating schedules. We are able to drive additional revenue from opening earlier and closing later and our customers are able to have a great meal and a drink even if their flight is delayed.

Staffing

Whenever we take over an entire concession program from a prior operation, we immediately increase the number of crewmembers relative to the prior operator, which increases RPE and customer satisfaction. We also employ a minimum manning staffing model that ensures that we always have a sufficient number of crewmembers on duty to serve our customers.

Training and Development

We strive to maintain quality and consistency in each of our concession locations through the careful training and supervision of our crewmembers. We have established and adhere to high standards for personnel performance, food and beverage preparation and the maintenance of our concession locations. We have developed a formal training program called “Discovery School” for our crewmembers, including our supervisors and managers, and conduct careful evaluations to ensure that training is carried out effectively and that training goals are met. Discovery School is a required program to help ensure that our crewmembers are able to meet our high standards. The training program is divided into three segments: (i) restaurant training; (ii) quick service training; and (iii) store training. Each crewmember completes training according to his position at the concession location. Discovery School includes classroom lectures, role playing and demonstrations. We have also begun qualifying our crewmembers for their position by passing a series of tests.

We require our concession location managers to complete additional training program that includes organizational skills, customer relations and management responsibilities. We place a high priority on our continuing development programs for managers in order to ensure that qualified managers are available for our future concession locations.

We believe that every crewmember that performs well deserves a cash bonus, and that our bonus structure incentivizes our crewmembers to provide exceptional service necessary to deliver the OTG Experience. Bonuses are set on key performance indicators and metrics at the beginning of each year and measured on a quarterly basis.

Tablet Platform

Our tablet program allows travelers to use an iPad for free at speeds in the airport that will often be faster than what is available on their personal devices to order food and drinks, check e-mail, flight status and social media, surf the web and shop using our “2U” application.

2U

Our 2U application allows our customers to order F&B and N&G items from our tablets, for delivery to their seat by our crewmembers. In addition to meals, typical items available for purchase are travel accessories and electronics.

Advertising and marketing

In many of our terminals, we derive revenue from the sale of advertising space on and other marketing programs utilizing our tablets. These include screensavers and banner advertisements in our restaurant ordering application and on electronic receipts, as well as co-marketing programs with business partners, such as hotels and car rental companies. We are currently in the process of contracting with additional advertising clients. We often target business related to the travel industry.

Gaming and entertainment

We are currently developing a variety of games, such as casino style games, electronic lottery, monetized social gaming and games of skill. We intend to offer sweepstakes games with instant rewards, such as free food, free beverages, as well as bigger rewards such as flight upgrades, free miles or a vacation package in conjunction with our airline partners. We believe additional future revenues will be generated by increased sales of products and services associated with game play, in-application purchases and in-application advertising. We are continuously looking to develop additional revenue-generating entertainment content for our customers.

Purchasing and Suppliers

We insist that all ingredients and supplies utilized and products sold in our concession locations satisfy our grade and quality standards. We have a purchasing and supply chain department that supports subsidiary operations and corporate departments in the procurement of and contracting for all F&B, N&G products and services at the local, regional and national levels. This department also assists in the procurement of materials related to new unit construction, including furniture, fixtures and millwork. Additionally, we operate an equipment dealership for foodservice equipment and smallwares, which results in cost savings in the procurement process.

We are committed to seeking out and working with best-in-class suppliers and distribution networks and our distribution and manufacturer partners number in the thousands. For fresh products, we seek to contract with local producers and distributors to ensure that we receive daily the freshest food possible. We also have relationships with certain manufacturers that deliver products directly to our concession locations. Our supplier relationships are crucial to our business success and are built directly with a long-term strategy in mind, which provide us with scale to grow.

Information Systems

Concession locations where tablets are deployed use our proprietary flo™ system in place of a traditional point-of-sale (“POS”) system, which puts the customer in full control of their ordering and checkout process. flo™ is a data-driven order-to-fulfillment platform. By putting devices (such as iPads and iPhones) within its ecosystem, devices can participate in various roles to display information. In front of a customer, a tablet may, for instance, present a custom menu (e.g., vegetarian) based on prior experiences with the customer. In front of a chef, tickets can be prioritized based off timing of order, or if certain orders have a higher urgency due to an impending flight departure. In front of a manager, top level visibility is available to see the status of all orders, what is happening with table level details, and other data.

Data within flo™ is presented in real-time. Unlike traditional POS systems, where data is delayed making the identification of negative trends more difficult, flo™ provides immediate trend information allowing us to correct problems more quickly.

Intellectual Property

As of December 31, 2015, we owned 82 trademarks and service marks registered with the U.S. Patent and Trademark Office, such as the “An OTG Experience,” “OTG Desire” and “CIBO Express,” and we have an additional 92 pending applications. We have been issued one U.S. patent, have two U.S. provisional patent applications pending, three U.S. non-provisional applications pending, three international patent applications pending, and are actively pursuing patents on a number of additional innovations both domestically and internationally. We also develop various trade secret operating systems and methods. Finally, we have registered multiple Internet domain names, including www.anotgexperience.com. The reference to our website is an inactive textual reference only, the information that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our Class A common stock.

We believe that our intellectual property rights are important to our success and our competitive position, and, therefore, we devote resources to the protection of our trademarks and other intellectual property.

Customers

OTG’s customers are comprised of two distinct groups. The first group includes airlines, such as United, Delta and JetBlue, airport operators and concession program managers, and increasingly other commercial enterprises seeking to leverage the power of our tablet platform (all of which we refer to as business partners). These other commercial enterprises include car rental companies, hotel chains and online shopping sites. The second group consists of the airport users, which include passengers, airline and airport employees.

Competition

The airport concession industry is highly competitive. We compete primarily with concession program companies, such as HMSHost Corporation, SSP Group and Hudson Group, as well as other regional and local concessionaires. Many of these concession program companies compete with us for concession program contracts, both on an individual concession location basis, and on an entire terminal basis. Many of our concession program company competitors have significantly greater financial, marketing, personnel and other resources than we do, and operate brands that have greater regional or national recognition than our proprietary concession location concepts. Our concession program company competitors may also be better established in markets in which we have targeted for expansion.

We have begun to compete with concession program developers, such as Westfield Corporation, Marketplace Development and AirMall, for contracts to develop entire terminal concession programs. Our concession program developer competitors include companies of varying sizes, many of which have greater financial resources, longer operating histories and longer relationships with airports and city and municipal governments than we do.

In addition, in certain circumstances, we might face some limited competition from airlines operating first-class and similar lounges at our terminals.

Crewmembers

We believe that one of the factors differentiating us from our competitors is the high-quality service provided to our customers by our employees, whom we refer to as crewmembers. Our crewmembers play a vital role in the OTG Experience. As of December 31, 2015, we had approximately 4,400 crewmembers, of whom approximately 519 were salaried personnel. The remainder were hourly crewmembers. In addition, approximately 3,400 are represented for collective bargaining purposes by 3 unions.

Seasonality

Since we derive substantially all of our revenues from air travelers, our revenues are typically correlated with the demand for air travel, which peaks during the summer and holiday season. Revenues during these periods tend to be greater than during the first quarter and September and October. General economic conditions, fears of terrorism or war, labor actions, weather, natural disasters, outbreaks of disease, and other factors could impact this seasonal pattern. Accordingly, the results of operations for any interim period are not necessarily indicative of those for the entire year. See “Risk Factors—Risks Related to Our Business—Our quarterly operating results may fluctuate significantly due to certain factors, some of which are beyond our control.”

Government Regulation

We are subject to extensive federal, state and local government regulations, including those relating to, among others, public health and safety, zoning and fire codes. Failure to obtain or retain food service, health permit or other licenses and approvals would adversely affect our operations. Although we have not experienced and do not anticipate any significant problems in obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening, or adversely impact the viability, of our operations.

We and our suppliers are also subject to the United States Food and Drug Administration’s Food Safety Modernization Act, which could subject us to food recalls. See “Risk Factors— Risks Related to Our Business—Our business is subject to various laws and regulations and changes in such laws and regulations, or failure to comply with existing or future laws and regulations, could adversely affect us.”

We are also subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act and various federal and state laws governing such matters as minimum wages, overtime, unemployment tax rates, workers’ compensation rates, citizenship requirements and other working conditions. We are also subject to the Americans With Disabilities Act, which prohibits discrimination on the basis of disability in public accommodations and employment, which may require us to design or modify our concession locations to make reasonable accommodations for disabled persons.

Many RFPs require us to meet or use good faith efforts to meet minimum Airport Concession Disadvantaged Business Enterprise (“ACDBE”) participation requirements and, as a prime concession operator, we are also often required to meet contract-specific ACDBE participation goals provided for in our concession contracts. The Department of Transportation's (“DOT”) Disadvantaged Business Enterprise program is implemented by recipients of DOT Federal Financial Assistance, including airport agencies that receive federal funding. The ACDBE program is administered by the FAA, state and local ACDBE certifying agencies and the individual airports. The ACDBE program is designed to help ensure that small firms owned and controlled by socially and economically disadvantaged individuals (generally presumed to be women and minority group members) can compete for airport contracting and concession opportunities in domestic passenger service airports. The ACDBE regulations require that airport recipients establish annual ACDBE participation goals, review the scope of anticipated large prime contracts throughout the year, and establish contract-specific ACDBE participation goals. We generally meet the contract specific goals by subcontracting with certified ACDBE firms for the operations of concessions or concession spaces, entering into joint venture arrangements with certified ACDBE firms for the operation of concession or concession spaces or, in some cases, purchasing goods or services from certified ACDBE firms. In some cases, and within limits recommended by the FAA, we may loan money to ACDBEs in connection with concession contracts in order to help the ACDBE fund its initial capital investment in a concession opportunity. The rules and regulations governing the certification and counting of ACDBE participation in airport concession contracts are complex and ensuring ongoing compliance is costly and time consuming. If we fail to meet or use good faith efforts to meet ACDBE requirements in RFPs, our bid may be disqualified. Further, if we fail to comply with the minimum ACDBE participation requirements in our concession contracts, we may be held responsible for breach of contract, which could result in the termination of a concession contract and monetary damages. See “Risk Factors—Failure to comply with ACDBE participation goals and requirements could lead to lost business opportunities or the loss of existing business.”

We derive a portion of our net sales from the sale of alcoholic beverages. Alcoholic beverage control laws and regulations require that we obtain liquor licenses for each of our concession locations (or in certain instances, an entire terminal) where alcoholic beverages are served and consumed. Liquor licenses are issued by governmental authorities (either state, municipal or provincial, depending on the jurisdiction) and must be renewed annually. Alcoholic beverage control laws and regulations impact the operations of our concession locations in various ways relating to, the minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages, as well as the conduct of various activities on licensed premises including contests, games, and similar forms of entertainment. These laws and regulations also generally require us to supervise and control the conduct of all persons on our licensed premises and may assign liability to us for certain actions of our customers while in our concession locations. We are also subject in certain states to “dram shop” statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

Our Properties

We lease our corporate headquarters at 352 Park Avenue South, New York, New York 10010, which consists of approximately 24,400 square feet. The lease expires between 2022 and 2024. In addition, we lease offices at 10120 County Road, Clarence, New York, which consists of approximately 5,000 square feet and at 335 W. Butler Ave, Chalfont, Pennsylvania, which consists of approximately 2,550 square feet. We also rent warehouse space at 634 Frelinghuysen Avenue, Newark, New Jersey, which consists of approximately 20,000 square feet.

Legal Proceedings

From time to time we are involved in legal proceedings that arise in the ordinary course of business. We do not believe that the ultimate resolution of any current legal proceedings, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations, liquidity or capital resources.

ORGANIZATIONAL STRUCTURE

Overview

OTG EXP, Inc. is a Delaware corporation formed to serve as a holding company that will hold an interest in the LLC. OTG EXP, Inc. has not engaged in any business or other activities other than in connection with its formation and this offering. Following this offering, OTG EXP, Inc. will remain a holding company and its sole asset will be its equity interest in the LLC and will operate and control all of the business and affairs and consolidate the financial results of the LLC. Prior to the closing of this offering, the operating agreement of the LLC will be amended and restated to, among other things, modify its capital structure by replacing the membership interests currently held by our existing owners with a new class of LLC Units. We and our existing owners will also enter into an exchange agreement under which each existing owner (and certain permitted transferees thereof) may (subject to the terms of the exchange agreement) exchange their LLC Units for shares of Class A common stock of OTG EXP, Inc. on a one-for-one basis, subject to customary equitable adjustments for stock splits, stock dividends and reclassifications. To the extent such owners also hold Class B common stock, they will be required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange. Any shares of Class B common stock so delivered will be cancelled. As a holder exchanges its LLC Units, OTG EXP, Inc.’s interest in the LLC will be correspondingly increased.

The diagram below depicts our organizational structure immediately following this offering:

(1)	In connection with this offering, certain of our existing owners will receive shares of Class B common stock. The shares of Class B common stock have no economic rights but each share of our Class B common stock entitles its holder to ten votes on all matters to be voted on by stockholders generally.

Upon completion of this offering, OTG EXP, Inc. will be controlled by our Chairman, Chief Executive Officer and founder, Rick Blatstein, through his control of two of our existing owners, OTG Consolidated Holdings, Inc. and OTG Management, Inc. Upon completion of this offering, Mr. Blatstein will control approximately       % of the voting interest in OTG EXP, Inc. (or approximately       % if the underwriters exercise their option to purchase additional shares in full), primarily through his control of OTG Consolidated Holdings, Inc. and OTG Management, Inc., each of which will hold Class B common stock upon completion of this offering.

Incorporation of OTG EXP, Inc.

OTG EXP, Inc. was incorporated as a Delaware corporation on October 27, 2015. OTG EXP, Inc. has not engaged in any business or other activities except in connection with its formation and the offering. The amended and restated certificate of incorporation of OTG EXP, Inc. will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.” In addition, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

In connection with this offering, shares of Class B common stock of OTG EXP, Inc. will be issued to certain existing owners of the LLC, which provide no economic rights but entitles the holder to ten votes per share on all matters presented to stockholders of OTG EXP, Inc., as described in “Description of Capital Stock—Class B Common Stock—Voting Rights.” Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Offering Transactions

Prior to the completion of this offering, LLC Units will be allocated among our existing owners based on their percentage ownership of the LLC. Immediately prior to this offering, there were          LLC Units issued and outstanding.

OTG EXP, Inc. intends to use a portion of the net proceeds from this offering to purchase newly-issued LLC Units from the LLC at a purchase price per unit equal to the initial offering price per share of Class A common stock in this offering with the proceeds from this offering. The LLC will bear or reimburse OTG EXP, Inc. for all of the expenses of this offering, including the underwriters’ discounts and commissions. OTG EXP, Inc. will also use a portion of the net proceeds of this offering to purchase LLC Units from an affiliate of Mr. Blatstein. In connection with this offering, OTG EXP, Inc. will become the sole managing member of the LLC and, through the LLC, operate and control our business. Accordingly, although OTG EXP, Inc. will initially have a minority economic interest in the LLC, OTG EXP, Inc. will control the management of the LLC after the close of this offering.

As a result of these transactions:

•	the investors in this offering will collectively own shares of our Class A common stock and OTG EXP, Inc. will hold LLC Units;
•	our existing owners will hold LLC Units and shares of Class B common stock;
•	our Class A common stock will collectively represent approximately % of the voting power in OTG EXP, Inc.; and
•	our Class B common stock will collectively represent approximately % of the voting power in OTG EXP, Inc.

Our post-offering organizational structure will allow our existing owners to retain their equity ownership in the LLC, an entity that is classified as a partnership for United States federal income tax purposes, in the form of LLC Units. Investors in this offering will, by contrast, hold their equity ownership in OTG EXP, Inc., a Delaware corporation that is a domestic corporation for United States federal income tax purposes, in the form of shares of Class A common stock. We believe that our existing owners generally will find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for United States federal income tax purposes. Our existing owners, like OTG EXP, Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of the LLC.

Certain of our existing owners will also hold shares of Class B common stock of OTG EXP, Inc. Although these shares have no economic rights, they will allow certain of our existing owners to exercise voting power over OTG EXP, Inc., the sole managing member of the LLC, at a level that is greater than their overall equity ownership of our business. Under the amended and restated certificate of incorporation of OTG EXP, Inc., each holder of Class B common stock will be entitled to ten votes for each share of Class B common stock held by such holder on all matters presented to stockholders of OTG EXP, Inc. When our existing owners exchange LLC Units for shares of Class A common stock of OTG EXP, Inc. pursuant to the exchange agreement described below, to the extent that they hold shares of Class B common stock, they will be required to deliver an equivalent number of shares of Class B common stock. Any shares of Class B common stock so delivered will be cancelled. Accordingly, the voting power afforded to such existing owners upon an exchange of LLC Units is correspondingly reduced.

Amended and Restated Operating Agreement of the LLC

In connection with the completion of this offering, we will amend and restate the LLC’s existing operating agreement, which we refer to as the “LLC Operating Agreement.” The operations of the LLC, and the rights and obligations of the holders of LLC Units, will be set forth in the LLC Operating Agreement. The LLC Operating Agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Appointment as Manager. In connection with this offering, we will become a member and the sole managing member of the LLC. As the sole managing member, we will be able to control all of the day-to-day business affairs and decision-making of the LLC without the approval of any other member, unless otherwise stated in the LLC Operating Agreement. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of the LLC and the day-to-day management of the LLC’s business. Pursuant to the LLC Operating Agreement, we cannot, under any circumstances, be removed as the sole manager of the LLC except by our election.

Compensation. We will not be entitled to compensation for our services as manager. We will be entitled to reimbursement by the LLC for fees and expenses incurred on behalf of the LLC, including all expenses associated with this offering and maintaining our corporate existence.

Recapitalization. The LLC Operating Agreement recapitalizes the interests currently held by the existing owners of the LLC into a new single class of common membership units, the LLC Units. The LLC Operating Agreement will also reflect a split of LLC Units such that one LLC Unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock. Each LLC Unit will entitle the holder to a pro rata share of the net profits and net losses and distributions of the LLC. Holders of LLC Units will have no voting rights, except as expressly provided in the LLC Operating Agreement.

Distributions. The LLC Operating Agreement will require “tax distributions,” as that term is defined in the LLC Operating Agreement, to be made by the LLC to its “members,” as that term is defined in the LLC Operating Agreement. Tax distributions generally will be made annually to each member of the LLC, including us, pro rata in accordance with their respective percentage interests. Generally, these tax distributions will be calculated based on the amount of income allocated by the LLC to its members and an assumed tax rate that will be determined by us. The tax rate used to determine tax distributions will apply regardless of the actual final tax liability of any such member. Tax distributions will also be made only to the extent all distributions from the LLC for the relevant period were otherwise insufficient to enable each member to cover its tax liabilities as calculated in the manner described above. We expect the LLC may make distributions out of distributable cash periodically to the extent permitted by our agreements governing our indebtedness and necessary to enable us to cover our operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement, as well as to make dividend payments, if any, to the holders of our Class A common stock.

Exchange Rights. The LLC Operating Agreement provides that our existing owners (and certain permitted transferees thereof) may, pursuant to the terms of the exchange agreement described below, exchange their LLC Units for shares of Class A common stock of OTG EXP, Inc. on a one-for-one basis, subject to customary equitable adjustments for stock splits, stock dividends and reclassifications. To the extent such owners also hold

Class B common stock, they will be required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange. Any shares of Class B common stock so delivered will be cancelled. As a holder exchanges its LLC Units, OTG EXP, Inc.’s interest in the LLC will be correspondingly increased. See “—Exchange Agreement.”

Issuance of LLC Units Upon Exercise of Options or Issuance of Other Equity Compensation. Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will be required to acquire from the LLC a number of LLC Units equal to the number of shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of the LLC or its subsidiaries, we will make, or be deemed to make, a capital contribution to the LLC equal to the aggregate value of such shares of Class A common stock, and the LLC will issue to us a number of LLC Units equal to the number of shares of Class A common stock we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of the LLC or its subsidiaries, we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to the LLC (or the applicable subsidiary of the LLC) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of the LLC or its subsidiaries, on each applicable vesting date we will be deemed to have sold to the LLC (or such subsidiary) the number of vested shares at a price equal to the market price per share, the LLC (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in the LLC equal to the purchase price for such shares in exchange for an equal number of LLC Units.

Maintenance of One-To-One Ratio of Shares of Class A Common Stock and LLC Units Owned by OTG EXP, Inc. Our amended and restated certificate of incorporation and the LLC Operating Agreement will require that (i) we at all times maintain a ratio of one LLC Unit owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), and (ii) the LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us.

Transfer Restrictions. The LLC Operating Agreement generally does not permit transfers of LLC Units by members, subject to limited exceptions. Any transferee of LLC Units must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of the LLC.

Dissolution. The LLC Operating Agreement will provide that the unanimous consent of all members holding voting units will be required to voluntarily dissolve the LLC. In addition to a voluntary dissolution, the LLC will be dissolved upon a change of control transaction under certain circumstances, as well as upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (i) first, to pay the expenses of winding up the LLC; (ii) second, to pay debts and liabilities owed to creditors of the LLC, other than members; (iii) third, to pay debts and liabilities owed to members; and (iv) fourth, to the members pro-rata in accordance with their respective percentage ownership interests in the LLC (as determined based on the number of LLC Units held by a member relative to the aggregate number of all outstanding LLC Units).

Confidentiality. Each member will agree to maintain the confidentiality of the LLC’s confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation or disclosures required by law or judicial process or approved by our chief executive officer.

Indemnification and Exculpation. The LLC Operating Agreement provides for indemnification of the manager, members and officers of the LLC and their respective subsidiaries or affiliates. To the extent permitted by applicable law, the LLC will indemnify us, as its managing member, its authorized officers, its other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

We, as the managing member, and the authorized officers and other employees and agents of the LLC will not be liable to the LLC, its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, or intentional misconduct.

Amendments. The LLC Operating Agreement may be amended with the consent of the holders of a majority in voting power of the outstanding LLC Units. Notwithstanding the foregoing, no amendment to any of the provisions that expressly require the approval or action of certain members may be made without the consent of such members and no amendment to the provisions governing the authority and actions of the managing member or the dissolution of the LLC may be amended without the consent of the managing member.

Tax Receivable Agreement

The existing owners of the LLC may from time to time (subject to the terms of the exchange agreement) exercise a right to exchange the LLC Units held by such existing owner for shares of our Class A common stock on a one-for-one basis, subject to customary equitable adjustments for stock splits, stock dividends and reclassifications. In addition, in connection with this offering, an affiliate of Mr. Blatstein will transfer LLC Units to us in exchange for cash. We intend to treat such acquisitions of LLC Units as direct purchases of LLC Units from an existing owner of the LLC for U.S. federal income and other applicable tax purposes. The LLC (and each of its subsidiaries classified as a partnership for U.S. federal income tax purposes) intends to make an election under Section 754 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) effective for the tax year in which the offering occurs and maintain such election for each taxable year in which an exchange of LLC Units for Class A common stock occurs. As a result, an exchange of LLC Units will generally result in (i) an increase in our proportionate share of the existing tax basis of the assets of the LLC and (ii) an adjustment in the tax basis of the assets of the LLC reflected in that proportionate share. Any increases in our share of tax basis will have the effect of reducing the amounts that we would otherwise be obligated to pay in the future to various tax authorities. Such basis increases may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

We intend to enter into a Tax Receivable Agreement with each of the existing owners of the LLC. The Tax Receivable Agreement will provide for the payment by us to the existing owners of the LLC of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) the aforementioned increase in our proportionate share of, and adjustment in, the tax basis as a result of an exchange, (ii) any incremental increases in tax basis attributable to payments made under the Tax Receivable Agreement and (iii) any deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement (collectively, the “Basis Adjustments”). The payment obligations under the Tax Receivable Agreement are not conditioned upon any of the existing owners of the LLC maintaining a continued ownership interest in us or the LLC and the rights of the existing owners of the LLC under the Tax Receivable Agreement are assignable to transferees of its LLC Units (other than OTG EXP, Inc. as transferee pursuant to an exchange of the LLC Units). We expect to benefit from the remaining 15% of the tax benefits, if any, that we may actually realize.

For purposes of the Tax Receivable Agreement, the tax benefit deemed realized by us will generally be computed by comparing our actual cash income tax liability to the amount of such taxes that we would have been required to pay had there been no Basis Adjustments; provided that, for purposes of determining the tax benefit with respect to state and local income taxes, we will use an assumed combined tax rate of       %. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with our first taxable year in which an exchange by an existing owner of the LLC occurs. There is no maximum term for the Tax Receivable Agreement and the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless we exercise our right to terminate the Tax Receivable Agreement for an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions, including utilization of the Basis Adjustments).

The actual Basis Adjustments, as well as any amounts paid to the existing owners of the LLC under the Tax Receivable Agreement, will vary depending on a number of factors, including:

•	the timing of any future exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of the LLC at the time of each exchange;
•	the price of shares of our Class A common stock at the time of any future exchanges—the Basis Adjustments are directly related to the price of shares of our Class A common stock at the time of future exchanges;
•	the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased tax deductions as a result of the Section 754 election mentioned above will not be available to generate payments under the Tax Receivable Agreement; and
•	the amount and timing of our income—the Tax Receivable Agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized by us under the terms of the Tax Receivable Agreement. If we do not have taxable income in a particular taxable year, we generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. Nevertheless, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.

The payment obligations under the Tax Receivable Agreement are obligations of OTG EXP, Inc. and not of the LLC. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we will be required to make to the existing owners of the LLC will be substantial. Any payments made by us to the existing owners of the LLC under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to the LLC and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. We anticipate funding ordinary course payments under the Tax Receivable Agreement from cash flow from operations of the LLC and its subsidiaries, available cash and/or available borrowings under certain credit facilities.

Decisions made by us in the course of running our business, including with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by an existing owner of the LLC under the Tax Receivable Agreement. For example, the earlier a disposition of an asset occurs following an exchange or acquisition transaction will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments to the existing owners of the LLC; whereas, a disposition of an asset prior to an exchange or acquisition transaction will generally increase the tax liability of the existing owners of the LLC without giving rise to any obligations to make payments under the Tax Receivable Agreement.

The Tax Receivable Agreement provides that if (i) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, (ii) we materially breach any of our material obligations under the Tax Receivable Agreement or (iii) we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, under the Tax Receivable Agreement will accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement and, to the extent applicable, that any LLC Units that have not been exchanged are deemed exchanged for the fair market value of our Class A common stock at the time of termination.

As a result of a change in control, material breach, or our election to terminate the Tax Receivable Agreement early, (i) we could be required to make cash payments to the existing owners of the LLC that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (ii) we will be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable

Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, we will not be reimbursed for any cash payments previously made to the existing owners of the LLC pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently disallowed, in whole or in part, by the IRS or other applicable taxing authority. Instead, any excess cash payments made by us to an existing owner of the LLC will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. Nevertheless, any tax benefits initially claimed by us may not be disallowed for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. Accordingly, there may not be sufficient future cash payments from which to net against. The applicable U.S. federal income tax rules are complex, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.

Under the Tax Receivable Agreement, we are required to provide the existing owners of the LLC with a schedule setting forth the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year in which a payment obligation arises within 60 days after filing our U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of our tax advisors. Payments under the Tax Receivable Agreement will generally be made to the existing owners within three (3) business days after this schedule becomes final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate of LIBOR plus           basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at LIBOR plus           basis points until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose. “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Exchange Agreement

We will enter into an exchange agreement with the existing owners of the LLC. Under the exchange agreement, each existing owner (and certain permitted transferees thereof) may (subject to the terms of the exchange agreement) exchange their LLC Units for shares of Class A common stock of OTG EXP, Inc. on a one-for-one basis, subject to customary equitable adjustments for stock splits, stock dividends and reclassifications. To the extent such owners also hold Class B common stock, they will be required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange. Any shares of Class B common stock so delivered will be cancelled. As a holder exchanges its LLC Units, OTG EXP, Inc.’s interest in the LLC will be correspondingly increased.

Stockholder Agreement

We intend to enter into a Stockholders Agreement with our Chairman, Chief Executive Officer and founder, Rick Blatstein, and certain of his affiliates (together, the “Stockholders Group”), pursuant to which the Stockholders Group will be entitled to nominate for election a majority of our board of directors and exercise veto rights over certain corporate actions, so long as the Stockholders Group continues to hold an aggregate of over    % of the combined voting power of OTG EXP, Inc.

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement with certain of our existing owners in connection with this offering. The Registration Rights Agreement will provide such existing owners certain registration rights whereby, following our initial public offering and the expiration of any related lock-up period, such existing owners can require us to register under the Securities Act shares of Class A common stock issuable to them upon exchange of their LLC Units. The Registration Rights Agreement will also provide for piggyback registration rights for certain of our existing owners.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information as to persons who serve as our directors, executive officers or other key executives. Biographical information for each of the directors and officers can be found below. We expect to have          individuals serve as our directors, of whom          are currently serving. Prior to this offering, we expect that additional directors will be appointed to our board of directors, including one or more directors who are independent in accordance with the criteria established by NASDAQ for independent board members.

Name	Age	Position
Eric J. Blatstein	56	Chairman of the Board, Chief Executive Officer and Founder
Brian Britton(1)	48	President
Joseph G. Ozalas	58	Executive Vice President and Chief Financial Officer
Christopher Redd	46	Executive Vice President, General Counsel and Secretary
(1)	To begin service prior to consumation of this offering.

Eric J. Blatstein. Eric J. Blatstein is the Chairman of our board of directors, Chief Executive Officer and Founder. Having established more than 220 locations, across 10 airports in North America, Mr. Blatstein has overseen the growth of our company that he initially formed in 1996 with locations at Philadelphia International Airport. Mr. Blatstein has over 30 years’ experience in the restaurant and hospitality sectors. We believe Mr. Blatstein’s extensive experience in the restaurant and hospitality sectors and his role as our founder qualifies him to serve as Chairman of our board of directors.

Brian Britton. Brian Britton joined OTG as its President in 2015, and will begin service prior to consummation of this offering. Prior to joining OTG, Mr. Britton served as Executive Vice President and Chief Operating Officer at Levy Restaurants, a division of Compass Group, since December 2013, where he led the Sports and Entertainment division, managing ten restaurants and 140 sports and entertainment venues with food, beverage, concessions and retail shops. Prior to his employment with Levy Restaurants, Mr. Britton served in several roles at The Walt Disney Company. From 2009 to 2013, he served as Vice President, Global Park Operations and Initiatives and from 2007 to 2009, he served as Vice President, Labor Operations, Operations Strategy and Operations Support. Prior to that, from 1999 to 2007 Mr. Britton served in leadership roles at several Disney theme parks, resort properties, and entertainment complexes. He received his Bachelor of Science degree in Systems Engineering from the United States Naval Academy in 1989 and his Master’s Degree from Harvard Business School in 1999.

Joseph G. Ozalas. Joe Ozalas joined OTG as its Chief Financial Officer in 2004. He is responsible for the financial management of the Company, including accounting, finance and risk management. Mr. Ozalas has over 30 years of experience, having held senior financial management positions in the telecom, publishing and retail industries. Prior to joining us, Mr. Ozalas served as chief financial officer and chief operations officer of Firehook Bakery & Coffee House from 2001 to 2004, and prior to that was the chief financial officer of The Governance Institute from 2000 to 2001 and the chief financial officer and chief operations officer of Thompson Publishing Group from 1987 to 2000. He received his Bachelor of Business Administration degree in Accounting from Temple University in 1979.

Christopher Redd. Christopher Redd joined OTG as its General Counsel in 2007. He is responsible for managing the legal affairs of the Company. Mr. Redd oversees a legal department responsible for corporate structure and entity organization, contracts and contract negotiations, financing transaction documentation, franchising, intellectual property licensing, other business licensing (including liquor, gaming and health), litigation management and compliance with various local, state and federal regulations. Prior to joining OTG, Mr. Redd was a partner in the Philadelphia office of Duane Morris LLP from 2003 to 2007, and associate from 1998 to 2002. Mr. Redd received his Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1991 and his Juris Doctor degree from the Dickinson School of Law at Pennsylvania State University in 1994.

Board Composition

The board of directors of OTG EXP, Inc. will initially consist of          directors. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors may be filled by resolution of our board of directors. Upon the completion of this offering, our board of directors will be divided into three classes, each serving staggered, three-year terms:

•	our Class I directors will be and , and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;
•	our Class II directors will be and , and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and
•	our Class III directors will be and , and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

Controlled Company Status

For purposes of the corporate governance rules of NASDAQ, we expect to be a “controlled company” upon completion of this offering. Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Rick Blatstein, through his control of OTG Consolidated Holdings, Inc. and OTG Management, Inc. will beneficially own more than 50% of the combined voting power of OTG EXP, Inc. upon completion of this offering. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements of NASDAQ. Specifically, as a “controlled company,” we would not be required to have (i) a majority of independent directors, (ii) a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (iii) a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or (iv) an annual performance evaluation of the nominating and governance and compensation committees. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the applicable corporate governance rules of NASDAQ.

Board Committees

Audit Committee

The Audit Committee is responsible for, among other matters: (i) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (ii) discussing with our independent registered public accounting firm their independence from management; (iii) reviewing with our independent registered public accounting firm the scope and results of their audit; (iv) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (v) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual consolidated financial statements that we file with the SEC; (vi) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (vii) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (viii) reviewing and approving related person transactions.

Upon completion of this offering, our Audit Committee will consist of    ,    and    . The SEC rules and NASDAQ rules require us to have one independent Audit Committee member upon the listing of our Class A common stock on NASDAQ, a majority of independent directors on the Audit Committee within 90 days of the date of this prospectus and all independent Audit Committee members within one year of the date of this prospectus. Our board of directors has affirmatively determined that    and     meet the definition of “independent directors” for purposes of serving on an Audit Committee under applicable SEC and NASDAQ rules, and we intend to comply with these independence requirements within the time periods specified. In addition, will qualify as our “audit committee financial expert,” as such term is defined under SEC rules.

Our board of directors will adopt a new written charter for the Audit Committee, which will be available on our corporate website at www.anotgexperience.com upon the completion of this offering. The information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

Compensation Committee

The Compensation Committee will be responsible for, among other matters: (i) reviewing key employee compensation goals, policies, plans and programs; (ii) reviewing the compensation of our directors, chief executive officer and other executive officers and making recommendations to our board of directors; (iii) reviewing employment agreements and other similar arrangements between us and our executive officers; and (iv) administering our stock plans and other incentive compensation plans.

Upon completion of this offering, our Compensation Committee will consist of          ,           and          .

Our board of directors will adopt a new written charter for the Compensation Committee, which will be available on our corporate website at www.anotgexperience.com upon the completion of this offering. The information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be responsible for, among other matters: (i) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (ii) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (iii) identifying best practices and recommending corporate governance principles; and (iv) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

Upon completion of this offering, our Nominating and Corporate Governance Committee will consist of    ,    and    .

Our board of directors will adopt a written charter for the Nominating and Corporate Governance Committee, which will be available on our corporate website at www.anotgexperience.com upon the completion of this offering. The information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. The board of directors focuses on our general risk management strategy and the most significant risks facing us, and ensures that appropriate risk mitigation strategies are implemented by management. The board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Following the completion of this offering, our board of directors will delegate to the Audit Committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors effective upon the completion of this offering. At that time, our code of business conduct and ethics will be available on our website at www.anotgexperience.com. We intend to disclose future amendments to certain provisions of our code of business conduct, or waivers of certain provisions as they relate to our directors and executive officers, at the same location on our website or otherwise as required by applicable law. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

Matters Relating to Our Founder

Prior to founding OTG, our founder, Rick Blatstein, owned and operated a number of non-airport restaurants in the Philadelphia area. Due to the closure of one of his restaurants, the landlord for the property pursued legal action against Mr. Blatstein and, in 1992, obtained a judgment against him personally and against one of his companies. No action was taken with respect to the judgment after Mr. Blatstein believed he had entered into an agreement with the landlord for the personal judgment against him to be removed. However, subsequent collection efforts by the landlord ultimately resulted in Mr. Blatstein declaring bankruptcy in 1996. Following multiple court proceedings and notwithstanding the lower courts’ findings to the contrary, certain transfers by Mr. Blatstein of his personal earnings to his wife were determined by an appellate court to constitute fraudulent transfers as a matter of law under the applicable statute because, regardless of whether he was shielding assets from one creditor in order to pay all creditors, he had the intent to hinder or delay the collection efforts of a creditor. Ultimately, the matter was settled in 1999 and Mr. Blatstein paid all of his obligations in full. The bankruptcy cases were closed in 2004. OTG was not involved in any of these proceedings.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation earned by our chief executive officer and our two other most highly compensated executive officers, who we refer to as our named executive officers, during our fiscal years ended December 28, 2014 and December 27, 2015.

Name and principal position	Year	Salary ($)	Bonus ($)	Non-equity incentive plan compensation(1)	All other compensation ($)(2)		Total compensation ($)
Eric J. Blatstein (Chief Executive Officer)(3)	2014	60,000	—	—	3,811,000	(4)(5)	3,871,000
	2015	60,000	—	—	3,156,850		3,216,850
Christopher J. Redd (General Counsel)	2014	400,000	__	160,000	22,039		582,039
	2015	400,000	200,000	—	17,565		617,565
Joseph G. Ozalas (Chief Financial Officer)	2014	400,000	__	160,000	16,685		576,685
	2015	400,000	200,000	—	15,640		615,641

(1)	Non-equity incentive plan compensation was earned, in each case, for the performance period for which it is reported; however such compensation is paid in equal installments during calendar year following the year in which it was earned. Please see the section entitled “—OTG Leadership Incentive Program—2014 and 2015” for additional information.
(2)	Amounts reported in this column include, for 2014 (i) employer matching contributions in our 401(k) defined contribution retirement plan in the amount of $9,432 for Mr. Redd and $7,878 for Mr. Ozalas and (ii) medical and dental insurance premiums in the amount of $12,607 for Mr. Redd and $8,807 for Mr. Ozalas. For 2015, amounts reported in this column include (i) employer matching contributions in our 401(k) defined contribution retirement plan in the amount of $9,305 for Mr. Redd and $8,169 for Mr. Ozalas and (ii) medical and dental insurance premiums in the amount of $8,261 for Mr. Redd and $7,471 for Mr. Ozalas.
(3)	Mr. Blatstein also serves as a director of the Company but did not receive any compensation for his role as a director in 2014 or 2015.
(4)	The LLC paid service fees to OTG Management, Inc., an entity wholly-owned by Mr. Blatstein, in the amount of $3,811,000 and $3,156,850 for 2014 and 2015, respectively. OTG Management, Inc. subsequently distributed this amount to Mr. Blatstein. Such amounts included a tax gross up in the amount of $561,000 and $901,000 for 2014 and 2015, respectively, to compensate Mr. Blatstein for taxes owed on the distribution from OTG Management, Inc. For additional information, please see the section entitled “Certain Relationships and Related Party Transactions.”
(5)	Amounts include perquisites in the amount of $60,000 per year for reimbursement related to the use of Mr. Blatstein’s home office and, with respect to company-provided automobile insurance, $1,997 for 2014 and $5,850 for 2015.

Narrative Disclosure to Summary Compensation Table

The following describes material features of the compensation disclosed in the Summary Compensation Table. Each of our named executive officers are paid an annual base salary as determined by the compensation committee of the board of managers of the LLC and are eligible to participate in our annual bonus plan, which is described in detail below. None of our named executive officers were party to an employment agreement during 2014 or 2015.

OTG Leadership Incentive Program—2014 and 2015

The OTG Leadership Incentive Program, which we refer to as the Incentive Program, is an annual incentive plan that provides a select group of our employees, including our named executive officers, with the opportunity to earn a cash bonus generally based 50% on satisfaction of pre-established EBITDA targets and 50% based on individual performance. The maximum bonus amount payable under the Incentive Program was, for 2014 and 2015, 40% and 50%, respectively, of such employee’s annual base salary. All amounts earned under the Incentive Program are paid in the year following the applicable performance year. Payments are made in installments over 20 pay periods following the release of our prior year financial performance, which occurs in the first quarter of the following year.

Each of Messrs. Redd and Ozalas was eligible to receive a maximum bonus under the Incentive Program equal to 40% and 50%, respectively, of such executive officer’s annual base salary for 2014 and 2015. Such bonus based solely on pre-established EBITDA targets, and is paid at maximum (e.g., 40%) if such target is met in full, and paid a proportionate amount less than maximum based on the percentage of target achieved. For the performance periods ended on each of December 31, 2014 and December 31, 2015, the company achieved the EBITDA target in full, and our named executive officers received their maximum bonus amount.

Outstanding Equity Awards at Fiscal Year End

None of our named executive officers held outstanding equity awards as of December 31, 2015.

Potential Payments Upon Termination or Change in Control

We do not have any plans, programs, policies or agreements with our named executive officers that provide for payments upon termination, retirement or in connection with a change in control of the company.

Restrictive Covenant Agreements

Messrs. Redd and Ozalas are each a party to an Agreement Regarding Post-Employment Competition, which provides for two-year post-termination non-competition and non-solicitation of employees and customers covenants. Messrs. Redd and Ozalas were each given fully-vested shares as consideration for entering into the agreement. The agreement does not provide for payment of any compensation or any other benefits following a termination of employment.

Director Compensation

Mr. Blatstein is currently our only director. He does not receive any additional compensation for his services as a director. In connection with this offering, we intend to implement a director compensation program for our non-executive directors.

2015 Omnibus Incentive Plan

We expect to implement the OTG 2015 Omnibus Incentive Plan in connection with this offering. The terms of the plan have not yet been determined. This prospectus will be updated to include a summary of the plan once the terms are finalized.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above in the section entitled “Executive Compensation,” this section describes transactions, or series of related transactions, to which we were a party or will be a party prior to completion of this offering, in which:

•	the amount involved exceeded or will exceed $120,000; and
•	any of our directors, executive officers or beneficial owners of more than 5% of any class of our capital stock, or any members of the immediate family of and any entity affiliated with any such person, had or will have a direct or indirect material interest.

Amended and Restated Operating Agreement

In connection with the completion of this offering, we will amend and restate the LLC Operating Agreement. The operations of the LLC, and the rights and obligations of the holders of LLC Units, will be set forth in the LLC Operating Agreement. See “Organizational Structure—Amended and Restated Operating Agreement of the LLC.”

Exchange Agreement

We will enter into an exchange agreement with the existing owners of the LLC. Under the exchange agreement, each existing owner (and certain permitted transferees thereof) may (subject to the terms of the exchange agreement), exchange their LLC Units for shares of Class A common stock of OTG EXP, Inc. on a one-for-one basis, subject to customary equitable adjustments for stock splits, stock dividends and reclassifications. To the extent such owners also hold Class B common stock, they will be required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange. Any shares of Class B common stock so delivered will be cancelled. As a holder exchanges its LLC Units, OTG EXP, Inc.’s interest in the LLC will be correspondingly increased. See “Organizational Structure—Exchange Agreement.”

Management Services Agreement

We maintain a management services agreement with our affiliate, OTG Management, Inc., a wholly-owned subsidiary of our founder, Rick Blatstein. Pursuant to the management services agreement, OTG Management, Inc. provides us with certain management services. The agreement provides that OTG Management, Inc. is entitled to service fees in an amount determined from time to time by mutual agreement but in a minimum amount of $2 million per annum, plus incremental services fees and an amount with respect to tax distributions based on us achieving certain financial targets. Under the agreement, we paid OTG Management, Inc. approximately $2.3 million for the thirty-nine weeks ended September 27, 2015 and approximately $3.9 million, $2.6 million and $4.0 million during fiscal 2014, 2013 and 2012, respectively. This agreement will terminate prior to this offering.

Loans

As of September 27, 2015, approximately $0.5 million was due to the LLC by OTG Management Inc., an entity wholly-owned by our founder, Rick Blatstein, in connection with a noninterest bearing note receivable, which is due on demand. The amount due under the note receivable will be extinguished prior to this offering.

Stockholder Agreement

We intend to enter into a Stockholders Agreement with the Stockholders Group, pursuant to which the Stockholders Group will be entitled to nominate for election a majority of our board of directors and exercise veto rights over certain corporate actions, so long as the Stockholders Group continues to hold an aggregate of over    % of the combined voting power of OTG EXP, Inc.

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement with certain of our existing owners in connection with this offering. The Registration Rights Agreement will provide such existing owners certain registration rights whereby, following our initial public offering and the expiration of any related lock-up period, such existing owners can require us to register under the Securities Act shares of Class A common stock issuable to them upon exchange of their LLC Units. The Registration Rights Agreement will also provide for piggyback registration rights for certain of our existing owners.

Tax Receivable Agreement

We intend to enter into a Tax Receivable Agreement with certain of our existing owners that will provide for the payment from time to time by OTG EXP, Inc. to such persons of 85% of the amount of the benefits, if any, that OTG EXP, Inc. realizes or under certain circumstances is deemed to realize as a result of (i) the increase in our proportionate share of the existing tax basis of the assets of the LLC and an adjustment in the tax basis of the assets of the LLC reflected in that proportionate share as a result of any exchanges of LLC Units held by an existing owner of the LLC for shares of our Class A common stock, including as a result of any purchases of LLC Units in connection with this offering and as described under “Organizational Structure—Exchange Agreement” and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. These payment obligations are obligations of OTG EXP, Inc. and not of the LLC. See “Organizational Structure—Tax Receivable Agreement.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Policies and Procedures With Respect to Related Party Transactions

Prior to the completion of this offering, we intend to adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated to be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock for:

•	each beneficial owner of more than 5% of any class of our outstanding shares;
•	each of our named executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

As described in “Organizational Structure” and “Certain Relationships and Related Party Transactions,” our existing owners will be entitled to have their LLC Units exchanged for Class A common stock on a one-for-one basis. In connection with this offering, we will issue to certain of our existing owners one share of Class B common stock for each LLC Unit such persons own. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LLC Units each such existing owner will own immediately prior to and after this offering. See “Organizational Structure.”

Beneficial ownership is determined in accordance with SEC rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise indicated, the address for each of our principal stockholders is c/o OTG EXP, Inc., at 352 Park Avenue South, 10th Floor, New York, New York 10010.

Name	Prior to this offering					After this offering
	Shares of Class A Common Stock Beneficially Owned		Shares of Class B Common Stock Beneficially Owned		Total Voting Power Beneficially Owned	Shares of Class A Common Stock Beneficially Owned		Shares of Class B Common Stock Beneficially Owned		Total Voting Power Beneficially Owned
	Number	Percentage	Number	Percentage		Number	Percentage	Number	Percentage
Principal Stockholders:
OTG Consolidated Holdings, Inc.
OTG Management, Inc.
Named Executive Officers and Directors:
Eric J. Blatstein
Joseph G. Ozalas
Christopher Redd
Executive Officers and Directors as a Group ( individuals)

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws that will be in effect upon consummation of this offering. We refer you to the form of our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

Upon completion of this offering, our authorized capital stock will consist of       shares of Class A common stock, par value $0.01 per share,       shares of Class B common stock, par value $0.01 per share, and       shares of preferred stock.

Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Class A Common Stock

Voting Rights

Holders of shares of Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights

Subject to the rights of the holders of any preferred stock that may be outstanding and any contractual or statutory restrictions, holders of our Class A common stock are entitled to receive equally and ratably, share for share, dividends as may be declared by our board of directors out of funds legally available to pay dividends. Dividends upon our Class A common stock may be declared by the board of directors at any regular or special meeting, and may be paid in cash, in property, or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the board of directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property, or for any proper purpose, and the board of directors may modify or abolish any such reserve.

Liquidation Rights

Upon liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters

The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, will be fully paid and non–assessable.

Class B Common Stock

Voting Rights

Holders of shares of Class B common stock are entitled to ten votes per share held on all matters to be voted upon by stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

No Dividend or Liquidation Rights

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of OTG EXP, Inc.

Exchange for Class A Common Stock

Pursuant to the Exchange Agreement, our existing owners may from time to time after the consummation of this offering, exchange their LLC Units for shares of Class A common stock on a one-for-one basis, subject to customary equitable adjustments for stock splits, stock dividends and reclassifications. To the extent such owners also hold Class B common stock, they will be required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange. Any shares of Class B common stock so delivered will be cancelled. See “Organizational Structure—Exchange Agreement.”

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series which our board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;
•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•	the dates at which dividends, if any, will be payable;
•	the redemption rights and price or prices, if any, for shares of the series;
•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding—up of the affairs of our company, or upon any distribution of assets of our company;
•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•	the preferences and special rights, if any, of the series and the qualifications and restrictions, if any, of the series;
•	the voting rights, if any, of the holders of the series; and
•	such other rights, powers and preferences with respect to the series as our board of directors may deem advisable.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of NASDAQ, which would apply if and for so long as our Class A common stock is listed on NASDAQ, require stockholder approval of certain issuances (other than certain public offerings) equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock, as well as for certain issuances of stock in compensatory transactions. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved Class A common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Anti–Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws, may have an anti–takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of our stockholders may be called at any time only by the chief executive officer or the board of directors.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided by our certificate of incorporation. Our certificate of incorporation will precludes stockholder action by written consent.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Removal of Directors; Vacancies

Our certificate of incorporation provides that directors may be removed with cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors. In addition, our bylaws provide that any newly–created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Delaware Anti—Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (i) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder; (ii) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans); or (iii) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under our certificate of incorporation, we will opt out of Section 203 of the DGCL, and will therefore not be subject to Section 203.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the DGCL, and our bylaws will provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers.

Choice of Forum

Our certificate of incorporation requires, to the fullest extent permitted by law that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

We have applied for listing of our Class A common stock on NASDAQ under the trading symbol “OTG.”

DESCRIPTION OF INDEBTEDNESS

New Credit Facility

We expect to enter into a new senior secured credit facility (the “New Credit Facility”) with Morgan Stanley Senior Funding, Inc., Credit Suisse AG, Credit Suisse Securities (USA) LLC and certain other lenders (collectively, the “Lead Arrangers”), consisting of a $200 million term loan facility (the “New Term Loan Facility”) and a $125 million revolving loan facility (the “New Revolving Facility”), the proceeds of which are expected to be available at substantially the same time as the proceeds from this offering. The New Revolving Facility may be increased to $200 million if we achieve certain performance metrics. Each of the New Term Loan Facility and the New Revolving Facility will mature five years after the closing date of the New Credit Facility.

We expect that the New Credit Facility will provide us with the option to raise incremental credit facilities (including an incremental facility that will provide us the option to increase the amount available under the New Credit Facility or additional term loan facilities or revolving facilities by an aggregate amount of up to $60 million, plus an additional $75 million that we may choose to reallocate from the New Revolving Facility) and extend the maturity date of the New Term Loan Facility and the New Revolving Facility, subject to certain limitations.

The obligations under the New Credit Facility will be guaranteed by each of our wholly-owned domestic subsidiaries other than certain excluded subsidiaries.

Certain covenants and events of default

The New Credit Facility will contain a number of negative covenants and events of default. Such covenants, among other things, limit or restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness and make guarantees;
•	incur liens on assets;
•	engage in mergers or consolidations or fundamental changes;
•	sell assets;
•	pay dividends and distributions or repurchase capital stock;
•	make investments, loans and advances, including acquisitions; and
•	engage in certain transactions with affiliates.

Under the New Credit Facility, the LLC will be able to pay tax distributions in an amount equal to the product of (1) the highest combined tax rate applicable to any direct or indirect holder of equity interests in the LLC and (2) the taxable income of the LLC and its subsidiaries (calculated without regard to any adjustments under Section 734 or 743 of the Code), as determined on a quarterly basis or such more frequent basis as any such Taxes would be required to be paid for any taxable period, subject to certain limitations.

The New Credit Facility will also contain certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the New Credit Facility will be entitled to take various actions, including the acceleration of amounts due under the New Credit Facility and all actions permitted to be taken by a secured creditor.

Existing Credit Facility and Note Purchase Agreement

For a description of our Existing Credit Facility and outstanding notes issued pursuant to the note purchase agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability for future sales of shares, will have on the market price of our Class A common stock prevailing from time to time. The sale of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A common stock.

Upon consummation of this offering, we will have outstanding       shares of Class A common stock (or up to       shares of Class A common stock if the underwriters exercise their option to purchase additional shares). The shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any Class A common stock held by our “affiliates,” as defined in Rule 144, which would be subject to the limitations and restrictions described below.

In addition, pursuant to the Exchange Agreement, our existing owners may from time to time after the consummation of this offering, exchange their LLC Units for shares of Class A common stock on a one-for-one basis, subject to customary equitable adjustments for stock splits, stock dividends and reclassifications. To the extent such owners also hold Class B common stock, they will be required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange. Any shares of Class B common stock so delivered will be cancelled. Upon consummation of this offering, the existing owners of the LLC (other than OTG EXP, Inc.) will hold       LLC Units, all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into one or more registration rights agreements with certain of our existing owners that will require us to register these shares of Class A common stock, subject to certain conditions. See “—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Under the terms of the operating agreement of the LLC, all of the LLC Units received by the existing members of the LLC in connection with this offering will be subject to restrictions on disposition.

In addition,       shares of Class A common stock may be granted under our 2015 Omnibus Incentive Plan. See “Executive Compensation—2015 Omnibus Incentive Plan.” We intend to file one or more registration statements on Form S-8 under the Securities Act to register Class A common stock issued or reserved for issuance under our incentive plan. Any Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described below.

Registration Rights

We intend to enter into a Registration Rights Agreement with certain of our existing owners in connection with this offering. The Registration Rights Agreement will provide such existing owners certain registration rights whereby, following our initial public offering and the expiration of any related lock-up period, such existing owners can require us to register under the Securities Act shares of Class A common stock issuable to them upon exchange of their LLC Units. The Registration Rights Agreement will also provide for piggyback registration rights for the existing owners of the LLC. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Lock-Up of Our Class A Common Stock

We and certain of the existing owners have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our Class A common stock, or any such substantially similar securities, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC. Currently, the underwriters have no current intention to release the aforementioned holders of our Class A common stock from the lock-up restrictions described above.

Our lock-up agreement will provide exceptions for, among other things, the issuance by us of securities pursuant to any employee benefit plan which may be or become exercisable, convertible or exchangeable for shares of our Class A common stock.

Rule 144

Unless registered in connection with the exchange, the shares of Class A common stock to be issued upon exchange of LLC Units will be, when issued, “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 under the Securities Act, a person who is not deemed to have been an “affiliate” of ours at any time during the three months preceding a sale and who has beneficially owned restricted securities for at least six months would be entitled to sell those securities, subject only to the availability of current public information about us. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the issuer. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those securities without complying with any of the other requirements of Rule 144.

A person (or persons whose securities are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of securities that does not exceed the greater of one percent of the then outstanding shares of securities of such class or the average weekly trading volume of securities of such class during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of material U.S. federal income tax consequences to non-U.S. holders, as defined below, of the purchase, ownership and disposition of shares of our Class A common stock. This summary is limited to non-U.S. holders of shares of our Class A common stock that purchase such shares in this offering and will hold such shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of shares of our Class A common stock that, for U.S. federal income tax purposes, is not any of the following:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

The following discussion assumes that no item of income, gain, or loss derived by you in respect of your shares of our Class A common stock is effectively connected with the conduct of a U.S. trade or business. If any item of income, gain, or loss with respect to your shares of our Class A common stock is effectively connected with the conduct of a U.S. trade or business by you, you should consult your own tax advisors regarding the possible U.S. federal income tax and branch profits tax consequences to you.

This summary is based upon provisions of the Code, U.S. Treasury regulations promulgated under the Code, rulings and other administrative pronouncements, and judicial decisions, all as of the date hereof. These authorities may be subject to differing interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income taxation and does not deal with non-U.S., state, local, alternative minimum, estate and gift, the Medicare contribution tax on net investment income or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including if you are a U.S. expatriate or subject to the U.S. anti-inversion rules, a bank or other financial institution, an insurance company, a tax-exempt organization, a broker, dealer, or trader in securities or currencies, a regulated investment company, a real estate investment trust, a “controlled foreign corporation,” a “passive foreign investment company,” a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment). We cannot assure you that a change in law will not significantly alter the tax considerations described in this summary.

We have not and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our Class A common stock that differ from those discussed below.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our Class A common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership holding shares of our Class A common stock, you should consult your tax advisors.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Dividends

In general, cash distributions on shares of our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, they will first be treated as a return of capital reducing your tax basis in our Class A common stock, but not below zero, and thereafter will be treated as gain from the sale of stock, the treatment of which is discussed under “—Gain on Disposition of Shares of Class A Common Stock.”

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—Additional Withholding Tax on Payments Made to Foreign Accounts,” dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of shares of our Class A common stock who wishes to claim the benefit of an applicable treaty for dividends generally will be required to furnish a valid IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying eligibility for the lower treaty rate.

A non-U.S. holder of shares of our Class A common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Gain on Disposition of Shares of Class A Common Stock

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—Additional Withholding Tax on Payments Made to Foreign Accounts,” any gain realized by a non-U.S. holder on the sale or other disposition of shares of our Class A common stock generally will not be subject to U.S. federal income tax unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•	our Class A common stock constitutes a U.S. real property interest because of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of such disposition and the non-U.S. holder’s holding period for our Class A common stock.

Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the first bullet point above will be subject to a 30% tax on any gain derived from the sale or disposition, which may be offset by certain U.S. source capital losses provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses, even though the individual is not considered a resident of the United States under the Code.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements and certain associated personal property. With respect to the second bullet point above, we believe we are not and, although no assurance can be given, do not anticipate becoming a USRPHC for U.S. federal income tax purposes. If we are, or become, a USRPHC, then, as long as our Class A common stock is regularly traded on an established securities market, any gain from the sale or other taxable disposition of our Class A common stock will not be subject to the 10% withholding tax on the disposition of a U.S. real property interest unless a non-U.S. holder owns more than 5% of all our outstanding Class A common stock at any time within the time period described above. You should consult your own tax advisor about the consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding

The amount of dividends paid to each non-U.S. holder, and the tax withheld with respect to such dividends generally will be reported annually to the IRS and to each such holder, regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder generally will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury (usually on an IRS Form W-8BEN, Form W-8BEN-E or other applicable form) that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption. Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock, in each case, paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, including providing sufficient documentation evidencing its compliance (or deemed compliance) with FATCA, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Alternatively, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends on our Class A common stock and, pursuant to recent IRS guidance, is expected to apply to payments of gross proceeds from the sale or other disposition of our Class A common stock after December 31, 2018. If a dividend payment is both subject to withholding under FATCA and subject to withholding tax discussed above under “—Gain on Disposition of Shares of Class A Common Stock,” the withholding under FATCA may be credited against and therefore reduce such other withholding tax.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ABOVE FOR NON-U.S. HOLDERS IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them the number of shares of Class A common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
BMO Capital Markets Corp.
KeyBanc Capital Markets Inc.
Fifth Third Securities, Inc.
Regions Securities LLC
Maxim Group LLC
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares as described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions paid by us
Proceeds to us, before expenses	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed    % of the total number of shares of Class A common stock offered by them.

We have applied to list our Class A common stock on NASDAQ under the symbol “OTG.”

We and all directors and officers our existing owners have agreed that, subject to certain exceptions, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;
•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock,

whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.

The representatives, in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate this offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, it is expected that certain of the underwriters or their affiliates will be lenders under the New Credit Facility. See “Description of Indebtedness.”

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved          % of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees and certain other persons. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Selling Restrictions

Canada

Resale Restrictions

The distribution of Class A common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the Class A common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing Class A common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the Class A common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 – Prospectus Exemptions;
•	the purchaser is a “permitted client” as defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations;
•	where required by law, the purchaser is purchasing as principal and not as agent; and
•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the representatives are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 – Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A common stock in their particular circumstances and about the eligibility of the Class A common stock for investment by the purchaser under relevant Canadian legislation.

European Economic Area

In relation to each member state of the European Economic Area, no offer of our shares of Class A common stock which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of Class A common stock referred to in (a) to (c) above shall result in a requirement for the Company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of shares of Class A common stock is made or who receives any communication in respect of an offer of shares of Class A common stock, or who initially acquires any shares of Class A common stock will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares of Class A common stock acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares of Class A common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where shares of Class A common stock have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares of Class A common stock to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares of Class A common stock. Accordingly any person making or intending to make an offer in that

Member State of shares of Class A common stock which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of shares of Class A common stock in circumstances in which an obligation arises for the Company or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any shares of Class A common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Class A common stock offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The Class A common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Class A common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the Class A common stock being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the Class A common stock have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the Class A common stock offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The Class A common stock may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the Class A common stock are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the Class A common stock on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.

Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York.

Shearman & Sterling LLP, New York, New York is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements of OTG Management, LLC as of December 28, 2014 and December 29, 2013 and for the fiscal years ended December 28, 2014 and December 29, 2013, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and our Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Managers and Members of
OTG Management, LLC:

We have audited the accompanying consolidated balance sheets of OTG Management, LLC and subsidiaries as of December 28, 2014 and December 29, 2013, and the related consolidated statements of operations, changes in equity (deficiency), and cash flows for each of the years in the two-year period ended December 28, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OTG Management, LLC and subsidiaries as of December 28, 2014 and December 29, 2013, and the results of their operations and their cash flows for each of the years in the two-year period ended December 28, 2014, in conformity with U.S. generally accepted accounting principles.

(signed)

KPMG LLP

New York, New York
November 24, 2015

OTG MANAGEMENT, LLC
AND SUBSIDIARIES
Consolidated Balance Sheets
(Dollars in Thousands)

	December 28, 2014	December 29, 2013
Assets
Current assets
Cash	$42,334	$3,481
Accounts receivable	739	477
Inventories	5,741	3,762
Due from related parties	723	542
Prepaid and other current assets	2,796	2,923
Total current assets	52,333	11,185

Property and equipment, net	191,485	153,488
Software development costs, net	5,886	3,614
Deferred financing costs, net	9,940	10,959
Other assets	1,338	1,035
Restricted cash	15,470	2,551
Total assets	$276,452	$182,832

Liabilities and Equity (Deficiency)
Current liabilities
Current portion of long-term debt	$3,757	$273
Accounts payable	12,008	19,334
Accrued liabilities	32,626	20,997
Total current liabilities	48,391	40,604

Deferred rent	8,474	8,023
Warrant liability	32,150	41,430
Long-term debt, net of current portion	379,123	238,629
Total liabilities	468,138	328,686

Equity (deficiency)
Membership interests	$—	$—
Accumulated deficit	(192,391)	(146,381)
Total equity (deficiency) of OTG Management, LLC and Subsidiaries	(192,391)	(146,381)
Non-controlling interest	705	527
Total equity (deficiency)	(191,686)	(145,854)
Total liabilities and equity (deficiency)	$276,452	$182,832

The accompanying notes are an integral part of these consolidated financial statements.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES
Consolidated Statements of Operations
(Dollars in Thousands, except per share amounts)

	Year Ended
	December 28, 2014	December 29, 2013
Net sales	$273,603	$219,708

Costs and expenses:
Food and related expenses	85,243	68,745
Personnel	74,043	58,850
Occupancy	36,102	30,661
Controllables	17,360	15,433
Selling, general and administrative	28,534	20,288
New business development and pre-opening costs	11,787	12,421
Depreciation and amortization	28,820	20,375
Total costs and expenses	281,889	226,773

Other operating income, net	2,103	1,159

Loss from operations	(6,183)	(5,906)

(Gain)/loss on warrant liability	(4,780)	27,480
Interest expense, net	44,787	28,556

Loss before provision for income taxes	(46,190)	(61,942)
Provision for income taxes	302	268

Net loss	(46,492)	(62,210)

Less: Net gain attributable to non-controlling interest	167	59

Net loss attributable to
OTG Management, LLC and Subsidiaries	$(46,659)	$(62,269)

The accompanying notes are an integral part of these consolidated financial statements.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Dollars in Thousands)

	Year Ended
	December 28, 2014	December 29, 2013
Cash flows from operating activities
Net loss	$(46,492)	$(62,210)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation expense and amortization expense	28,820	20,375
Gain on disposal of property and equipment	(34)	—
Interest amortization of deferred financing costs and debt discount	3,554	2,795
PIK interest	15,474	8,764
Change in fair value of warrants	(4,780)	27,480
Stock-based compensation	649	208
Increase (decrease) in cash attributable to changes in operating assets and liabilities
Accounts receivable	(261)	(5)
Inventories	(1,979)	(1,374)
Prepaid and other current assets	127	(727)
Due from related parties	(181)	(39)
Other assets	(368)	115
Accounts payable, accrued liabilities and deferred rent	(1,065)	13,202
Net cash (used in) provided by operating activities	(6,536)	8,584

Cash flows from investing activities
Purchase of property and equipment	(63,427)	(71,373)
Proceeds on disposal of property and equipment	190	—
Other assets	65	(223)
Restricted cash	(12,919)	(318)
Net cash used in investing activities	(76,091)	(71,914)

Cash flows from financing activities
Borrowings of long-term debt	128,670	59,300
Repayment of long-term debt	(348)	(6,670)
Repurchase of warrants	(4,500)	—
Distributions to minority interest holders	(43)	(45)
Contributions from minority interest holders	54	—
Deferred financing costs	(2,353)	—
Net cash provided by financing activities	121,480	52,585

Net increase (decrease) in cash	38,853	(10,745)

Cash
Beginning	$3,481	$14,226
Ending	$42,334	$3,481

Supplementary disclosures of cash flow information (see Note 14):
Cash paid during the year for:
Interest	$24,592	$14,348
Taxes	$317	$259

The accompanying notes are an integral part of these consolidated financial statements.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (Deficiency)
(Dollars in Thousands)

	Membership Interests	Accumulated Deficit	Non- Controlling Interest	Total Equity (Deficiency)
Balance - December 30, 2012	$—	$(84,320)	$514	$(83,806)
Net (loss) income	—	(62,269)	59	(62,210)
Stock-based compensation	—	208	—	208
Distributions to minority interest holders	—	—	(45)	(45)
Balance-December 29, 2013	$—	$(146,381)	$527	$(145,854)
Net (loss) income	—	(46,659)	167	(46,492)
Stock-based compensation	—	649	—	649
Contributions from minority interest holders	—	—	54	54
Distributions to minority interest holders	—	—	(43)	(43)
Balance - December 28, 2014	$—	$(192,391)	$705	$(191,686)

The accompanying notes are an integral part of these consolidated financial statements.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

 Notes to Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

(1)	Nature of Business

OTG Management, LLC (“Parent”) and its subsidiaries (collectively the “Company”) are principally engaged in the operation of food and beverage facilities within airports throughout the United States and Canada. OTG Consolidated Holdings, Inc. (“Holdings”), and OTG Management, Inc. (the “Affiliate”) are majority owners of the Company. The Affiliate is wholly-owned by the majority shareholder of Holdings.

For reporting purposes, the Company uses a 52/53-week fiscal year ending on the last Sunday closest to December 31. The years ended December 28, 2014 and December 29, 2013 consisted of 52 weeks.

(2)	Principles of Consolidation

The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) pursuant to the rules and regulations of the Securities and Exchange Commission. The accompanying consolidated financial statements of the Company include the accounts of its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

(3)	Members’ Equity

Members’ equity of the Company consists of membership interests issued to three members. Holdings and the Affiliate are the largest members and collectively own 83.4% of the Company.

(4)	Summary of Significant Accounting Policies
(a)	Estimates

The preparation of financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b)	Financial Instruments

The Company measures and records warrant liabilities at fair value in the accompanying financial statements. The Company records all other financial instruments at cost, which is the fair value at the date of transaction.

(c)	Cash

The Company maintains cash balances with several financial institutions in the United States and Canada. The balances may from time to time exceed Federal Deposit Insurance Corporation and Canada Deposit Insurance Corporation limits. There are approximately $1,303 and $327 of uninsured deposits maintained at a foreign financial institution as of December 28, 2014 and December 29, 2013, respectively.

(d)	Accounts Receivable

The majority of accounts receivable relate to amounts due from advertising and promotion contracts, airline mileage redemption programs, local catering and from airlines in connection with voucher programs. Accounts receivable are recorded at the original invoice amount, less discounts. Trade credit is generally extended on a short-term basis; thus, accounts receivable do not bear interest.

Accounts receivable are periodically evaluated for collectability based upon past credit history with customers and their current financial condition. Changes in the estimated collectability of accounts

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

receivable are recorded in the results of operations for the period in which the estimate is revised. Accounts receivable that are deemed uncollectible are offset against the allowance for uncollectible accounts. The Company does not require collateral for any accounts receivable. At December 28, 2014 and December 29, 2013, the Company did not have an allowance for uncollectible accounts.

(e)	Inventories

Inventories consist principally of food, liquor products, retail products, and paper supplies, and the values are recorded at the lower of cost (first-in, first-out basis) or market.

(f)	Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the asset’s estimated useful life once placed in service. The following are the estimated useful lives of the assets:

Leasehold improvements	Term of lease, or the estimated useful life of the assets, whichever is shorter
Restaurant equipment	7 years
Furniture and fixtures	5 to 7 years
Computer and office equipment	5 years

Expenditures for maintenance and repairs that do not enhance the value or increase the estimated useful life of the assets are expensed as incurred, while additions and expenditures for betterments and renewals that significantly enhance the value and increase the estimated useful life of the assets are capitalized and depreciated over the estimated useful life of the respective asset.

(g)	Software Development Costs

Software development costs are incurred to create and acquire internal use software, principally related to software coding and application development. The Company begins to capitalize software development costs when the preliminary development efforts are successfully completed. When the software is ready for its intended use, the costs are amortized using the straight-line method over its estimated useful life, generally three years.

(h)	Deferred Financing Costs

Deferred financing costs are capitalized and amortized using the effective interest method over the term of the loan, which approximates five years.

(i)	Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and amortizable intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of long-lived assets by comparing their net carrying value to the sum of undiscounted estimated future cash flows directly associated with and arising from use and eventual disposition of the assets. If the net carrying value of a group of long-lived assets exceeds the sum of related undiscounted estimated future cash flows, the Company records an impairment charge equal to the excess, if any, of net carrying value over fair value. There were no impairment charges recorded in the fiscal years ended December 28, 2014 and December 29, 2013, respectively.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

(j)	Restricted Cash

In connection with letters of credit and surety bonds obtained from financial institutions, the Company is required to maintain compensating balances in security accounts with the issuing institution. The use of the funds is restricted and serves as collateral for the outstanding letters of credit. The Company also holds funds from certain subtenants that are owed to the landlord pursuant to certain concessionaire agreements.

(k)	Vendor Rebates

Vendor rebates are recognized as a reduction to cost of sales when earned.

(l)	Accrued Liabilities

Accrued liabilities include estimated amounts payable for sales tax, payroll, rents, utilities and miscellaneous other liabilities.

(m)	Revenue Recognition

Revenue from restaurant and concept sales is recognized daily when a customer purchases food or beverages. Sales tax collected from customers is excluded from revenue and the obligation is included in sales tax payable until the taxes are remitted to the appropriate taxing authorities.

(n)	Controllables

Included in controllables are expenses incurred at the concept or business unit level. Typical expenses include paper goods, cleaning, other supplies, and repairs and maintenance.

(o)	New Business Development and Pre-Opening Costs

New business development costs are expensed as incurred and primarily relate to preparing presentations, documentation and estimates in connection with proposals, activities to identify new airport locations, special projects used to enhance relationships with business partners, concept development, and menu creation.

Pre-opening costs are expensed as incurred and relate to expenses incurred that are associated with opening a new concept or business unit.

(p)	Income Taxes

The Parent has elected to be treated as a partnership for U.S. federal and state income tax purposes, whereby taxable income or loss of the entity is reported by the members on their individual income tax returns.

The remaining related entities are LLCs or LPs, whereby taxable income or loss is reported by the members on their individual income tax returns. Accordingly, no provision for federal taxes has been made.

However, the Company is subject to certain state, local and Canadian taxes.

The Company files income tax returns in the U.S., Canada, and various state and local jurisdictions. The Company is no longer subject to income tax examinations by these tax authorities for any tax years prior to 2011.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

(q)	Equity Incentive Compensation

All grants of common units to eligible employees and officers are recorded as equity incentive compensation, based on the fair value of the grant at the date of issuance, in the accompanying consolidated statement of operations. The fair value of equity incentive compensation is calculated based on the Company’s enterprise value at the grant date.

(r)	Leases

The Company has various lease agreements, predominantly within airports, which are considered to be operating leases.

The Company records minimum base rent, which generally includes rent escalations over the term of the lease, on a straight-line basis over the lease term as occupancy costs in the consolidated statements of operations. The lease term begins when the Company has the right to control the use of the property. The difference between the rent expense and rent paid is recorded as either prepaid rent or deferred rent in the accompanying consolidated balance sheets.

Additionally, certain of the Company's operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. The Company recognizes contingent rent expense provided the achievement of that target is considered probable.

Sub-leases

The Company has several sub-lease agreements for a portion of its premises. Sub-lease income consists of a base rent and a percentage rent charges and is offset against occupancy costs in the accompanying consolidated statement of operations.

Lease Credit for Leasehold Improvements

The Company expends cash for leasehold improvements and to build out and equip the Company's leased premises. The Company may also expend cash for structural additions that the Company makes to leased premises. Pursuant to agreed-upon terms in certain of the Company's leases, a portion of the leasehold improvements’ costs are reimbursed to the Company by the Company's landlords as construction contributions. If obtained, landlord construction contributions usually take the form of up-front cash, full or partial lease credits against the Company's future minimum or contingent rents otherwise payable by the Company, or a combination thereof. When contractually due to the Company, the Company classifies tenant improvement allowances as deferred rent in the accompanying consolidated balance sheets and amortizes on a straight-line basis over the lease term as a reduction of occupancy costs or pre-opening costs.

(s)	Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels based upon the degree to which they are observable, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•	Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities or market corroborated inputs.
•	Level 3: Unobservable inputs for which there is little or no market data and which require us to develop our own assumptions about how market participants price the asset or liability.

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustment in certain circumstances. These items primarily include long-lived assets and amortizable intangible assets for which fair value is determined as part of the related impairment test. At December 28, 2014 and December 29, 2013, respectively, there were no significant adjustments to fair value or fair value measurements required for nonfinancial assets or liabilities.

(t)	Derivative Financial Instruments

The Company issued common unit warrants in 2008 and 2012 in connection with its debt financing. These embedded derivatives were evaluated under ASC topic 815-40, were bifurcated from the debt host and are classified as liabilities on the consolidated balance sheet. The common unit warrants were not issued with the intent to hedge exposures to any future cash flow, fair value of any assets, liability or any net investment in a foreign operation. The Company records warrants and embedded derivative liabilities at fair value and adjusts the carrying value of the common unit warrants and embedded derivatives of their estimated fair value at each reporting date with the increases or decreases in the fair value of such warrants and derivatives at each reporting date, recorded as a gain or (loss) to the consolidated statements of operations. As the common unit warrants do not trade in an active securities market, the fair value of the warrants liability was determined using the Black-Scholes Model, as Level 3 inputs. Any changes in the assumptions that are used in the Black-Scholes Model may increase or decrease the warrants liability from quarter to quarter and any change in adjustment would be recorded in the consolidated statement of operations.

(u)	Segment Reporting

The Company has operations in the United States and Canada. As the Company's management reviews financial performance and allocates resources at a consolidated level on a recurring basis, the Company has one operating segment and one reportable segment.

(v)	Recently Issued Accounting Pronouncements

In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of components of an Entity (“ASU 2014-08”). ASU 2014-08 improves the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. Additionally, the amendments in ASU 2014-08 require expanded disclosures for discontinued operations and also require an entity to disclose the pretax profit or loss of an individually significant component of an entity that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for annual financial statements with years that begin on or after December 15, 2014. The Company is currently evaluating the impact ASU 2014-08 will have on the Company's consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 supersedes the existing revenue recognition guidance and clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective, on a retrospective basis, for reporting periods beginning after December 15, 2017. The Company is currently evaluating the impact ASU 2014-09 will have on the Company's consolidated financial statements.

In February 2015, the FASB issued Accounting Standards Update No. 2015-02, Consolidation (“ASU 2015-02”). ASU 2015-02 amends the existing guidance to: (i) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities; (ii) eliminate the presumption that a general partner should consolidate a limited partnership; (iii) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. ASU 2015-02 is effective for reporting periods beginning after December 15, 2015. The Company is currently evaluating the impact ASU 2015-02 will have on the Company's consolidated financial statements.

In April 2015, the FASB issued Accounting Standards Update No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). ASU 2015-03 requires that debt issuance costs related to a recognized liability be presented on the balance sheet as a direct reduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. ASU 2015-03 is effective for reporting periods beginning after December 15, 2015. The adoption of ASU 2015-03 is not expected to have a material effect on the Company's consolidated financial statements.

In April 2015, the FASB issued Accounting Standards Update No. 2015-05, Customers' Accounting for Fees Paid in a Cloud Computing Arrangement (“ASU 2015-05”). ASU 2015-05 provides guidance in evaluating whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the software license element of the arrangement should be accounted for as an acquisition of a software license. If the arrangement does not contain a software license, it should be accounted for as a service contract. ASU 2015-05 is effective for reporting periods beginning after December 15, 2015 and may be adopted either retrospectively or prospectively. The Company is currently evaluating the impact ASU 2015-05 will have on the Company's consolidated financial statements.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

(5)	Property and Equipment
	December 28, 2014	December 29, 2013
Leasehold improvements	$201,635	$158,274
Restaurant equipment	47,101	37,568
Furniture and fixtures	14,202	10,946
Computer equipment	24,966	16,225
Office equipment	527	489
	288,431	223,502
Less: accumulated depreciation	(96,946)	(70,014)
	$191,485	$153,488

Depreciation expense related to property and equipment approximated $27,369 and $19,656 for the years ended December 28, 2014 and December 29, 2013, respectively.

(6)	Software Development Costs
	December 28, 2014	December 29, 2013
Software development costs	$7,968	$4,333
Less: accumulated amortization	(2,082)	(719)
	$5,886	$3,614

Amortization expense related to software development approximated $1,363 and $719 for the years ended December 28, 2014 and December 29, 2013, respectively.

The estimated aggregate amortization expense for each of the three succeeding fiscal years is as follows:

Fiscal years ending
2015	$2,502
2016	1,846
2017	1,538
Total	$5,886
(7)	Deferred Financing Costs
	December 28, 2014	December 29, 2013
Deferred financing costs	$19,743	$17,390
Less: accumulated amortization	(9,803)	(6,431)
	$9,940	$10,959

The Company capitalized deferred financing costs of approximately $2,353 and $0 and incurred amortization expense of $3,372 and $2,795 during the years ended December 28, 2014 and December 29, 2013, respectively, in connection with its long-term debt.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

The estimated aggregate amortization expense for each of the three succeeding fiscal years is as follows:

Fiscal years ending
2015	$3,698
2016	3,460
2017	2,782
Total	$9,940
(8)	Related Party Transactions
	December 28, 2014	December 29, 2013
Due from majority member	$499	$463
Due from minority members	224	79
	$723	$542

Due from majority member – included in Due from related parties

Amounts are due from the majority member in connection with a noninterest bearing note receivable, which is due on demand.

Due from minority members – included in Due from related parties

As of December 28, 2014 and December 29, 2013, respectively, $172 and $79 are due from employees that are also minority members of the Company. The amount represents noninterest bearing advances.

As of December 28, 2014, $52 is due from a minority member of a joint venture operating subsidiary in connection with an interest bearing note receivable at 12.02%.

The Company maintains a service agreement with OTG Management Inc. Service fees incurred under the agreement amounted to $3,871 and $2,632 for the years ended December 28, 2014 and December 29, 2013, respectively.

Holdings payable to majority member

As of December 28, 2014 and December 29, 2013, $899 is due to the majority member from Holdings in connection with a noninterest bearing note payable. The note is subordinated to the First Lien Financing and Note Purchase Agreement (see note 10).

(9)	Other Assets
	December 28, 2014	December 29, 2013
Security deposits	$605	$908
Other assets	733	127
	$1,338	$1,035

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

(10)	Long-Term Debt
		December 28, 2014	December 29, 2013
First Lien Financing:
$100,000 term loan
(matures on December 17, 2017): (“First Term Loan”)	Quarterly installments of $1,250 commencing June 30, 2015 until June 30, 2016, $2,500 for each quarter thereafter and remaining principal at the maturity date	$100,000	$100,000

$200,000 delayed draw term loan (“First DDTL”)	Quarterly installments commencing on June 30, 2015 of 1.25% of the loan balance to June 30, 2016 and at 2.5% of the then loan balance thereafter	87,800	28,300
$10,000 revolving line of credit (“First Line of Credit”)		10,000	—
Total First Lien Financing		$197,800	$128,300
Second Lien Financing:
$160,000 Note Purchase Agreement (matures on June 11, 2018)	Principal and PIK interest are payable on the maturity date	160,000	100,000
Add: Paid-in-kind interest (PIK)		24,399	9,120
Less: Debt discount		728	—
Note Purchase Agreement, net		183,671	109,120
Notes payable to a construction company related to a contract	Annual installments of $100 until maturity date, including interest at 9%	1,247	1,052
Other debt		162	430
		382,880	238,902
Less: current portion of long-term debt		3,757	273
		$379,123	$238,629

The aggregate future annual maturities of long-term debt at December 28, 2014 for the next four years and in the aggregate are as follows:

Fiscal years ending
2015	$3,757
2016	—
2017	195,452
2018	183,671
$382,880

First Lien Financing

On January 2, 2014, the Company amended the pre-existing first lien credit facility (“First Lien Financing Agreement”) dated December 11, 2012. Interest on the borrowed amounts under the First Lien Financing Agreement is due quarterly at LIBOR (0.26% at December 28, 2014) with a 1.5% floor plus 7.25% (8.75%

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

at December 28, 2014), or under certain conditions the reference rate (3.25% at December 28, 2014), as defined, with a 2.5% floor plus 6.25% (9.50% at December 28, 2014). The First DDTL and First Line of Credit include an unused commitment fee equal to 0.50% which is due quarterly.

On August 7, 2015, the Company entered into a second amendment (“Second Amendment”) on the First Lien Financing Agreement. The Second Amendment amended the schedule for repayments of the First Term Loan and the DDTL to December 31, 2016 for repayments after June 30, 2015. The Second amendment also amended the expiration date of the DDTL to September 30, 2016 from June 11, 2015.

The total remaining availability under the First Lien Financing Agreement was $112,200 at December 28, 2014, which is limited by the borrowing base calculation utilizing a leverage multiple, as defined in the agreement.

The First Lien Financing Agreement is collateralized by a first priority lien on all assets and membership interests of the Company.

Second Lien Financing

On January 2, 2014, the Company amended its pre-existing second lien credit facility (“Note Purchase Agreement”) dated December 11, 2012 to increase the lender limit to $160,000. The applicable interest rate is determined based on the leverage ratio, as defined (17% at December 28, 2014). Cash interest is paid quarterly at 6%, in arrears, with the remainder of applicable interest rate accrued as PIK interest (11% at December 28, 2014). The Company incurred a 3.25% discount or $910 upon a draw made in 2014 on the second lien facility. The debt discount is being amortized over the life of the Note Purchase Agreement.

The Note Purchase Agreement is subordinated to the First Lien Financing Agreement and collateralized by 100% of the membership interest owned by the majority member.

Covenants

The Company’s long-term debt agreements contains certain financial covenants, including Minimum Fixed Charge Coverage Ratio, Minimum EBITDA, and Maximum First Lien Leverage Ratio, Maximum Senior Leverage covenants, as defined in the agreements. It also contains certain negative covenants, including but not limited to, incurring or guaranteeing debt, fundamental changes in the structure or ownership of the Company, certain capital expenditure limitations, restrictions on dividends, and restrictions on the majority member’s compensation. The Company was in compliance with the financial covenants as of December 28, 2014 and December 29, 2013.

The proceeds from long-term debt were used to refinance the pre-existing credit facilities, pay fees incurred in connection with the financing, repurchase certain 2008 warrants, as discussed below, and fund immediate and ongoing expansion projects.

Warrants

In connection with the Note Purchase Agreement, Parent issued common unit warrants to the lender. The term of the warrants is for 10 years from the issuance date and contain a total exercise price of $1,080. The warrant certificates issued are for approximately 5.0% of the common units on an anti-dilutive basis and were fully vested at the date of issuance. The value of warrants was determined using the Black-Scholes pricing model with the following weighted average assumptions: 0.64% risk-free interest rate, 5 year expected lives, 0% expected dividend yield, and 42.0% expected volatility.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

In 2008, Holdings and the Affiliate issued warrants for the entities’ common unit to the lenders in connection with a previous debt issuance (collectively the “2008 Warrants”). The term of the warrants was for 10 years from the issuance date and contained an exercise price of $0.01 per share. The original warrants issued ultimately represented 13.0% of the issued and outstanding shares of common stock in both entities on an anti-dilutive basis. On December 11, 2012, the 2008 Warrants were exchanged for warrants issued by Parent for approximately 13.0% of the Parent’s common units on an anti-dilutive basis. There were no substantive changes to the terms.

On January 2, 2014, in connection with the 2014 financing amendment, the Company also reacquired certain 2008 Warrants which represented a 5.27% ownership in the Company, if exercised, for $4,500.

The remaining warrants were outstanding and exercisable as of December 28, 2014. Certain holders of the common unit warrants have the ability to require the Parent to repurchase the warrants upon repayment of the Note Purchase Agreement and other holders can require the Parent to repurchase the warrants at any time. In the event the Note Purchase Agreement is repaid, the holders may choose to exercise this put option. In addition, the Company has the right to repurchase the warrants of certain holders commencing one year after repayment of amounts owed under the Note Purchase Agreement.

Holders of the common unit warrants may elect to exercise the warrants for common units in the Parent by exchanging $1,080 for the holders’ specified equity interest in the Parent, or a pro rata portion thereof. The $1,080 purchase price represents the aggregate purchase price for the holders’ equity interest in the Parent rather than the strike price per unit. Each holder will receive a variable number of common units associated with its equity interest. Specifically, one warrant unit may not equal one common unit due to the ownership interest the warrants represent.

The following table provides a reconciliation of the warrant activity for the year ended December 28, 2014:

	Percentage share of Warrants to Total Equity(1)	Weighted- Average Exercise Price per Share
Balance outstanding at December 29, 2013	18.00%	$300
Warrants issued	—	—
Warrants exercised	—	—
Warrants repurchased	5.27%	—
Balance outstanding at December 28, 2014	12.73%	$424
Warrants exercisable at December 28, 2014	12.73%	$424
(1)	The Company issues warrant holders interests in equity rather than warrant units. This table represents the percentage share of issued and outstanding warrants on the common units.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

The following table provides a reconciliation of the warrant activity for the year ended December 29, 2013:

	Percentage share of Warrants to Total Equity(1)	Weighted- Average Exercise Price per Share
Balance outstanding at December 30, 2012	18.00%	$300
Warrants issued		—
Warrants exercised	—	—
Warrants repurchased	—	—
Balance outstanding at December 29, 2013	18.00%	$300
Warrants exercisable at December 29, 2013	18.00%	$300
(1)	The Company issues warrant holders interests in equity rather than warrant units. This table represents the percentage share of issued and outstanding warrants on the common units.

Warrants outstanding as of December 28, 2014 consists of:

	Percentage share of Warrants to Total Equity(1)	Issue Date	Expiry Date	Exercise Price
2012 Common Unit Warrants(1)	7.73%	December 2012	December 2022	$0.01	(3)
2012 Common Unit Warrants(2)	5.00%	December 2012	December 2022	$1,080
Balance outstanding at December 28, 2014	12.73%
Warrants exercisable at December 28, 2014	12.73%
(1)	The warrants were issued in exchange for the 2008 warrants. The warrants include anti-dilution features and repurchase rights.
(2)	The warrants were issued in connection with the Note Purchase Agreement dated December 11, 2012.
(3)	Per unit.

The warrants are accounted for as derivative instruments as the warrant holders have repurchase rights and could require settlement in cash under certain situations. As such, the derivative instruments were initially recorded as a liability in the amount of $7,757 determined by the Black-Scholes model.

Any subsequent changes in the value of the warrants are recorded as an adjustment to the carrying value of these liabilities and the gain or (loss) on warrant derivative liabilities recorded in the consolidated statements of operations. See further discussion of the change in the fair value of the warrants issued in Note 16.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

(11)	Commitments and Contingencies
(a)	Leases

The following represents the Company’s approximate obligation at December 28, 2014 under existing lease agreements over the next five years and in aggregate as follows:

Fiscal years ending	Minimum annual rental commitments	Minimum annual future rental sublease income
2015	$40,580	$1,896
2016	42,438	1,769
2017	41,326	1,796
2018	41,051	1,238
2019	32,428	1,037
Thereafter	125,398	750
	$323,221	$8,486

Rent expense, net of sublease rental income, for the years ended December 28, 2014 and December 29, 2013 approximated $36,102 and $30,661, respectively, and includes percentage rent and common area maintenance charges.

The Company has several sub-lease agreements for a portion of its premises that expire from June 2016 through June 2023. Sub-lease income for the years ended December 28, 2014 and December 29, 2013 approximated $2,355 and $1,951, respectively, and includes percentage rent charges and is offset against occupancy costs in the accompanying consolidated statement of operations.

(b)	Letters of Credit

At December 28, 2014 and December 29, 2013, total outstanding letters of credits and surety bonds approximate $13,646 and $5,624, respectively. The Company is required to maintain a compensating balance in restricted security accounts at the issuing banks to serve as collateral for letters of credit. Cash balances are also held as collateral by the issuers of the surety bonds. The letters of credit mature at various dates from 2015 through 2017, and as such, the restricted cash is included as a non-current asset in the accompanying consolidated balance sheet.

(c)	Litigation

The Company is party to various legal matters arising in the normal course of business. The Company does not believe that the outcome of any such legal proceedings pending against the Company or its consolidated subsidiaries would have a material adverse effect on the Company’s consolidated financial position, liquidity, or results of operations, taken as a whole.

(d)	Contracts

Based upon provisions within the lease agreements, the Company is required to incur a minimum initial investment at certain airports. The Company had contractually required minimum initial investments in various airports amounting to $129,500 of which $23,300 has been incurred as of December 28, 2014.

(12)	Equity Incentive Compensation

Stock Award Plan

Holdings established a 2010 Stock Award Plan, which was amended in 2014, to provide for 1,000,000 authorized shares of common stock of Holdings for issuance to eligible employees, nonemployee directors,

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

or consultants. Eligibility is based on the individual’s performance and is at the discretion of the Board of Directors. During the years ended December 28, 2014 and December 29, 2013, 105,000 and 40,000 shares of common stock of Holdings were granted, respectively, to certain employees. All stock awards were immediately vested as of the grant date. The Company recorded the fair value of the stock issuances, which approximated $649 as compensation expense included in the accompanying consolidated statement of operations for the year ended December 28, 2014. For the year ended December 29, 2013, the Company recognized equity incentive compensation of $208.

As of December 28, 2014, the Company did not have any unrecognized equity incentive compensation cost related to outstanding stock awards and all awards are fully exercisable.

(13)	Defined Contribution Plan

The Company maintains a 401(k) defined contribution plan (the “401(k) Plan”) for eligible employees to contribute pre-tax compensation, which are not to exceed statutory limits. During the years ended December 28, 2014 and December 29, 2013, the Company provided for an employer match component to the 401(k) Plan. The Company made employer contributions of approximately $496 and $444 to the 401(k) Plan during the years ended December 28, 2014 and December 29, 2013, respectively.

(14)	Supplemental Non-cash Disclosure

During the year ended December 28, 2014, noncash operating, financing and investing activities are as follows:

•	The Company had $15,081 and $13,393 in fixed asset purchases included within accrued liabilities at December 28, 2014 and December 29, 2013, respectively.
(15)	Concentrations

During the years ended December 28, 2014 and December 29, 2013, the Company derived approximately 59% and 61%, respectively, of its net sales from operations in major airports located in the New York area.

During the year ended December 28, 2014 and December 29, 2013, one vendor accounted for approximately 12% and 14%, respectively, of total net purchases for food and related expenses. At December 28, 2014, three vendors accounted for approximately 9%, 8% and 7%, respectively, of accounts payable. At December 29, 2013, two venders accounted for approximately 25% of accounts payable.

(16)	Fair Value Measurements

As of December 28, 2014 and December 29, 2013, the fair value of the Company’s current assets and liabilities approximates carrying value because of the short-term nature of these financial instruments.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

The following table represents the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value of a recurring basis as of December 28, 2014 and December 29, 2013:

	As of December 28, 2014
	Level 1	Level 2	Level 3	Total
Liabilities:
Accrued Warrant Liability			$32,150	$32,150
Total Liabilities			$32,150	$32,150
	As of December 29, 2013
	Level 1	Level 2	Level 3	Total
Liabilities:
Accrued Warrant Liability			$41,430	$41,430
Total Liabilities			$41,430	$41,430

The Company has certain warrants that could require settlement in cash under certain situations as defined in the respective agreements. These agreements specify that the amount due to warrant holders is based on the Black-Scholes pricing model. The following are the assumptions used to estimate the accrued warrant liability at December 28, 2014 and December 29, 2013:

	December 28, 2014	December 29, 2013
Value of units	$33,178	$42,433
Exercise Price	$1,080	$1,080
Term in years	3.47	4.47
Volatility	0.492	0.406
Annual rate of quarterly dividends	—	—
Risk-free interest rate	1.4%	1.6%

Expected volatility is based primarily on historical volatility of our peer group. Historical volatility was computed using weekly pricing observations and daily pricing observations for our peer group for recent periods that correspond to the expected term. We believe this method produces an estimate that is representative of our expectation of future volatility over the expected term of these warrants.

We currently have no reason to believe future volatility over the expected remaining life of these warrants is likely to differ materially from historical volatility. The expected life is based on the period over which the associated debt is expected to be outstanding. The risk-free interest rate is based on U.S. Treasury strips consistent with the remaining term of the warrants.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 fair value measurements for the years ended December 28, 2014 and December 29, 2013:

Year Ended December 28, 2014 Accrued Warrant Liability
Beginning Balance	$41,430
Total (gains) or losses included in earnings	$(4,780)
Issuances	—
Settlements	$(4,500)
Balance, December 28, 2014	$32,150
Year Ended December 29, 2013 Accrued Warrant Liability
Beginning Balance	$13,950
Total (gains) or losses included in earnings	$27,480
Issuances	—
Settlements	—
Balance, December 29, 2013	$41,430

The estimated fair value of the warrant liability is sensitive to changes in the Company’s common unit price at the end of the respective reporting period and the changes in the expected term. At December 28, 2014, a 10% increase in the expected term of the Company’s warrants measured using the Black-Scholes pricing model would increase the warrant liability by approximately .062%, while a 10% decrease in the expected term would decrease the warrant liability by approximately .031%. A 10% increase in the Company’s common unit price would result in an increase in the warrant liability of approximately 10.33%, while a 10% decrease in the common unit price would decrease the warrant liability by approximately 10.3%.

Financial Instruments Not Measured at Fair Value

The estimated fair value of long-term debt is based on the quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities, which would be categorized as a Level 2 measurement in the fair value hierarchy. The estimated fair value of long-term debt as of December 28, 2014 and December 29, 2013, respectively, approximated its carrying amount.

(17)	Subsequent Events

We have evaluated events subsequent to the balance sheet date and determined there have not been any events that have occurred that would require adjustment to or disclosure in our financial statements.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES
Consolidated Balance Sheets
(Dollars in Thousands)

	September 27, 2015	December 28, 2014
	(Unaudited)
Assets
Current assets
Cash	$20,666	$42,334
Accounts receivable	1,300	739
Inventories	6,366	5,741
Due from related parties	717	723
Prepaid and other current assets	3,955	2,796
Total current assets	33,004	52,333

Property and equipment, net	213,072	191,485
Software development costs, net	6,649	5,886
Deferred financing costs, net	6,784	9,940
Other assets	2,020	1,338
Restricted cash	15,929	15,470
Total assets	$277,458	$276,452

Liabilities and Equity (Deficiency)
Current liabilities
Current portion of long-term debt	14	3,757
Accounts payable	13,233	12,008
Accrued liabilities	29,174	32,626
Total current liabilities	42,421	48,391

Deferred rent	8,622	8,474
Warrant liability	105,520	32,150
Long-term debt, net of current portion	427,727	379,123
Total liabilities	584,290	468,138

Equity (deficiency)
Membership interests	$—	$—
Accumulated deficit	(308,317)	(192,391)
Total equity (deficiency) of OTG Management, LLC and Subsidiaries	(308,317)	(192,391)
Non-controlling interest	1,485	705
Total equity (deficiency)	(306,832)	(191,686)
Total liabilities and equity (deficiency)	$277,458	$276,452

The accompanying notes are an integral part of these consolidated financial statements.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES
Consolidated Statements of Operations
(Dollars in Thousands, except per share amounts)

	39 weeks ended
	September 27, 2015	September 28, 2014
	(Unaudited)	(Unaudited)
Net sales	$285,321	$199,759

Costs and expenses:
Food and related expenses	86,860	61,747
Personnel	79,286	54,327
Occupancy	35,592	26,246
Controllables	16,580	12,657
Selling, general and administrative	28,683	21,452
New business development and pre-opening costs	12,006	5,528
Depreciation and amortization	28,544	19,673
Total costs and expenses	287,551	201,630

Other operating income, net	896	1,843

Loss from operations	(1,334)	(28)

Loss/(Gain) on warrant liability	73,370	(5,567)
Interest expense, net	41,141	30,134

Loss before provision for income taxes	(115,845)	(24,595)
Provision for income taxes	275	216

Net loss	(116,120)	(24,811)

Less: Net gain attributable to non-controlling interest	262	153

Net loss attributable to OTG Management, LLC and Subsidiaries	$(116,382)	$(24,964)

The accompanying notes are an integral part of these consolidated financial statements.

OTG MANAGEMENT, LLC
 AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Dollars in Thousands)

	39 weeks ended
	September 27, 2015	September 28, 2014
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(116,120)	$(24,811)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense and amortization expense	28,544	19,673
Gain on disposal of property and equipment	—	(34)
Interest amortization of deferred financing costs and debt discount	3,364	2,656
PIK interest	15,635	10,766
Change in fair value of warrants	73,370	(5,567)
Stock-based compensation	456	383
Increase (decrease) in cash attributable to changes in operating assets and liabilities
Accounts receivable	(561)	(155)
Inventories	(625)	(449)
Prepaid and other current assets	(1,159)	690
Due from related parties	6	(40)
Other assets	(159)	266
Accounts payable, accrued liabilities and deferred rent	(2,079)	(12,121)
Net cash provided by (used in) operating activities	672	(8,743)

Cash flows from investing activities
Purchase of property and equipment	(50,894)	(41,539)
Proceeds on disposal of property and equipment	—	190
Other assets	(523)	(603)
Restricted cash	(459)	(917)
Net cash used in investing activities	(51,876)	(42,869)

Cash flows from financing activities
Borrowings of long-term debt	48,129	86,301
Repayment of long-term debt	(19,111)	—
Distributions to minority interest holders	(2)	(44)
Contributions from minority interest holders	520	54
Repurchase of warrants	—	(4,500)
Deferred financing costs	—	(2,187)
Net cash provided by financing activities	29,536	79,624

Net (decrease) increase in cash	(21,668)	28,012

Cash
Beginning	42,334	3,481
Ending	$20,666	$31,493

Supplementary dis closures of cash flow information:
Cash paid during the year for:
Interest	$21,438	$16,424
Taxes	$322	$211

The accompanying notes are an integral part of these consolidated financial statements.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES
Consolidated Statement of Changes in Equity (Deficiency)
(Dollars in Thousands)

	Membership Interests	Accumulated Deficit	Non- Controlling Interest	Total Equity (Deficiency)
Balance - December 28, 2014	$—	$(192,391)	$705	$(191,686)
Net (loss) income	—	(116,382)	262	(116,120)
Stock-based compensation	—	456	—	456
Contributions from minority interest holders	—	—	520	520
Distributions to minority interest holders	—	—	(2)	(2)
Balance - September 29, 2015	$—	$(308,317)	$1,485	$(306,832)

The accompanying notes are an integral part of these consolidated financial statements.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

(1)	Nature of Business

OTG Management, LLC (“Parent”) and its subsidiaries (collectively, the “Company”) are principally engaged in the operation of food and beverage facilities within airports throughout the United States and Canada. OTG Consolidated Holdings, Inc. (“Holdings”), and OTG Management, Inc. (the “Affiliate”) are majority owners of the Company. The Affiliate is wholly-owned by the majority shareholder of Holdings.

For reporting purposes, the Company’s fiscal 39-weeks ended on the last Sunday closest to September 30. The periods ended September 27, 2015 and September 28, 2014, respectively.

The accompanying unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) pursuant to the rules and regulations of the Securities and Exchange Commission for interim financial reporting. Accordingly they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. Therefore, the financial statements should be read in conjunction with the audited Consolidated Financial Statements and related notes for the fiscal years ended December 28, 2014 and December 29, 2013.

Certain information and footnote disclosures normally included in audited consolidated financial statements presented in accordance with U.S. GAAP have been condensed or omitted pursuant to rules and regulations of the SEC.

(2)	Principles of Consolidation

The accompanying unaudited consolidated financial statements of the Company include the accounts of the Parent and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

(3)	Summary of Significant Accounting Policies
(a)	Estimates

The preparation of financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b)	Cash

The Company maintains cash balances with several financial institutions in the United States and Canada. The balances may from time to time exceed Federal Deposit Insurance Corporation and Canada Deposit Insurance Corporation limits. There are approximately $1,151 of uninsured deposits maintained at a foreign financial institution as of September 27, 2015.

(4)	Recently Issued Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” which applies to inventory that is measured using first-in, first-out (“FIFO”) or average cost. Under the updated guidance, an entity should measure inventory that is within scope at the lower of cost or net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The update is effective for us prospectively for annual periods beginning after December 15, 2016, and interim periods therein, with early adoption permitted. The adoption of ASU 2015-11 is not expected to have a material impact on our consolidated financial position or results of operations.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

(5)	Members’ Equity

Members’ equity of the Company consists of membership interests issued to three members. Holdings and the Affiliate are the largest members and collectively own 83.4% of the Company.

(6)	Property and Equipment
	September 27, 2015	December 28, 2014
Leasehold improvements	$235,005	$201,635
Restaurant equipment	50,612	47,101
Furniture and fixtures	18,577	14,202
Computer equipment	30,853	24,966
Office equipment	529	527
Automobiles	129	—
	335,705	288,431
Less accumulated depreciation	(122,633)	(96,946)
	$213,072	$191,485

Depreciation expense related to property and equipment approximated $25,687 and $18,604 for the 39 weeks ended September 27, 2015 and September 28, 2014, respectively.

(7)	Software Development Costs
	September 27, 2015	December 28, 2014
Software development costs	$11,419	$7,968
Less: Accumulated amortization	(4,770)	(2,082)
	$6,649	$5,886

The Company capitalized software development costs of approximately $3,451 and $2,508 and incurred amortization expense of $2,688 and $1,035 during the 39 weeks ended September 27, 2015 and September 28, 2014, respectively.

The estimated amortization period for capitalized software development costs is generally three years.

(8)	Deferred Financing Costs
	September 27, 2015	December 28, 2014
Software development costs	$19,743	$19,743
Less: Accumulated amortization	(12,959)	(9,803)
	$6,784	$9,940

The Company capitalized deferred financing costs of approximately $0 and $2,187 and incurred amortization expense of $3,156 and $2,474 during the 39 weeks ended September 27, 2015 and September 28, 2014, respectively, in connection with its long-term debt.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

(9)	Related Party Transactions

Due from majority member – included in Due from related parties

$499 is due from the majority member in connection with a noninterest bearing note receivable, which is due on demand.

Due from minority members – included in Due from related parties

$161 is due from employees that are also minority members of the Company. The amount represents noninterest bearing advances.

$57 is due from a minority member of a joint venture operating subsidiary in connection with an interest bearing note receivable at 12.02%.

The Company maintains a service agreement with the Affiliate. Service fees incurred under the agreement amounted to $2,250 and $2,211 for the 39 weeks ended September 27, 2015 and September 28, 2014, respectively.

(10)	Other Assets
	September 27, 2015	December 28, 2014
Security deposits	$1,128	$605
Other assets	892	733
	$2,020	$1,338
(11)	Accrued Liabilities
	September 27, 2015	December 28, 2014
Accrued rent liabilities	$5,562	$4,115
Fixed asset purchases	9,655	14,559
Other liabilities	13,957	13,952
	$29,174	$32,626
(12)	Long-Term Debt
		September 27, 2015	December 28, 2014
First Lien Financing:
$100,000 term loan
(matures on December 17, 2017): (“First Term Loan”)	Quarterly installments of $1,250 commencing December 31, 2016 and remaining principal at the maturity date	$100,000	$100,000

$200,000 delayed draw term loan (“First DDTL”)	Quarterly installments commencing on December 31, 2016 of 1.25% of the loan balance and remaining principal at maturity	128,153	87,800
$10,000 revolving line of credit (“First Line of Credit”)		—	10,000
Total First Lien Financing		$228,153	$197,800

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

		September 27, 2015	December 28, 2014
Second Lien Financing:
$160,000 Note Purchase Agreement (matures on June 11, 2018)	Principal and PIK interest are payable on the maturity date	160,000	160,000
Add: Paid-in-kind interest (“PIK”)		40,034	24,399
Less: Debt discount		520	728
Note Purchase Agreement, net		199,514	183,671
Notes payable to a construction company related to a contract (matures on January 15, 2047)	Annual installments of $100 until maturity date, including interest at 9%	—	1,247
Other debt		74	162
		427,741	382,880
Less: current portion of long-term debt		14	3,757
		$427,727	$379,123

First Lien Financing

On August 7, 2015, the Company entered into a second amendment (“Second Amendment”) on the First Lien Financing Agreement. The Second Amendment amended the schedule for repayments of the First Term Loan and the DDTL to December 31, 2016 for repayments after June 30, 2015. The Second amendment also amended the expiration date of the DDTL to September 30, 2016 from June 11, 2015.

Interest on the borrowed amounts under the First Lien Financing Agreement is due quarterly at LIBOR (8.75% at September 27, 2015).

The total remaining availability under the First Lien Financing Agreement was $72,000 at September 27, 2015, which is limited by the borrowing base calculation utilizing a leverage multiple, as defined in the agreement. The $72,000 unfunded commitment under the First DDTL expires on December 31, 2016.

The First Lien Financing Agreement is collateralized by a first priority lien on all assets and membership interest of the Company.

Note Purchase Agreement

The applicable interest rate on the Note Purchase Agreement is determined based on the leverage ratio, as defined (17% at September 27, 2015). Cash interest is paid quarterly at 6%, in arrears, with the remainder of applicable interest rate accrued as PIK interest (11% at September 27, 2015).

The Note Purchase Agreement is subordinated to the First Lien Financing Agreement and collateralized by 100% of the membership interest owned by the majority member.

Covenants

The Company’s long-term debt agreements contains certain financial covenants, including Minimum Fixed Charge Coverage Ratio, Minimum EBITDA, and Maximum First Lien Leverage Ratio, Maximum Senior Leverage covenants, as defined in the agreements. It also contains certain negative covenants, including but not limited to, incurring or guaranteeing debt, fundamental changes in the structure or ownership of the Company, certain capital expenditure limitations, restrictions on dividends, and restrictions on the majority member’s compensation. The Company was in compliance with the financial covenants as of September 27, 2015 and December 28, 2014.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

Warrants

On January 2, 2014, in connection with the 2014 financing amendment, the Company reacquired certain warrants which represented a 5.27% ownership in the Company for $4,500. There were no warrants issued or exercised during the period ended September 28, 2014.

There were no warrants issued, exercised or repurchased during the period ending September 27, 2015.

(13)	Commitments and Contingencies
(a)	Leases

Rent expense, net of sublease rental income, for the 39 weeks ended September 27, 2015 and September 28, 2014 approximated $35,592 and $26,246, respectively, and includes percentage rent and common area maintenance charges.

The Company has six sub-lease agreements for a portion of its premises that expire from June 2016 through June 2023. Sub-lease income for the 39 weeks ended September 27, 2015 and September 28, 2014 approximated $2,697 and $1,796, respectively, and includes percentage rent charges and is offset against occupancy costs in the accompanying consolidated statement of operations.

(b)	Letters of Credit

At September 27, 2015 and December 28, 2014, total outstanding letters of credits and surety bonds approximate $13,020 and $13,546, respectively. The Company is required to maintain a compensating balance in restricted security accounts at the issuing banks to serve as collateral for letters of credit. Cash balances are also held as collateral by the issuers of the surety bonds. The letters of credit mature at various dates from 2015 through 2017, and as such, the restricted cash is included as a non-current asset in the accompanying consolidated balance sheet.

(c)	Litigation

The Company is a party to various legal matters arising in the normal course of business. It is the opinion of management that the disposition of these matters will not be significant.

(14)	Equity Incentive Compensation

Stock Award Plan

Holdings established a 2010 Stock Award Plan which was amended in 2014 to provide for 1,000,000 authorized shares of common stock for issuance to eligible employees, nonemployee directors, or consultants. Eligibility is based on the individual’s performance and is at the discretion of the Board of Directors. During the 39 weeks ended September 27, 2015 and September 28, 2014, 161,000 shares and 105,000 shares, respectively, of common stock of Holdings were granted to certain employees. The Company recorded the fair value of the stock issuances, which approximated $456 and $383 as compensation expense included in the accompanying consolidated statement of operations for the 39 weeks ended September 27, 2015 and September 28, 2014, respectively.

As of September 27, 2015 and September 28, 2014, the Company did not have any unrecognized equity incentive compensation cost related to outstanding stock awards and all awards are fully exercisable.

(15)	Concentrations

During the 39 weeks ended September 27, 2015, the Company derived approximately 69% of its net revenue from operations in major airports located in the New York area.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

During the 39 weeks ended September 27, 2015 and September 28, 2014, one vendor accounted for approximately 15% and 17%, respectively, of total net purchases for cost of sales. At September 27, 2015, three vendors accounted for approximately 10%, 6% and 6%, respectively, of accounts payable. At September 28, 2014, three vendors accounted for approximately 8%, 7% and 6%, respectively, of accounts payable.

(16)	Fair Value Measurements

The carrying amount of cash, accounts receivable, accounts payable, and accrued liabilities as of September 27, 2015 and December 28, 2014 approximated their fair value due to the short-term nature of these financial instruments.

The following table represents the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value of a recurring basis as of September 27, 2015 and December 28, 2014:

	As of September 27, 2015
	Level 1	Level 2	Level 3	Total
Liabilities:
Accrued Warrant Liability	$—	$—	$105,520	$105,520
Total Liabilities	$—	$—	$105,520	$105,520
	As of December 28, 2014
	Level 1	Level 2	Level 3	Total
Liabilities:
Accrued Warrant Liability	$—	$—	$32,150	$32,150
Total Liabilities	$—	$—	$32,150	$32,150

The Company has certain warrants that could require settlement in cash under certain situations as defined in the respective agreements. These agreements specify the amount due to warrant holders is based on the Black-Scholes pricing model. The following are the assumptions used to estimate the accrued warrant liability at September 27, 2015 and December 28, 2014:

	September 27, 2015	December 28, 2014
Value of units	$106,602	$33,178
Exercise price	$1,080	$1,080
Term in years	0.252	3.47
Volatility	0.237	0.492
Annual rate of quarterly dividends	—	—
Risk-free interest rate	0.03%	1.4%

Expected volatility is based primarily on historical volatility of our peer group. Historical volatility was computed using weekly pricing observations and daily pricing observations for our peer group for recent periods that correspond to the expected term. We believe this method produces an estimate that is representative of our expectation of future volatility over the expected term of these warrants.

We currently have no reason to believe future volatility over the expected remaining life of these warrants is likely to differ materially from historical volatility. The expected life is based on the period over which the associated debt is expected to be outstanding. The risk-free interest rate is based on U.S. Treasury strips consistent with the remaining term of the warrants.

OTG MANAGEMENT, LLC
AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

(in thousands of US Dollars, except share amounts and unless otherwise stated)

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 fair value measurements for the periods indicated:

	39 weeks ended September 27, 2015	39 weeks ended September 28, 2014
	Accrued Warrant Liability	Accrued Warrant Liability
Beginning balance	$32,150	$41,430
Total (gains) or losses included in earnings	73,370	(5,567)
Issuances	—	—
Settlements	—	(4,500)
Ending balance	$105,520	$31,363

Financial Instruments Not Measured at Fair Values

The estimated fair value of long-term debt is based on the quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities, which would be categorized as a Level 2 measurement in the fair value hierarchy. The estimated fair value of long-term debt as of September 27, 2015 and December 28, 2014, respectively, approximated its carrying value.

(17)	Subsequent Events

We have evaluated events subsequent to the balance sheet date and determined there have not been any events that have occurred that would require adjustment to or disclosure in our financial statements.

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1469

OTG®

                Shares

OTG EXP, Inc.
Class A Common Stock

Prospectus

MORGAN STANLEY		CREDIT SUISSE
BARCLAYS		BMO CAPITAL MARKETS
KEYBANC CAPITAL MARKETS
FIFTH THIRD SECURITIES	REGIONS SECURITIES LLC	MAXIM GROUP LLC

Through and including                ,           (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

Amount
SEC registration fee	$
Financial Industry Regulatory Authority filing fee
Blue Sky fees and expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Registrar and Transfer Agent’s fees	*
Miscellaneous fees and expenses	*
Total	$ *
*	To be included by amendment

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Prior to completion of this offering, the Registrant will issue        shares of Class B common stock to certain of the existing owners. The issuance of such shares of Class B common stock will not be registered under the Securities Act because the shares will be offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules.

Refer to Index to Consolidated Financial Statements on page F-1 of this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 14, 2016.

OTG EXP, Inc.
(Registrant)

By:	/s/ Eric J. Blatstein
Eric J. Blatstein
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Eric J. Blatstein	Chairman and Chief Executive Officer (Principal Executive Officer)	January 14, 2016
Eric J. Blatstein

/s/ Joseph G. Ozalas	Chief Financial Officer (Principal Financial Officer)	January 14, 2016
Joseph G. Ozalas

/s/ Tom Iacopelli	Senior Vice President, Finance (Principal Accounting Officer)	January 14, 2016
Tom Iacopelli

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant
3.2*	Form of Amended and Restated Bylaws of the Registrant
3.3*	Form of Amended and Restated Operating Agreement of OTG Management, LLC
5.1*	Opinion of Kirkland & Ellis LLP regarding the validity of the shares of Class A common stock registered
10.1
Financing Agreement dated as of December 11, 2012 among OTG Management, Inc., OTG Consolidated Holdings, Inc., OTG Management, LLC, the other guarantors party thereto, the lenders party thereto and Highbridge Principal Strategies, LLC

10.2
First Amendment to Financing Agreement dated as of January 2, 2014 among OTG Management, Inc., OTG Consolidated Holdings, Inc., OTG Management, LLC, the other guarantors party thereto, the lenders party thereto and Highbridge Principal Strategies, LLC

10.3
Second Amendment to Financing Agreement dated as of August 7, 2015 among OTG Management, Inc., OTG Consolidated Holdings, Inc., OTG Management, LLC, the other guarantors party thereto, the lenders party thereto and Highbridge Principal Strategies, LLC

10.4	Note Purchase Agreement dated as of December 11, 2012 between OTG Management, LLC and the purchasers party thereto
10.5	First Amendment to Note Purchase Agreement dated as of January 2, 2014 between OTG Management, LLC, the guarantors party thereto and the purchasers party thereto
10.6	Second Amendment to Note Purchase Agreement dated as of August 7, 2015 between OTG Management, LLC, the guarantors party thereto and the purchasers party thereto
10.7*	Form of Exchange Agreement among OTG EXP, Inc., OTG Management, Inc., OTG Consolidated Holdings, Inc. and the other existing owners party thereto
10.8*	Form of Tax Receivable Agreement among OTG EXP, Inc., OTG Management, Inc., OTG Consolidated Holdings, Inc. and the other existing owners party thereto
10.9*	Form of 2015 Omnibus Incentive Plan
10.10*	Form of Registration Rights Agreement among OTG EXP, Inc., OTG Management, Inc., OTG Consolidated Holdings, Inc. and the other existing owners party thereto
10.11*	Form of Stockholders’ Agreement
10.12	Employment Agreement dated as of December 9, 2015 between OTG EXP, Inc. and Brain Britton
10.13*	Form of Indemnification Agreement
10.14*	Form of Credit Agreement among OTG Management, LLC, the guarantors party thereto and the lenders party thereto
21.1*	Subsidiaries of the Registrant
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm for OTG Management, LLC
23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)
24.1**	Power of Attorney
*	To be filed by amendment.
**	Previously filed.

II-4